Form 10-K405, Exhibit 13
TECH SYM CORP
filed 1995-03-30
CIK 96669

                              TECH-SYM CORPORATION
                            SELECTED FINANCIAL DATA

                    (In thousands except per share amounts)

-------------------------------------------------------------------------------------------
                                         1994       1993       1992       1991       1990
-------------------------------------------------------------------------------------------
For the Year:
  Sales ............................   $197,593   $184,310   $179,649   $176,416   $134,770
  Costs and expenses ...............    179,258    167,794    169,530    162,504    122,227
                                       --------   --------   --------   --------   --------
  Income before income taxes .......     18,335     16,516     10,119     13,912     12,543
  Provision for income taxes .......      6,100      6,300      3,700      5,300      4,800
                                       --------   --------   --------   --------   --------
  Net income .......................   $ 12,235   $ 10,216   $  6,419   $  8,612   $  7,743
                                       ========   ========   ========   ========   ========
  Earnings per common share ........   $   2.12   $   1.80   $   1.13   $   1.50   $   1.26
                                       ========   ========   ========   ========   ========
------------------------------------------------------------------------------------------
At Year End:
  Current assets ...................   $145,386   $129,868   $116,198   $125,567   $116,256
  Current liabilities ..............     54,302     34,610     27,862     37,524     35,196
  Working capital ..................     91,084     95,258     88,336     88,043     81,060

  Property,plant and equipment - net     36,699     32,651     33,109     32,470     32,495
  Long-term debt ...................     21,587     23,317     26,635     27,929     27,624

  Total assets .....................    215,238    184,867    168,908    173,282    158,252
  Total liabilities ................     88,124     70,323     65,767     73,949     67,925
  Shareholders' investment .........    127,114    114,544    103,141     99,333     90,327
------------------------------------------------------------------------------------------

No divideds were paid on common stock for any of the above years.

                                    Page 17

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

           [BAR GRAPH WITH COORDINATES INDICATED IN THE TABLE BELOW]

                                WORKING CAPITAL
                             In Millions of Dollars
                          1990 .................  81.1
                          1991 .................  88.0
                          1992 .................  88.3
                          1993 .................  95.3
                          1994 .................  91.1

     At December 31, 1994, the Company's working capital was $91,084,000 as compared to $95,258,000 at December 31, 1993. The Company's cash, cash equivalent and marketable securities decreased to $23,003,000 at December 31, 1994 from $28,190,000 at December 31, 1993, primarily because of cash used for acquisitions and increases in receivables and inventory relating to the Company's overall increase in sales volume, partially offset by increases in notes and accounts payable.

     The Company's operations provided cash in the amount of $4,645,000 in 1994, $15,381,000 in 1993, and $1,019,000 in 1992. During 1994, the Company received
U.S. Government contracts which generally provide for progress billing based upon a percentage (usually 80-85%) of costs incurred, while remaining costs and total profit are billable only upon completion of the contract or, in certain instances, as delivery of units is made. In addition, large contracts with foreign customers usually provide for substantial advance payments. Less reliance on government contracts, which contain provisions for progress payments, will increase the Company's requirements for cash. Increased pressure for financing of purchases by commercial customers, primarily for seismic exploration systems and radio transmitters, will also increase cash requirements.

     During 1989, the Company completed a long-term unsecured note financing in the principal amount of $20,000,000. The Company is required to repay such amount in annual principal installments of $2,857,000 beginning in 1995. The terms of the unsecured note financing impose limitations on future (additional) borrowings. However, if the most restrictive limitation is used, defined consolidated funded debt cannot exceed 55% of defined consolidated total capitalization which would permit a maximum defined funded debt of approximately $155,000,000 as compared to $32,600,000 in actual funded debt as of December 31, 1994. Given the current level of liquid assets and forecasted cash flows from future operations, the Company does not presently anticipate the need for future borrowings in excess of such limitations. At December 31, 1994, the Company had unused lines of credit which aggregated $14,900,000.

     Because of the Company's $121,293,000 backlog and anticipated new business, it is expected that additional investments will be required in capital equipment and new facilities. Capital expenditures for land, buildings and improvements, and machinery and equipment were $8,921,000, $5,811,000, and $5,532,000, for 1994, 1993, and 1992, respectively, and such expenditures are expected to be approximately $9,500,000 for 1995. The Company believes that the funds required for working capital needs and capital equipment additions will come from available funds on hand, cash flows from operations, and capital equipment financing.
                                    Page 18

     During 1994, the Company repurchased 41,000 shares of its common stock in the open market pursuant to a Stock Repurchase Plan adopted by the Board of Directors in 1991 and affirmed in 1994. The average cost of the 1994 purchases was $20.03 per share. During 1993, the Company repurchased 29,197 shares at an average cost of $15.44 per share. In 1992, the Company repurchased 145,200 shares at an average cost of $11.33 per share. The Company's decision to repurchase its shares was based on the market price of its common stock at the time of such repurchases.

RESULTS OF OPERATIONS

  1994 IN COMPARISON WITH 1993:

     Sales for the year increased 7.2% as compared with 1993 while costs and expenses increased 6.8% which resulted in an 11.0% increase in income before income taxes. The 7.2% increase in sales was the result of (i) greater sales in the communications area ($4,393,000 or 6.7%) primarily due to strong foreign demand for high power broadcast equipment and greater demand in general for commercial microwave components; (ii) increased sales of seismic exploration systems ($2,469,000 or 5.3%) primarily due to a new foreign customer; (iii) increased sales of defense systems ($1,299,000 or 2.2%) partially due to a minor acquisition in the defense systems area; and (iv) increased sales in the environmental monitoring area ($4,802,000 or 46.5%) due to the acquisition of Anarad, Inc., effective July 8, 1994.

     Cost of sales increased 10.1% while selling, general and administrative expenses increased 2.9% as compared to 1993. The increase in cost of sales for 1994 as compared to 1993 was primarily due to the increase in sales as well as a large lower margin contract in the defense systems area which is in its engineering phase. The increase in selling, general and administrative expense was in line with the increase in sales. Company-sponsored product development was essentially the same as last year and continues to be focused on the seismic exploration area. This was somewhat offset by a decrease in expenditures in the communications area. Interest expense decreased ($559,000 or 15.9%) from 1993 partially due to a 1993 payment to the Internal Revenue Service. Interest and other income - net increased due to additional interest bearing receivables. The effective income tax rate was lower in 1994 due to the utilization of loss carry-forward on foreign operations.

           [BAR GRAPH WITH COORDINATES INDICATED IN THE TABLE BELOW]

                             DEBT TO CAPITAL RATIO
                                   In Percent
                          1990 .................  25.4
                          1991 .................  24.6
                          1992 .................  23.2
                          1993 .................  18.9
                          1994 .................  22.0

  1993 IN COMPARISON WITH 1992:

     Sales for the year increased 3% as compared with 1992 while costs and expenses decreased 1% which resulted in a 63% increase in income before income taxes. The 3% increase in sales was the result of (i) sales of seismic exploration systems ($19,168,000 or 69%) primarily due to market acceptance of the ocean bottom cable used in transition zones which was developed and proven in the prior two years; (ii) increased sales in the communications area of microwave components and assemblies ($2,893,000 or 12%) primarily due to the 1992 acquisition of a high power ferrite product line and, to a lesser extent, a general increase in the other microwave product lines; and (iii) increased sales in the environmental monitoring area of meteorological radar

                                    Page 19

($1,100,000 or 12%) due to an unusually large order from an international customer and to an increase in activity in the domestic television market. The above increases were somewhat offset by decreases in (i) the defense systems area of training systems ($11,509,000 or 25%) due to an unusually higher level of activity in 1992 and to delays in options being exercised on several current programs; (ii) the communications area of high power energy sources ($3,765,000 or 12%) primarily due to less demand than normal for high frequency broadcast products during the current year; (iii) the defense area of naval systems ($2,597,000 or 9%) due to a decline in numbers of units in the U.S. Navy's annual purchase of vertical launching systems, although partially offset by an increase in volume of radar cable assemblies; and (iv) the communications area of antenna and antenna systems ($706,000 or 7%) due to less demand for specialty antennas from the U.S. Government, partially offset by an increase in sales of commercial antennas and range instrumentation antennas.

           [BAR GRAPH WITH COORDINATES INDICATED IN THE TABLE BELOW]

                            SHAREHOLDERS' INVESTMENT
                             In Millions of Dollars
                          1990 .................  90.3
                          1991 .................  99.3
                          1992 ................. 103.1
                          1993 ................. 114.5
                          1994 ................. 127.1

     Cost of sales decreased 5% which reflects the strong performance of the seismic exploration area which historically carries a higher gross margin than most of the other areas. Selling, general and administrative expenses increased 5% primarily due to increased royalties resulting from improved sales in the seismic exploration area. Company-sponsored product development increased 20% due to increased activity in the communications area related to antenna and antenna systems and, to a lesser extent, in the seismic exploration area. This was somewhat offset by a decrease in company-sponsored product development activity in the communications area relating to microwave components. Interest expense was essentially the same as last year while interest and other income decreased primarily due to further decline in short-term interest rates received on marketable securities. The effective income tax rate was higher in 1993 primarily due to the 1% rate increase effective January 1, 1993 by the 1993 Tax Act.

PRODUCT LINE SALES

     The following table sets forth the percentages for each of the last three years of total sales contributed by each of the Company's product lines which accounted for five percent or more of consolidated sales in any of such years:

                                               Year Ended
                                              December 31,
                                        ------------------------
                                        1994      1993      1992
                                        ----      ----      ----
     Communications................      36%       35%       37%
     Seismic Exploration...........      25%       25%       15%
     Defense Systems...............      31%       32%       41%
     Environmental Monitoring......       8%        6%        5%

     The majority of the Company's operations are located in the United States.

                                    Page 20
OTHER INFORMATION

           [BAR GRAPH WITH COORDINATES INDICATED IN THE TABLE BELOW]

                              CAPITAL EXPENDITURES
                             In Millions of Dollars
                          1990 .................  7.32
                          1991 .................  5.09
                          1992 .................  5.53
                          1993 .................  5.81
                          1994 .................  8.92

     In light of the reduction in the nation's defense budget, the Company has continued its attempts to develop business which is not related to government defense spending. During the last six years, the amount of the Company's sales attributable to expenditures by the U.S. Department of Defense has remained constant, but the portion of the Company's total sales attributable to expenditures by the U.S. Department of Defense has decreased from 65% to 40% due to the increase of sales in other areas. In addition, the Company's defense business encompasses a diversified array of products, the largest portion of which is not directly related to weapons but to training and communications. Management believes that the reduced defense spending will be directed more to weapons procurement and troop reduction than to training systems and communications. The Company has a strong backlog in these areas and is optimistic about maintaining its current sales level in these areas over the near term. Management does expect, however, that the portion of the Company's business which is more directly related to weapons will experience a reduction in sales as the U.S. Department of Defense expenditures in this area decline. The Company anticipates that it will continue to develop business which is unrelated to defense and, although no assurances can be given, anticipates that the development of such other business will offset declines, if any, in sales of the Company's defense related products.

     The gradual increase expected in the non-defense portion of the Company's business may require additional expenditures for company sponsored product development. In addition, sales and earnings in the commercial market, especially those in the seismic exploration area, are more volatile than under long-term military programs. However, Management believes it important to diversify the Company's markets and will take appropriate action to minimize any adverse effects.

                              TECH-SYM CORPORATION
                        CONSOLIDATED STATEMENT OF INCOME
                    (In thousands except per share amounts)

                                              For the Year Ended December 31,
                                            -----------------------------------
                                              1994         1993         1992
                                            ---------    ---------    ---------
Sales ...................................   $ 197,593    $ 184,310    $ 179,649
                                            ---------    ---------    ---------
Costs and expenses:
   Cost of sales ........................     129,804      117,851      123,466
   Selling, general and administrative
     expenses ...........................      41,292       40,134       38,300
   Company-sponsored product development        7,357        7,276        6,065
   Interest expense .....................       2,956        3,515        3,426
   Interest and other income - net ......      (2,151)        (982)      (1,727)
                                            ---------    ---------    ---------
                                              179,258      167,794      169,530
                                            ---------    ---------    ---------
        Income before income taxes ......      18,335       16,516       10,119
Provision for income taxes ..............       6,100        6,300        3,700
                                            ---------    ---------    ---------
        Net income ......................   $  12,235    $  10,216    $   6,419
                                            =========    =========    =========
Earnings per common share ...............   $    2.12    $    1.80    $    1.13
                                            =========    =========    =========

The accompanying notes are an integral part of these consolidated financial statements.

                              TECH-SYM CORPORATION
                           CONSOLIDATED BALANCE SHEET
              (In thousands except par value and number of shares)

                                                              December 31,
                                                        -----------------------
                                                           1994         1993
                                                        ---------     ---------
ASSETS .............................................         --            --
Current assets:
    Cash and cash equivalents ......................    $  22,703     $  20,317
    Marketable securities ..........................          300         7,873
    Receivables - net ..............................       41,837        30,095
    Unbilled revenue ...............................       34,329        36,537
    Inventories ....................................       42,409        31,642
    Other ..........................................        3,808         3,404
                                                        ---------     ---------
        Total current assets .......................      145,386       129,868
Property, plant and equipment - net ................       36,699        32,651
Long-term receivables - net ........................       10,142         9,218
Goodwill and other assets ..........................       23,011        13,130
                                                        ---------     ---------
        Total assets ...............................    $ 215,238     $ 184,867
                                                        =========     =========
LIABILITIES
Current liabilities:
    Notes payable ..................................    $  10,985     $     125
    Current maturities of long-term debt ...........        3,318         3,317
    Accounts payable ...............................       13,232         5,771
    Billings in excess of costs and estimated
      earnings on uncompleted contracts ............        6,365         5,346
    Taxes on income ................................        3,074         2,264
    Other accrued liabilities ......................       17,328        17,787
                                                        ---------     ---------
        Total current liabilities ..................       54,302        34,610
Long-term debt .....................................       21,587        23,317
Deferred income taxes ..............................          196         2,973
Other liabilities and deferred credits .............       12,039         9,423
                                                        ---------     ---------
        Total liabilities ..........................       88,124        70,323
                                                        ---------     ---------
COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' INVESTMENT
Preferred stock - authorized 2,000,000 shares,
  without par value, none issued
Common stock - authorized 20,000,000 shares,
  $.10 par value; issued 7,059,870 and 7,034,370 ...          706           703
Additional capital .................................       35,063        34,432
Accumulated earnings ...............................      103,523        91,288
Cumulative translation adjustments .................       (1,164)       (1,537)
Common stock held in treasury at
  cost (1,307,592 and 1,288,752 shares) ............      (11,014)      (10,342)
                                                        ---------     ---------
        Total shareholders' investment .............      127,114       114,544
                                                        ---------     ---------
        Total liabilities and
          shareholders' investment .................    $ 215,238     $ 184,867
                                                        =========     =========

The accompanying notes are an integral part of these consolidated financial statements.

                              TECH-SYM CORPORATION
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (In thousands)

                                                          For the Year Ended December 31,
                                                         --------------------------------
                                                           1994        1993        1992
                                                         --------    --------    --------
Cash flows from operating activities:
  Net income .........................................   $ 12,235    $ 10,216    $  6,419
  Adjustments to reconcile net income to net
   cash provided by operating activities:
     Depreciation and amortization ...................      8,058       7,007       6,072
     Deferred income taxes ...........................     (3,315)       (930)       (159)
  Change in operating assets and liabilities:
    Receivables ......................................    (10,425)     (5,142)        905
    Unbilled revenue .................................      3,602      (3,584)       (254)
    Inventories ......................................     (6,720)      1,415      (1,067)
    Accounts payable .................................      5,312          41      (2,272)
    Billings in excess and other accrued liabilities .     (3,650)      6,738      (6,412)
    Other - net ......................................       (452)       (380)     (2,213)
                                                         --------    --------    --------
  Net cash provided by operating activities ..........      4,645      15,381       1,019
                                                         --------    --------    --------
Cash flows from investing activities:
  Capital expenditures ...............................     (8,921)     (5,811)     (5,532)
  Investment in grantor trust ........................       (695)       (453)       (511)
  Payments for purchases of businesses, net of
    cash acquired ....................................     (8,945)                 (2,685)
  Purchases of investment securities .................                 (6,507)    (13,629)
  Sales of investment securities .....................      7,573       8,835      12,644
  Other investing activities .........................        (37)       (854)       (611)
                                                         --------    --------    --------
  Net cash used for investing activities .............    (11,025)     (4,790)    (10,324)
                                                         --------    --------    --------
Cash flows from financing activities:
  Net borrowings (payments) under
    line of credit agreements ........................     10,533      (3,982)        136
  Proceeds from long-term debt .......................      1,709                     214
  Payments on long-term debt .........................     (3,438)       (396)     (1,667)
  Proceeds from exercise of stock options ............        763       1,621         140
  Cash paid to acquire treasury stock ................       (801)       (451)     (1,644)
                                                         --------    --------    --------
  Net cash provided by (used for) financing
    activities........................................      8,766      (3,208)     (2,821)
                                                         --------    --------    --------
Net increase (decrease) in cash and cash equivalents .      2,386       7,383     (12,126)
  Cash and cash equivalents at beginning of year .....     20,317      12,934      25,060
                                                         --------    --------    --------
  Cash and cash equivalents at end of year ...........   $ 22,703    $ 20,317    $ 12,934
                                                         ========    ========    ========
Cash flows from operating activities include:

  Interest paid ......................................   $  2,749    $  2,841    $  2,995
                                                         ========    ========    ========
  Income taxes paid - net ............................   $  8,350    $  5,814    $  4,940
                                                         ========    ========    ========

The accompanying notes are an integral part of these consolidated financial statements.

                              TECH-SYM CORPORATION
         CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' INVESTMENT
                                 (In thousands)

                              Common Stock                           Cumulative     Treasury Stock
                             --------------- Additional  Accumulated Translation    -----------------
                             Shares  Amount   Capital     Earnings   Adjustments    Shares     Amount     Total
                             ------  ------- ----------  ----------- -----------    ------    -------     -----
Balance, December 31, 1991..  6,972    $697     $32,878     $74,653                  1,223    $(8,895)   $99,333
Net income for year.........                                  6,419                                        6,419
Issuance of common stock
  from treasury for
  stock options.............                         42                                (17)        98        140
Currency translation
  adjustment................                                            $(1,107)                          (1,107)
Acquisition of treasury
  shares....................                                                           145     (1,644)    (1,644)
                             ------  ------     -------    --------     --------     -----   --------    -------
Balance, December 31, 1992..  6,972     697      32,920      81,072      (1,107)     1,351    (10,441)   103,141
Net income for year.........                                 10,216                                       10,216
Issuance of common stock
  for stock options.........     62       6         873                                                      879
Issuance of common stock
  from treasury for
  stock options.............                        192                                (91)       550        742
Currency translation
  adjustment................                                                (430)                           (430)
Acquisition of treasury
  shares....................                                                            29       (451)      (451)
Tax benefit associated
  with stock options........                        447                                                      447
                             ------  ------     -------    --------     --------     -----   --------    -------
Balance, December 31, 1993..  7,034     703      34,432      91,288       (1,537)    1,289    (10,342)   114,544
Net income for year.........                                 12,235                                       12,235
Issuance of common stock
  for stock options.........     26       3         442                                                      445
Issuance of common stock
  from treasury for
  stock options.............                         71                                (22)       129        200
Currency translation
  adjustment................                                                 373                             373
Acquisition of treasury
  shares....................                                                            41       (801)      (801)
Tax benefit associated
  with stock options........                        118                                                      118
                             ------  ------     -------    --------     --------     -----   --------    -------
Balance, December 31, 1994..  7,060    $706     $35,063    $103,523     $(1,164)     1,308   $(11,014)  $127,114
                             ======  ======     =======    ========     ========     =====   ========   ========

The accompanying notes are an integral part of these consolidated financial statements.
                                    Page 25

NOTE 1 - DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES:

     Tech-Sym Corporation and its subsidiaries (the Company) is a high technology company that designs, develops, and manufactures electronic systems and components used in diverse markets including communications, seismic exploration, defense systems, and environmental monitoring.

PRINCIPLES OF CONSOLIDATION:

     The consolidated financial statements include the accounts of Tech-Sym Corporation and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

MARKETABLE SECURITIES AND CASH EQUIVALENTS:

     Marketable securities are carried at the lower of cost or market. Short-term investments with original maturities of three months or less are classified as cash equivalents by the Company. Included in marketable securities at December 31, of both 1994 and 1993 are short-term investments in certificates of deposit of $100,000 with maturities greater than three months.

REVENUE RECOGNITION:

     The Company recognizes revenue on contracts utilizing the percentage of completion method, measured by the percentage of total costs incurred to date to estimated total costs for each contract. Estimated losses on contracts are provided for in full when they become apparent. Substantially all unbilled revenue amounts are expected to be billed and collected within one year in accordance with the terms of the related contracts, typically upon shipment of deliverables.

     The Company recognizes revenue from sales of products manufactured in standard manufacturing operations, primarily seismic exploration systems, at the time the products are shipped to the customer.

INVENTORIES:

     Inventories are valued at the lower of cost or market. Cost is determined on the first-in, first-out or average cost method.

DEPRECIATION AND AMORTIZATION:

     Depreciation of plant and equipment is provided by the straight-line method over their estimated useful lives. Major renewals and betterments are capitalized while minor replacements, maintenance, and repairs which do not extend useful lives are expensed. The cost and accumulated depreciation applicable to assets retired or sold are removed from the respective accounts and the resultant gain or loss is recognized at that time.

         Goodwill is amortized by the straight-line method over 15 years. Amortization expense was $554,000, $342,000, and $283,000, in 1994, 1993, and
1992, respectively. This resulted in total accumulated amortization of $2,565,000 and $2,011,000 at December 31, 1994 and 1993.

RESEARCH AND DEVELOPMENT:

     The Company performs research and development under both company-sponsored programs and contracts with others, primarily the U.S. Government. Costs related to company-sponsored research and development for new products and major product improvements are expensed as incurred.

INCOME TAXES:

     The provision for income taxes is computed based on the pretax income included in the consolidated statement of income. Research and development tax credits are recorded to the extent allowable as a reduction of the provision for federal income taxes in the year the qualified research and development expenditures are incurred. The asset and liability approach is used to recognize

                                    Page 27

deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

     The Company has not recorded a deferred income tax liability for additional U.S. Federal income taxes that would result from the distribution of earnings of its foreign subsidiaries, if they were actually repatriated. The Company intends to indefinitely reinvest the undistributed earnings of its foreign subsidiaries. Any federal income taxes on such earnings, if remitted, would generally be offset by available foreign tax credits.

FOREIGN CURRENCY TRANSLATION:

     The Company's foreign subsidiaries use the local currency as the functional currency. Accordingly, assets and liabilities of the Company's foreign subsidiaries are translated using the exchange rates in effect at the balance sheet date, while income and expenses are translated using average rates. Translation adjustments are reported as a separate component of shareholders' investment.

EARNINGS PER SHARE:

     Earnings per common share are based on the weighted average number of shares outstanding during each year (5,760,000 for 1994, 5,672,000 for 1993, and 5,697,000 for 1992). The effect of common stock equivalents (stock options) has not been significant during 1994, 1993, and 1992.

ACQUISITIONS:

     During 1994, 1993, and 1992, the Company made several acquisitions which were insignificant individually and in the aggregate.

RECENT PRONOUNCEMENTS:

     In 1994, the Company adopted Statement of Financial Accounting Standards No. 115 (FAS 115), Accounting for Certain Investments in Debt and Equity Securities. The adoption of FAS 115 was not material to the Company's financial statements. The Company adopted Statement of Financial Accounting Standards No. 119, Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments, as of December 31, 1994.

NOTE 2 - RECEIVABLES AND UNBILLED REVENUE:

     Receivables and unbilled revenue are summarized as follows (in thousands):

                                                                December 31,
                                                           ---------------------
                                                             1994          1993
                                                           -------       -------
Current receivables:
         Commercial, less allowance
          for losses of $389 and $137 ..............       $28,931       $21,071
         U.S. Government ...........................        12,906         9,024
                                                           -------       -------
                                                           $41,837       $30,095
                                                           =======       =======
Unbilled revenue:
         Commercial ................................       $ 8,290       $ 8,277
         U.S. Government ...........................        26,039        28,260
                                                           -------       -------
                                                           $34,329       $36,537
                                                           =======       =======
Long-term receivables:
         Commercial, less allowance
          for losses of $212 and $312 ..............       $10,142       $ 9,218
                                                           =======       =======

     U.S. Government receivables and unbilled revenue include amounts from prime contractors with the U.S. Government where the Company is the subcontractor.

                                    Page 27
NOTE 3 - INVENTORIES:

     Inventories which consist principally of electronic parts are summarized as follows (in thousands):
                                                             December 31,
                                                     ---------------------------
                                                      1994                 1993
                                                     -------             -------

Raw materials ..........................             $15,502             $14,359
Work in process ........................              21,040              12,133
Finished goods .........................               5,867               5,150
                                                     -------             -------
                                                     $42,409             $31,642
                                                     =======             =======
NOTE 4 - PROPERTY, PLANT AND EQUIPMENT:

     The components of property, plant and equipment are summarized as follows (dollars in thousands):
                                                               December 31,
                                         Estimated      -----------------------
                                           Lives          1994            1993
                                         ---------      --------        -------
At cost:
  Land, buildings and
    improvements ....................      10-35        $25,288         $24,857
  Machinery and equipment ...........       3-12         59,175          49,091
                                                        -------         -------
                                                         84,463          73,948
Less accumulated depreciation .......                   (47,764)        (41,297)
                                                        -------         -------
                                                        $36,699         $32,651
                                                        =======         =======
NOTE 5 - NOTES PAYABLE:

     At December 31, 1994 and 1993, the Company had unused short-term lines of credit aggregating approximately $14,900,000 and $27,700,000, respectively. Loans under these lines may be made in such amounts and at such maturities and interest rates as are offered by the banks and accepted by the Company at the time of each borrowing. The lines of credit contain certain restrictive covenants similar to those for the senior unsecured notes. At December 31, 1994 and 1993, borrowings under these lines totaled $10,985,000 and $125,000, respectively.

NOTE 6 - LONG-TERM DEBT:

     The components of long-term debt are summarized as follows (dollars in thousands):
                                                               December 31,
                                                         ----------------------
                                                           1994           1993
                                                         --------      --------
Notes to insurance group:
  Senior unsecured notes at 10.28%
   interest payable semi-annually; due
   in seven annual principal payments
   of $2,857 each commencing March 1, 1995 .........     $ 20,000      $ 20,000

Other obligations:
  Real estate mortgage notes, due in monthly
   installments of $69 including interest at
   9.9% to 12% maturing at various dates
   through 2005 ....................................        4,892         3,543

  Unsecured note at prime (6% at December
   31, 1993) interest payable quarterly;
   due December 31, 1994 ...........................                      2,884
Other ..............................................           13           207
                                                         --------      --------
                                                           24,905        26,634
Less current maturities ............................       (3,318)       (3,317)
                                                         --------      --------
                                                         $ 21,587      $ 23,317
                                                         ========      ========

     Aggregate maturities of long-term debt due after 1995 are, $3,345,000 in 1996, $3,392,000 in 1997, $3,443,000 in 1998, $3,417,000 in 1999, $3,388,000 in
2000, and $4,602,000 thereafter.
                                    Page 28

     The terms of the senior unsecured notes include certain covenants, the more significant of which require that the Company and its designated principal subsidiaries (a) maintain defined tangible net worth of at least $75,000,000;
(b) restrict the aggregate of certain future payments, including those for dividends and acquisitions of treasury shares, to 75% of the Company's cumulative post-December 31, 1988 consolidated net income (at December 31, 1994 accumulated earnings of $28,802,000 was available for dividends and acquisition of treasury shares); (c) limit future borrowings and related pledges of assets to certain levels; and (d) limit future dispositions (except in the ordinary course of business) of assets, including stock of domestic subsidiaries, such that the aggregate (greater of book or fair market) value during any twelve month period does not exceed 20% of defined tangible net worth.

     At December 31, 1994, $1,119,000 of machinery and equipment and $7,916,000 of land, buildings and improvements were pledged as collateral to secure various long-term debt obligations.

 NOTE 7 - INCOME TAXES:

     The components of income before income taxes were as follows (in thousands):
                                                Year Ended December 31,
                                     -------------------------------------------
                                       1994             1993               1992
                                     -------          --------           -------
Domestic ..................          $16,429          $ 16,530           $ 9,849
Foreign ...................            1,906               (14)              270
                                     -------          --------           -------
                                     $18,335          $ 16,516           $10,119
                                     =======          ========           =======

     The provision for income taxes consists of the following (in thousands):

                                                  Year Ended December 31,
                                      -----------------------------------------
                                       1994              1993             1992
                                      -------          -------          -------
U.S. Federal:
  Current ...................         $ 8,678          $ 6,692          $ 3,181
  Deferred ..................          (3,315)            (930)            (159)
                                      -------          -------          -------
                                        5,363            5,762            3,022
State .......................             375              347              424
Foreign .....................             362              191              254
                                      -------          -------          -------
                                      $ 6,100          $ 6,300          $ 3,700
                                      =======          =======          =======

     The income tax expense for 1994, 1993, and 1992 resulted in effective tax rates of 33.3%, 38.1%, and 36.6%, respectively. The reasons for the differences between these effective tax rates and the U.S. statutory rate of 35% in 1994, 35% in 1993, and 34% in 1992 are as follows (in thousands):

                                                  Year Ended December 31,
                                           ------------------------------------
                                              1994          1993          1992
                                            -------       -------       -------
Federal taxes on income at
  statutory rates ....................      $ 6,417       $ 5,781       $ 3,441
State income taxes - net .............          244           226           280
Foreign Sales Corporation
  benefit ............................         (472)         (588)         (466)
Other - net ..........................          (89)          881           445
                                            -------       -------       -------
                                            $ 6,100       $ 6,300       $ 3,700
                                            =======       =======       =======

     The Company increased its U.S. deferred tax liability in 1993 as a result of legislation enacted during 1993 which increased the corporate tax rate to 35% from 34% retroactive to January 1, 1993. The increase had an immaterial effect on the consolidated financial statements.

     Deferred tax liabilities (assets) at December 31, 1994 and December 31, 1993 are comprised of the following (in thousands):
                                                               December 31,
                                                         ----------------------
                                                           1994           1993
                                                         -------        -------
Deferred tax liabilities:
  Depreciation ...................................       $ 1,161        $ 2,923
  Installment sales ..............................           987          1,627
  Equity in earning of affiliate .................           518            336
  Percentage of completion .......................           340            313
  Other ..........................................           135              2
                                                         -------        -------
     Gross deferred tax liabilities ..............         3,141          5,201

Deferred tax assets:
  Deferred compensation ..........................        (1,589)        (1,331)
  Compensatory absences accruals .................          (885)          (671)
  Inventory accounting and
   valuation allowance ...........................        (1,532)          (988)
  Net operating loss carry forwards ..............          (763)          (844)
  Accrued losses on contracts ....................          (422)          (111)
  Product warranty and related reserves ..........          (228)        (1,121)
  Receivable valuation allowances ................          (470)          (124)
  Accrued sales and other credits ................           (51)          (351)
  Other ..........................................        (1,132)          (213)
                                                         -------        -------
     Gross deferred tax assets ...................        (7,072)        (5,754)
  Deferred tax asset
   valuation allowance ...........................           763            844
                                                         -------        -------
                                                         $(3,168)       $   291
                                                         =======        =======

     Deferred tax assets of $3,364,000 and $2,682,000 were included in other current assets at December 31, 1994 and 1993, respectively. As a result of a 1994 acquisition, deferred tax assets at December 31, 1994 include an addition of $144,000 which did not impact the provision for income taxes.

NOTE 8 - STOCK OPTION PLANS:

1980 STOCK OPTION PLAN:

     The Company's 1980 Stock Option Plan (the 1980 Plan) provided for the granting of options and stock appreciation rights (SARs) in tandem therewith to key employees of the Company for the purchase of the Company's common shares. Each option under the 1980 Plan was granted at an exercise price of 100% of fair market value at date of grant. The options expire ten years from date of grant and are exercisable 20% after one year, with an additional 20% exercisable each six months thereafter. Stock options granted prior to January 1, 1987, must be exercised in sequential order. Of the outstanding options covering a total of 43,150 shares at December 31, 1994, 42,250 were exercisable at prices from $10.625 to $20.00 per share.

     At December 31, 1994 and 1993, there were 43,150 and 66,650 shares, respectively, of the Company's common stock reserved for issuance under the 1980 Plan. The 1980 Plan expired by its terms on December 31, 1989, and no additional options can be granted under the plan.

     Changes in outstanding options under the 1980 Plan during 1992, 1993, and 1994 were as follows:
                                                  Number of      Exercise Price
                                                   Shares           Per Share
                                                  --------        --------------

Outstanding, December 31, 1991 ............        150,600        $10.625-20.000
Expired or cancelled ......................         (8,600)        10.625-20.000
Exercised .................................           (800)        10.625
                                                  --------

Outstanding, December 31, 1992 ............        141,200         10.625-20.000
Expired or cancelled ......................        (12,950)        12.625-20.000
Exercised .................................        (61,600)        10.625-17.375
                                                  --------
Outstanding, December 31, 1993 ............         66,650         10.625-20.000
Exercised .................................        (23,500)        14.625-20.000
                                                  --------
Outstanding, December 31, 1994 ............         43,150        $10.625-20.000
                                                  ========
NONEMPLOYEE DIRECTOR OPTIONS:

     During the period from December 8, 1983 to December 31, 1989, options covering a total of 115,000 shares were granted to nonemployee Directors by the Board of Directors and approved by the shareholders of the Company. Each option was granted at an exercise price of 100% of the fair market value at date of grant. Each option is exercisable in whole or in part until ten years after the date of grant except that, absent a change in control of the Company, each option terminates seven months after the option holder ceases to be a Director for any reason except retirement, death, or disability.

     At December 31, 1994 and 1993, there were 39,000 and 39,600 shares, respectively, of the Company's common stock reserved for issuance upon exercise of the nonemployee Director stock options at an exercise price per share of $10.875 to $13.25.

1990 STOCK OPTION PLAN:

     The Company's 1990 Stock Option Plan (the 1990 Plan) covers 858,000 shares of common stock and provides for the granting of stock options and/or SARs to key employees of the Company and to the members of the Board of Directors who are not employees of the Company.

     Options covering a total of 523,500 shares and related SARs have been granted to key employees under the 1990 Plan. Each such option has an exercise price of 100% of the fair market value on the date of grant and has a term of ten years. The options are exercisable 20% after one year, with an additional 20% exercisable each six months thereafter.

     The 1990 Plan provides for the automatic grant of stock options and SARs to nonemployee Directors. Each nonemployee Director of the Company was granted effective February 15, 1990, options and SARs with respect to 10,000 shares of common stock, and each optionee was required to surrender for cancellation options previously granted by the Company with respect to the lesser of 10,000 shares or the number of shares covered by such previously granted options. The 1990 Plan further provides that newly-elected nonemployee Directors will automatically receive options and SARs covering 10,000 shares at the time of his or her election and that each nonemployee Director will automatically receive options and SARs covering 1,000 shares each year at the time of his or her reelection to the Board. Options covering a total of 107,000 shares and SARs have been granted to nonemployee Directors under the 1990 Plan. These options and SARs have an exercise price of $8.125 to $21.75, the fair market price on the date of grant, have a ten year term and are exercisable in full after one year.

     At December 31, 1994, options under the 1990 Plan covering a total of 235,050 shares were exercisable.

     Changes in outstanding options under the 1990 Plan during 1992, 1993, and 1994 were as follows:
                                                   Number of      Exercise Price
                                                    Shares          Per Share
                                                   --------       --------------
Outstanding, December 31, 1991 ............        270,900       $ 8.000-13.000
Granted ...................................         13,500        10.625-13.500
Expired or cancelled ......................        (15,550)        8.000-12.375
Exercised .................................        (16,530)        8.000- 8.125
                                                   -------

Outstanding, December 31, 1992 ............        252,320         8.000-13.500
Granted ...................................        250,750        14.500-15.750
Expired or cancelled ......................         (6,100)        8.000-13.000
Exercised .................................        (91,490)        8.000-12.375
                                                   -------

Outstanding, December 31, 1993 ............        405,480         8.000-15.750
Granted ...................................         85,050        21.000-21.750
Expired or cancelled ......................         (4,300)       10.625-15.750
Exercised .................................        (22,560)        8.000-15.750
                                                   -------

Outstanding, December 31, 1994 ............        463,670       $ 8.000-21.750
                                                   =======

     The SARs granted under the 1980 and 1990 Stock Option Plans cannot be exercised without the consent of the Compensation Committee of the Board of Directors except in certain defined instances involving a change in control of the Company. Since any exercises of SARs are expected to be allowed by the Committee only in extenuating circumstances, any liability for benefits derived therefrom will be recognized only at the time the Committee gives its approval to such exercises. No SARs have been exercised to date.

NOTE 9 - SHAREHOLDERS' INVESTMENT:

SHAREHOLDER RIGHTS PLAN:

     The Board of Directors adopted a Shareholder Rights Plan in 1988 which in certain limited circumstances would permit shareholders to purchase securities at prices which would be substantially below market value.

STOCK REPURCHASES:

     The Company's Board of Directors has authorized the Company to repurchase shares of its common stock through open market purchases or privately negotiated transactions. Since 1987 the Company has repurchased an aggregate of 1,237,597 shares related to these authorizations. The unreissued shares are held by the Company and accounted for using the treasury stock method. The Company is authorized to repurchase up to 758,800 additional shares under transactions approved by the Board.

NOTE 10 - BENEFIT PLANS:

     The Company has a defined contribution retirement plan covering substantially all employees. The annual Company contribution and administrative costs of the plan were $1,912,000 for 1994, $1,885,000 for 1993, and $1,973,000
for 1992. The Company's policy is to fund these retirement costs currently.

     The Company has executive retirement agreements with certain executive officers of the Company and a nonemployee directors' retirement plan for those directors that have never been employees of the Company. The executive retirement agreements generally provide for the payment of specified amounts in the event of retirement at or after age 62, total and permanent disability, death, or termination of employment by the Company without cause. The nonemployee directors' retirement plan generally provides for the payment of specified amounts upon retirement on or after age 65 or upon termination of service due to disability or death. The Company has segregated certain assets in a grantor trust to meet these obligations, but those assets are available to creditors of the Company in the event of its bankruptcy or insolvency. Accordingly, these assets aggregating $4,215,000 and $3,575,000 at December 31, 1994 and 1993, respectively, are included in goodwill and other assets.

     The costs for the executive retirement agreements and the nonemployee directors' retirement plan in 1994, 1993, and 1992 were $695,000, $635,000, and $553,000, respectively. The status of the retirement plans at December 31 was as follows (in thousands):
                                                          1994            1993
                                                        -------         -------
Actuarial present value of:
  Vested benefit obligation ....................        $ 4,907         $ 4,438
                                                        =======         =======
  Accumulated benefit obligation ...............        $ 4,931         $ 4,454
                                                        =======         =======
  Projected benefit obligation .................        $ 5,211         $ 4,723
                                                        -------         -------
Plan assets at fair value
  Projected benefit obligation
   in excess of plan assets ....................          5,211           4,723
Unrecognized net gain ..........................           (196)           (156)
Unrecognized prior service cost ................           (206)           (266)
Unrecognized net obligation
   at transition ...............................           (567)           (647)
Adjustment to recognize
   minimum liability ...........................            689             800
                                                        -------         -------
Net deferred pension cost ......................        $ 4,931         $ 4,454
                                                        =======         =======
                                    Page 33

     The projected benefit obligation was developed assuming a beginning discount rate of 9% in 1994, 8% in 1993, and 9% in 1992 and an annual rate of increase in compensation levels of 5% in 1994, 1993, and 1992.

NOTE 11 - COMMITMENTS AND CONTINGENCIES:

CONCENTRATION OF CREDIT RISK:

     Financial instruments which potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents, marketable securities, receivables, unbilled revenue, and long-term receivables. The Company places its cash, cash equivalents, and marketable securities investments in investment grade, short-term debt instruments and limits the amount of credit exposure to any one commercial issuer. A portion of the Company's receivables and unbilled revenue are concentrated in the U.S. Government. Concentrations of credit risk with respect to the receivables, unbilled revenue, and long-term receivables from customers other than the U.S. Government are limited due to the large number of customers in the Company's customer base, and their dispersion across different industries and geographic areas.

FINANCIAL INSTRUMENTS:

     The Company enters into various types of financial instruments in the normal course of business. The Company does not hold or issue financial instruments for trading purposes nor does it hold interest rate, leveraged, or other types of derivative financial instruments.

     Fair values for financial instruments are based on quoted market prices. The amounts ultimately realized upon settlement of these financial instruments will depend on actual market conditions during the remaining life of the instruments. Fair values of cash and cash equivalents, marketable securities, receivables, unbilled revenue, long-term receivables, accounts payable, and other accrued liabilities reflected in the December 31, 1994 balance sheet approximate carrying value at that date. The fair value of notes payable and long-term debt at December 31, 1994 would have been increased by approximately $1,500,000 based on borrowing rates currently available to the Company for borrowings with similar terms and maturities.

LEASE COMMITMENTS:

     The Company leases manufacturing and other facilities under certain long-term agreements which expire at various dates to 2002. Total rentals charged to operations under such operating leases for years 1994, 1993, and 1992 were $1,111,000, $827,000, and $776,000, respectively.

     Future minimum rental commitments under all noncancellable operating leases in effect at December 31, 1994 total $2,431,000 as follows: 1995 - $683,000; 1996 - $611,000; 1997 - $511,000; 1998 - $292,000; 1999 - $171,000; and $163,000
thereafter.

LITIGATION:

     In the ordinary course of business, the Company is involved in various pending or threatened legal actions. While Management is unable to predict the ultimate outcome of these actions, it believes that any ultimate liability arising from these actions will not have a material adverse effect on the Company's consolidated financial position.

CONTINGENCIES:

     The Company has no commitments or contingent liabilities which, in the judgment of Management, would result in losses which would materially affect the Company's consolidated financial position.

NOTE 12 - OTHER FINANCIAL INFORMATION:

     Sales under contracts and subcontracts where the U.S. Government is the ultimate customer generally accounted for approximately 41%, 42%, and 50% of the Company's sales in 1994, 1993, and 1992, respectively.

     Foreign sales (primarily exports from the U.S.) as a percentage of total sales are summarized by geographic area as follows:

                                         1994            1993            1992
                                         ----            ----            ----
Europe .........................         16.8%           17.0%           15.7%
Far East .......................         11.4             6.6            10.5
Middle East ....................          1.4             5.0             2.9
Other areas ....................          6.9             5.6             5.3
                                         ----            ----            ----
                                         36.5%           34.2%           34.4%
                                         ====            ====            ====

     Other accrued liabilities comprised the following (in thousands):

                                                               December 31,
                                                       -------------------------
                                                         1994              1993
                                                       -------           -------
Commissions payable ........................           $ 2,605           $ 1,588
Incentive bonus accruals ...................             1,855             2,530
Vacation accruals ..........................             2,636             2,441
Accrued product warranty
 and related reserves ......................               478             3,202
Accrued interest payable ...................               803             1,028
Other ......................................             8,951             6,998
                                                       -------           -------
                                                       $17,328           $17,787
                                                       =======           =======

     Other liabilities and deferred credits include deferred gains on installment sales contracts of $3,711,000 and $3,761,000 at December 31, 1994 and 1993, respectively.

NOTE 13 - QUARTERLY FINANCIAL INFORMATION (UNAUDITED):

     The following is a summary of unaudited quarterly financial data for the years 1994 and 1993 (in thousands except per share amounts):
                                                                        Earnings
                                                                          Per
                                                 Gross         Net       Common
                                    Sales        Profit       Income      Share
                                   --------      -------      -------     -----
March 31, 1994 ..............      $ 43,678      $15,825      $ 2,788     $ .48
June 30, 1994 ...............        48,329       16,823        2,991       .52
September 30, 1994 ..........        51,328       16,665        3,176       .55
December 31, 1994 ...........        54,258       18,476        3,280       .57
                                   --------      -------      -------     -----
                                   $197,593      $67,789      $12,235     $2.12
                                   ========      =======      =======     =====

March 31, 1993 ..............      $ 46,775      $15,844      $ 2,375     $ .42
June 30, 1993 ...............        50,365       17,092        2,489       .44
September 30, 1993 ..........        44,072       16,654        2,556       .45
December 31, 1993 ...........        43,098       16,869        2,796       .49
                                   --------      -------      -------     -----
                                   $184,310      $66,459      $10,216     $1.80
                                   ========      =======      =======     =====

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors of Tech-Sym Corporation:

     In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of cash flows and of changes in shareholders' investment present fairly, in all material respects, the financial position of Tech-Sym Corporation and its subsidiaries at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ Price Waterhouse LLP
PRICE WATERHOUSE LLP
Houston, Texas
February 23, 1995

CORPORATE INFORMATION

                       STOCKHOLDER AND MARKET INFORMATION
                         Comparative Common Stock Data

                            1993                               1994
                  -----------------------            ------------------------
Quarter            High             Low               High              Low
-------           ------           ------            ------            ------
First .........   17 1/4           13 1/4            22 1/2            17 5/8
Second ........   17 5/8           14 3/8            21 7/8            19 1/8
Third .........   21 1/2           17                22 3/8            19 1/2
Fourth ........   21 3/8           18 1/2            24 3/8            20 1/2

No dividends were paid on such stock in 1993 or 1994, and the Company has no present intention of paying dividends.

Record number of holders of Common Stock at February 28, 1995: 2,101.

CORPORATE OFFICE
10500 Westoffice Drive, Suite 200
Houston, Texas 77042-5391
Telephone 713/785-7790
Telecopier 713/780-3524

TRANSFER AGENT AND REGISTRAR
Continental Stock Transfer & Trust Company
2 Broadway
New York, New York  10004
Telephone 212/509-4000
Telecopier 212/509-5150

STOCK EXCHANGE LISTING
Tech-Sym Common Stock is listed on the New York Stock Exchange
(Stock Symbol: TSY)

INDEPENDENT ACCOUNTANTS
Price Waterhouse LLP
1201 Louisiana
Houston, Texas  77002

Stockholders are invited to attend the Tech-Sym Corporation Annual Meeting of Stockholders which will be held at 10:00 AM on Tuesday, April 25, 1995, in the Magnolia Room of the Houstonian Hotel & Conference Center at 111 North Post Oak Lane, Houston, Texas. A Proxy Statement will be sent to stockholders of record as of March 13, 1995.
                                    Page 37