Form 10-K405, Exhibit 13
period 1995-12-31
TECH SYM CORP
filed 1996-03-29
CIK 96669

EXHIBIT 13

                            SELECTED FINANCIAL DATA
                    (In thousands except per share amounts)

                                                              1995            1994            1993            1992            1991
                                                            --------        --------        --------        --------        --------
For the Year:
 Sales .............................................        $246,487        $213,605        $199,248        $202,172        $200,061
 Costs and expenses ................................         227,552         195,172         184,765         190,681         184,139
                                                            --------        --------        --------        --------        --------
 Income before income taxes ........................          18,935          18,433          14,483          11,491          15,922
 Provision for income taxes ........................           5,900           6,318           5,234           3,952           5,761
                                                            --------        --------        --------        --------        --------

 Net income ........................................        $ 13,035        $ 12,115        $  9,249        $  7,539        $ 10,161
                                                            ========        ========        ========        ========        ========


 Earnings per common share .........................        $   2.00        $   1.86        $   1.44        $   1.16        $   1.56
                                                            ========        ========        ========        ========        ========
At Year End:
 Current assets ....................................        $178,318        $152,067        $135,719        $124,312        $135,074
 Current liabilities ...............................          74,561          56,284          35,634          30,012          41,320
 Working capital ...................................         103,757          95,783         100,085          94,300          93,754

 Property, plant and equipment - net ...............          42,469          39,993          35,047          36,641          35,357
 Long-term debt ....................................          29,522          21,587          23,317          26,635          27,929

 Total assets ......................................         265,026         225,803         194,732         181,077         185,985
 Total liabilities .................................         115,008          90,016          71,395          68,176          77,936
 Shareholders' investment ..........................         150,018         135,787         123,337         112,901         108,049

Amounts related to 1991 through 1994 have been restated to reflect the acquisition of CogniSeis Development, Inc. in a transaction accounted for as a pooling-of-interests.

No dividends were paid on common stock for any of the above years.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                        LIQUIDITY AND CAPITAL RESOURCES

                                WORKING CAPITAL
                             In Millions of Dollars

                [BAR GRAPH PLOTTED FROM DATA IN TABLE BELOW]

                         1991                       93.8
                         1992                       94.3
                         1993                      100.1
                         1994                       95.8
                         1995                      103.8

        At December 31, 1995, the Company's working capital was $103,757,000 as compared to $95,783,000 at December 31, 1994. The Company's cash, cash equivalents and short-term investments decreased to $20,815,000 at December 31, 1995 from $24,383,000 at December 31, 1994, primarily because of cash used for acquisitions and increases in receivables and inventory relating to the Company's overall increase in sales volume, partially offset by increases in notes and accounts payable.

        The Company's operations used cash in the amount of $11,220,000 in 1995, and provided cash in the amounts of $6,332,000 in 1994, and $15,392,000 in 1993. During 1995, the Company received U.S. Government contracts which generally provide for progress billing based upon a percentage (usually 75-80%) of costs incurred, while remaining costs and total profit are billable only upon completion of the contract or, in certain instances, as delivery of units is made. In addition, large contracts with foreign customers usually provide for substantial advance payments. Less reliance on government contracts, which contain provisions for progress payments, has increased the Company's requirement for cash. Increased pressure for financing of purchases by commercial customers, primarily for seismic exploration systems and radio transmitters, has also increased cash requirements.

        The Company is required to repay its senior unsecured notes in annual principal installments of $2,857,000. The terms of the unsecured note financing impose limitations on future (additional) borrowings. However, if the most restrictive limitation is used, defined consolidated funded debt cannot exceed 55% of defined consolidated total capitalization which would permit a maximum defined funded debt of approximately $183,000,000 as compared to $42,700,000 in actual funded debt as of December 31, 1995. Given the current level of liquid assets and forecasted cash flows from future operations, the Company does not presently anticipate the need for future borrowings in excess of such limitations. At December 31, 1995, the Company had unused lines of credit which aggregated $32,500,000.

        Because of the Company's $138,000,000 backlog and anticipated new business, it is expected that additional investments will be required in capital equipment and new facilities. Capital expenditures for land, buildings and improvements, and machinery and equipment were $8,875,000, $10,231,000, and $7,001,000, for 1995, 1994, and 1993, respectively, and such expenditures are expected to be approximately $13,800,000 for 1996. The Company believes that the funds required for working capital needs and capital equipment additions will come from available funds on hand, cash flows from operations, and capital equipment financing.

                             RESULTS OF OPERATIONS

                             DEBT TO CAPITAL RATION
                                   IN PERCENT

                  [BAR GRAPH PLOTTED FROM DATA IN TABLE BELOW]

                         1991                       22.9
                         1992                       21.6
                         1993                       17.7
                         1994                       20.9
                         1995                       28.1

1995 IN COMPARISON WITH 1994: Sales for 1995 increased 15.4% as compared with 1994 while costs and expenses increased 16.6% which resulted in a 2.7% increase in income before income taxes. The increase in sales for 1995 was the result of
(i) increased sales in the geoscience area ($19,950,000 or 30.3%) primarily due to a new customer for marine seismic data acquisition systems, increased sales and repair of seismic cables and accessories, and sales of new seismic processing and geological interpretation products, as well as the acquisition of Photon Systems Ltd., effective September 11, 1995; (ii) greater sales in the communications area ($13,865,000 or 17.5%) primarily due to strong international demand in general for microwave components, high power broadcast equipment and meteorological radars. The sales in the defense systems area were essentially the same as the previous year.

        Cost of sales increased 18.6% while selling, general and administrative expenses increased 10.8% as compared to 1994. The increase in cost of sales was primarily due to the increase in sales for 1995 as well as generally lower margins in all areas primarily due to (i) additional competition in the areas of geoscience and defense, (ii) costs of introducing new products in the areas of geoscience and communications, and (iii) supplier quality problems in the seismic exploration area. The increase in selling, general and administrative expenses was in line with the increase in sales. Company sponsored product development increased 23.9% for 1995 and continues to be heavily weighted to the geoscience area. In addition, the high power broadcast equipment in the communications area contributed to this increase. Interest expense increased ($884,000 or 29.9%) on a 42% increase in average borrowings for the year. Interest and other income increased ($1,745,000 or 74.5%) for the period due to an increase in interest income during 1995 and the absense of the expense of a 1994 litigation settlement. The effective inco me tax rate decreased primarily due to utilization of loss carry forwards on certain foreign operations, research and development credits, and foreign investments credits.

1994 IN COMPARISON WITH 1993: Sales for the year increased 7.2% as compared with 1993 while costs and expenses increased 5.6% which resulted in an 27.3% increase in income before income taxes. The 7.2% increase in sales was the result of (i) greater sales in the communications area ($3,848,000 or 5.1%) primarily due to strong foreign demand for high power broadcast equipment and greater demand in general for commercial microwave components; (ii) increased sales in the geoscience area ($4,041,000 or 6.5%) primarily due to a new foreign customer; and (iii) increased sales of defense systems ($1,299,000 or 2.2%) partially due to a minor acquisition in the defense systems area.

        Cost of sales increased 9.7% while selling, general and administrative expenses increased 2.5% as compared to 1993. The increase in cost of sales for 1994 as compared to 1993 was primarily due to the increase in sales as well as a large lower margin contract in the defense systems area which is in its engineering phase. The increase in selling, general and administrative expense was in line with the increase in sales. Company-sponsored product development was essentially the same as 1993 and continues to be focused on the geoscience area. This was somewhat offset by a decrease in expenditures in the communications area. Interest expense decreased ($559,000 or 15.9%) from 1993 partially due to a 1993 payment to the Internal Revenue Service. Interest and other income - net increased due to additional interest bearing receivables which offset the expense of a litigation settlement. The effective income tax rate was lower in 1994 due to the utilization of loss carryforwards on foreign operations.

                               PRODUCT LINE SALES

The following table sets forth the percentages for each of the last three years of total sales contributed by each of the Company's product lines which accounted for five percent or more of consolidated sales in any of such years:
                                                    Year Ended December 31,
                                                --------------------------------
                                                1995          1994          1993
                                                ----          ----          ----
Communications .......................           38%           37%           38%
Geoscience ...........................           35%           31%           31%
Defense Systems ......................           25%           29%           30%

        The majority of the Company's operations are located in the United
States.
                               OTHER INFORMATION

In light of the reduction in the nation's defense budget, the Company has continued its attempts to develop business through product development and acquisitions which is not related to government defense spending. During the last seven years, the amount of the Company's sales attributable to expenditures by the U.S. Department of Defense has remained constant, but the portion of the Company's total sales attributable to expenditures by the U.S. Department of Defense has decreased from 65% to 30% due to the increase of sales in other areas. The Company anticipates that it will continue to develop business which is unrelated to defense and, although no assurances can be given, anticipates that the development of such other business will offset declines, if any, in sales of the Company's defense related products.

        The increase expected in the non-defense portion of the Company's business may require additional expenditures for company-sponsored product development. In addition, sales and earnings in the commercial market, especially those in the seismic exploration area, are more volatile than under long-term military programs. However, Management believes it important to diversify the Company's markets and will take appropriate action to minimize any adverse effects.

        The financial results for the year ended December 31, 1995, were adversely affected by the delay in shipping orders for systems in the marine seismic data acquisition systems area using its new SYNTRAK 480trademark 24 bit digitizing modules due to start-up technical problems. Although the problems were resolved during the fourth quarter of 1995 and several systems shipped, production was delayed enough to shift deliveries from the last quarter 1995 to 1996.

        Net income and the related per common share amounts for the quarters ended March 31, 1995, and June 30, 1995, have been restated from previously reported amounts to reflect the deferral of revenue recognition on certain sales where the right of exchange for credit existed. As a result, net income was reduced by $1,457,000, or $.22 per common share, for the quarter ended March 31, 1995, and by $385,000, or $.06 per common share, for the quarter ended June 30, 1995. Net income for the quarter ended December 31, 1995, increased $613,000 or $.09 per common share as a result of the recognition of a portion of such deferrals in the fourth quarter. The remaining deferred revenue totaling approximately $4,000,000 is expected to be recognized during 1996.

                            SHAREHOLDERS' INVESTMENT
                             In Millions Of Dollars

                  [BAR GRAPH PLOTTED FROM DATA IN TABLE BELOW]

                         1991                       108.0
                         1992                       112.9
                         1993                       123.3
                         1994                       135.8
                         1995                       150.0

                              CAPITAL EXPENDITURES
                             In Millions Of Dollars

                  [BAR GRAPH PLOTTED FROM DATA IN TABLE BELOW]

                         1991                        5.45
                         1992                        7.53
                         1993                        7.00
                         1994                       10.23
                         1995                        8.88

                        CONSOLIDATED STATEMENT OF INCOME
                    (In thousands except per share amounts)

                                                  For the Year Ended December 31,
                                                -----------------------------------
                                                  1995         1994          1993
                                                ---------    ---------    ---------
Sales .......................................   $ 246,487    $ 213,605    $ 199,248
                                                ---------    ---------    ---------
Costs and expenses:
 Cost of sales ..............................     160,509      135,285      123,298
 Selling, general and administrative expenses      52,103       47,013       45,878
 Company-sponsored product development ......      15,187       12,260       13,134
 Interest expense ...........................       3,840        2,956        3,515
 Interest and other income - net ............      (4,087)      (2,342)      (1,060)
                                                ---------    ---------    ---------
                                                  227,552      195,172      184,765
                                                ---------    ---------    ---------
 Income before income taxes .................      18,935       18,433       14,483
Provision for income taxes ..................       5,900        6,318        5,234
                                                ---------    ---------    ---------
 Net income .................................   $  13,035    $  12,115    $   9,249
                                                =========    =========    =========
Earnings per common share ...................   $    2.00    $    1.86    $    1.44
                                                =========    =========    =========

The accompanying notes are an integral part of these consolidated financial statements.

                           CONSOLIDATED BALANCE SHEET
              (In thousands except par value and number of shares)

                                                                     December 31,
                                                               ----------------------
                                                                 1995         1994
                                                               ---------    ---------
                                     ASSETS
Current assets:
  Cash and cash equivalents ................................   $  20,715    $  24,083
  Short-term investments ...................................         100          300
  Receivables - net ........................................      54,199       46,870
  Unbilled revenue .........................................      39,137       34,329
  Inventories ..............................................      59,492       42,507
  Other ....................................................       4,675        3,978
                                                               ---------    ---------
    Total current assets ...................................     178,318      152,067
Property, plant and equipment - net ........................      42,469       39,993
Long-term receivables - net ................................      10,567       10,576
Other assets ...............................................      33,672       23,167
                                                               ---------    ---------
    Total assets ...........................................   $ 265,026    $ 225,803
                                                               =========    =========
                                  LIABILITIES
Current liabilities:
  Notes payable ............................................   $  24,237    $  10,985
  Current maturities of long-term debt .....................       4,861        3,318
  Accounts payable .........................................      14,480       13,566
  Billings in excess of costs and estimated earnings
  on uncompleted contracts .................................       6,880        7,635
  Taxes on income ..........................................       1,366        2,902
  Other liabilities ........................................      22,737       17,878
                                                               ---------    ---------
    Total current liabilities ..............................      74,561       56,284
Long-term debt .............................................      29,522       21,587
Other liabilities and deferred credits .....................      10,925       12,145
                                                               ---------    ---------
    Total liabilities ......................................     115,008       90,016
                                                               ---------    ---------

                            SHAREHOLDERS' INVESTMENT
Commitments and Contingencies

Preferred stock - authorized 2,000,000 shares,
 without par value, none issued
Common stock - authorized 20,000,000 shares, $.10 par value;
 issued 7,860,351 and 7,797,651 ............................         786          780
Additional capital .........................................      38,486       37,365
Accumulated earnings .......................................     122,855      109,820
Cumulative translation adjustments .........................      (1,095)      (1,164)
Common stock held in treasury at cost (1,307,592 shares) ...     (11,014)     (11,014)
                                                               ---------    ---------
    Total shareholders' investment .........................     150,018      135,787
                                                               ---------    ---------
    Total liabilities and shareholders' investment .........   $ 265,026    $ 225,803
                                                               =========    =========

The accompanying notes are an integral part of these consolidated financial statements.
                                       23

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (In thousands)

                                                               FOR THE YEAR ENDED DECEMBER 31,
                                                               -------------------------------
                                                                 1995        1994        1993
                                                               --------    --------    --------
Cash flows from operating activities:
  Net income ...............................................   $ 13,035    $ 12,115    $  9,249
  Adjustments to reconcile net income to net
    cash provided by (used for) operating activities:
    Depreciation and amortization ............................   11,887       9,277       8,362
    Deferred income taxes ....................................     (861)     (3,408)       (997)
  Change in operating assets and liabilities:
    Receivables ..............................................   (5,277)    (10,829)     (4,198)
    Unbilled revenue .........................................   (4,808)      3,602      (3,584)
    Inventories ..............................................  (16,392)     (6,712)      1,432
    Other assets .............................................   (9,349)     (1,009)     (1,320)
    Accounts payable .........................................     (192)      5,526        (485)
    Billings in excess and other liabilities .................    3,547      (3,551)      6,386
    Taxes on income ..........................................   (1,741)        980         724
    Other - net ..............................................   (1,069)        341        (177)
                                                               --------    --------    --------
  Net cash provided by (used for) operating activities ...      (11,220)      6,332      15,392
                                                               --------    --------    --------
Cash flows from investing activities:
  Capital expenditures .....................................     (8,875)    (10,231)     (7,001)
  Investment in grantor trust ..............................       (518)       (695)       (453)
  Payments for purchases of businesses, net of cash acquired     (5,942)     (8,945)       --
  Purchases of investment securities .......................       (100)       --        (6,507)
  Sales of investment securities ...........................        300       7,573       8,835
  Other investing activities ...............................        (23)        (37)       (854)
                                                               --------    --------    --------
    Net cash used for investing activities .................    (15,158)    (12,335)     (5,980)
                                                               --------    --------    --------
Cash flows from financing activities:
  Net borrowings (payments) under line of credit agreements      10,730      10,533      (3,982)
  Proceeds from long-term debt .............................     17,910       1,709        --
  Payments on long-term debt ...............................     (6,826)     (3,438)       (396)
  Proceeds from exercise of stock options ..................      1,127         645       1,621
  Cash paid to acquire treasury stock ......................       --          (801)       (451)
  Other ....................................................         69         130        (120)
                                                               --------    --------    --------
    Net cash provided by (used for) financing activities ...     23,010       8,778      (3,328)
                                                               --------    --------    --------
Net increase (decrease) in cash and cash equivalents .......     (3,368)      2,775       6,084
  Cash and cash equivalents at beginning of year ...........     24,083      21,308      15,224
                                                               --------    --------    --------
  Cash and cash equivalents at end of year .................   $ 20,715    $ 24,083    $ 21,308
                                                               ========    ========    ========
Cash flows from operating activities include:
  Interest paid ............................................   $  3,742    $  2,749    $  2,847
                                                               ========    ========    ========
  Income taxes paid - net ..................................   $  7,441    $  8,358    $  5,832
                                                               ========    ========    ========

The accompanying notes are an integral part of these consolidated financial statements.
                                       24

         CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' INVESTMENT
                                 (In thousands)

                                               COMMON STOCK                           CUMULATIVE     TREASURY STOCK
                                              --------------  ADDITIONAL ACCUMULATED  TRANSLATION   ----------------
                                              SHARES  AMOUNT   CAPITAL    EARNINGS    ADJUSTMENTS   SHARES     AMOUNT         TOTAL
                                              -------------------------------------------------------------------------------------
Balance, December 31, 1992
 as previously reported ..................    6,972    $697    $32,920    $ 81,072    $(1,107)     1,351     $(10,441)    $ 103,141
Adjustment for pooling of
 interest(Note 2) ........................      738      74      2,302       7,384       --         --           --           9,760
                                              -------------------------------------------------------------------------------------
Balance, December 31, 1992
 as restated .............................    7,710     771     35,222      88,456     (1,107)     1,351      (10,441)      112,901
Net income for year ......................     --       --        --         9,249       --         --           --           9,249
Issuance of common stock
 for stock options .......................       62       6        873        --         --         --           --             879
Issuance of common stock
 from treasury for stock options .........     --       --         192        --         --          (91)         550           742
Currency translation adjustment ..........     --       --        --          --         (430)      --           --            (430)
Acquisition of treasury shares ...........     --       --        --          --         --           29         (451)         (451)
Tax benefit associated
 with stock options ......................     --       --         447        --         --         --           --             447
                                              -------------------------------------------------------------------------------------
Balance, December 31, 1993 ...............    7,772     777     36,734      97,705     (1,537)     1,289      (10,342)      123,337
Net income for year ......................     --       --        --        12,115       --         --           --          12,115
Issuance of common stock
 for stock options .......................       26       3        442        --         --         --           --             445
Issuance of common stock
 from treasury for stock options .........     --       --          71        --         --          (22)         129           200
Currency translation adjustment ..........     --       --        --          --          373       --           --             373
Acquisition of treasury shares ...........     --       --        --          --         --           41         (801)         (801)
Tax benefit associated
 with stock options ......................     --       --         118        --         --         --           --             118

Balance, December 31, 1994 ...............    7,798     780     37,365     109,820     (1,164)     1,308      (11,014)      135,787
Net income for year ......................     --       --        --        13,035       --         --           --          13,035
Issuance of common stock
 for stock options .......................       62       6        853        --         --         --           --             859
Currency translation adjustment ..........     --       --        --          --           69       --           --              69
Tax benefit associated
 with stock options ......................     --       --         268        --         --         --           --             268
                                              -------------------------------------------------------------------------------------
Balance, December 31, 1995 ...............    7,860    $786    $38,486    $122,855    $(1,095)     1,308     $(11,014)    $ 150,018
                                              =====================================================================================

The accompanying notes are an integral part of these consolidated financial statements.
                                       25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Tech-Sym Corporation and its subsidiaries (the Company or Tech-Sym) is a high technology company that designs, develops, and manufactures electronic systems and components used in diverse markets including communications, geoscience, and defense systems.

ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the related reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management believes that the estimates are reasonable.

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of Tech-Sym Corporation and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

SHORT-TERM INVESTMENTS AND OTHER CASH EQUIVALENTS: Short-term investments are carried at market value and have maturities of less than one year.
Short-term investments with original maturities of three months or less are classified as cash equivalents by the Company. Included in short-term investments at December 31, of both 1995 and 1994 are short-term investments in certificates of deposit of $100,000 with maturities greater than three months.

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

        Revenues from the sale of hardware products and software licenses are recognized at the time of shipment unless significant future obligations remain.

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

        Goodwill is amortized by the straight-line method over 5 to 15 years. Amortization expense was $1,020,000, $554,000, and $342,000, in 1995, 1994,
and 1993, respectively. Goodwill of $15,012,000 and $9,421,000 at December 31, 1995 and 1994, respectively, is included in other assets and is net of accumulated amortization of $5,496,000 and $4,476,000 at December 31, 1995 and 1994, respectively.
                                       26

RESEARCH AND DEVELOPMENT: The Company performs research and development under both company-sponsored programs and contracts with others, primarily the U.
S. Government. Costs related to company-sponsored research and development for new products and major product improvements are expensed as incurred.

SOFTWARE DEVELOPMENT COSTS: Costs of developing software for sale are charged to expense when incurred as research and development until technological feasibility has been established for the product. Thereafter, software development costs are capitalized until the software is ready for general release to customers. Once the software is ready for general release, amortization of the software development costs begins. Amortization is calculated as the greater of the amount computed by applying the ratio of revenues generated during the current year to currently anticipated gross revenues over the remainder of the product life to the amount capitalized, or by applying the straight-line method over the currently estimated remaining product life. Capitalized software development costs are generally not amortized over periods which exceed five years.

INCOME TAXES: The provision for income taxes is computed based on the pretax income included in the consolidated statement of income.

        Research and development tax credits are recorded to the extent allowable as a reduction of the provision for federal income taxes in the year the qualified research and development expenditures are incurred. The asset and liability approach is used to recognize deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

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

FOREIGN CURRENCY TRANSLATION: The Company's foreign subsidiaries use the local currency as the functional currency. Accordingly, assets and liabilities of the Company's foreign subsidiaries are translated using the exchange rates in effect at the balance sheet date, while income and expenses are translated using average rates prevailing during the year. Translation adjustments are reported as a separate component of shareholders' investment.

EARNINGS PER SHARE: Earnings per common share are based on the weighted average number of shares outstanding during each year (6,522,000 for 1995, 6,498,000 for 1994, and 6,410,000 for 1993). The effect of common stock equivalents (stock options) has not been significant during 1995, 1994, and 1993.

STOCK-BASED COMPENSATION: The Company has not elected early adoption of Financial Accounting Standard No. 123 (FAS 123), Accounting for Stock-Based Compensation. FAS 123 become effective beginning with the Company's first quarter of 1996, and will not have a material effect on the Company's financial position or results of operations. Upon adoption of FAS 123, the Company will continue to measure compensation expense for its stock-based employee compensation plans using the intrinsic value method prescribed by APB Opinion No. 25, Accounting for Stock Issued to Employees and will provide pro forma disclosures of net income and earnings per share as if the fair value-based method prescribed by FAS 123 had been applied in measuring compensation expense.

OTHER RECENT PRONOUNCEMENTS: In 1995 Financial Accounting Standards No. 121 (FAS 121), Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, was issued and is effective for fiscal years commencing after December 15, 1995. The future adoption of FAS 121 is not expected to have a material effect on the Company's consolidated financial position or operating results.

                                       27

NOTE 2 - ACQUISITIONS

On June 30, 1995, the Company acquired CogniSeis Development, Inc. (CogniSeis), a company which develops, markets, and licenses seismic processing and geologic interpretation systems. In connection with the acquisition, the Company issued a total of 737,781 of its shares in exchange for all of the outstanding shares of common stock of CogniSeis. The transaction has been accounted for as a pooling of interests, and accordingly, the consolidated financial statements for the years ended December 31, 1994 and 1993 have been restated to include CogniSeis.

        Separate results of operations for the periods prior to the merger with CogniSeis are as follows (in thousands):

                                    UNAUDITED
                                 SIX MONTHS ENDED           YEAR ENDED
                                     JUNE 30,               DECEMBER 31,
                                    ---------        --------------------------
                                      1995              1994           1993
                                    ---------        ---------        ---------
Sales
  Tech-Sym ..................       $ 108,273        $ 197,593        $ 184,310
  CogniSeis .................           9,716           16,012           14,938
                                    ---------        ---------        ---------
    Combined ................       $ 117,989        $ 213,605        $ 199,248
                                    =========        =========        =========
Net income (loss)
  Tech-Sym ..................       $   6,406        $  12,235        $  10,216
  CogniSeis .................             (46)            (120)            (967)
                                    ---------        ---------        ---------
    Combined ................       $   6,360        $  12,115        $   9,249
                                    =========        =========        =========

        No adjustments were necessary in order to conform the accounting policies of CogniSeis to the Company's accounting policies.

        During 1995, 1994, and 1993, the Company made several other acquisitions which were insignificant individually and in the aggregate.

NOTE 3 - RECEIVABLES AND UNBILLED REVENUE

Receivables and unbilled revenue are summarized as follows (in thousands):

                                                                  DECEMBER 31,
                                                               -----------------
                                                                1995     1994
                                                               -------   -------
Current receivables:
  Commercial, less allowance for losses of $1,231 and $464 .   $44,709   $33,964
  U.S. Government ..........................................     9,490    12,906
                                                               -------   -------
                                                               $54,199   $46,870
                                                               =======   =======
Unbilled revenue:
  Commercial ...............................................   $12,718   $ 8,290
  U.S. Government ..........................................    26,419    26,039
                                                               -------   -------
                                                               $39,137   $34,329
                                                               =======   =======
Long-term receivables:
  Commercial, less allowance for losses of $606 and $212 ...   $10,567   $10,576
                                                               =======   =======

        U.S. Government receivables and unbilled revenue include amounts from prime contractors with the U.S. Government where the Company is the subcontractor.
                                       28
NOTE 4 - INVENTORIES

Inventories which consist principally of electronic parts are summarized as follows (in thousands):
                                                             DECEMBER 31,
                                                     ---------------------------
                                                      1995                 1994
                                                     -------             -------
Raw materials ..........................             $26,570             $15,502
Work in process ........................              24,500              21,040
Finished goods .........................               8,422               5,965
                                                     -------             -------
                                                     $59,492             $42,507
                                                     =======             =======
NOTE 5 - PROPERTY, PLANT AND EQUIPMENT

The components of property, plant and equipment are summarized as follows (dollars in thousands):
                                                             DECEMBER 31,
                                        ESTIMATED      ------------------------
                                          LIVES           1995         1994
                                         -------       ---------       --------
At cost:
  Land, buildings and improvements....... 10-35        $  28,779       $ 25,528
  Machinery and equipment ...............  3-12           75,363         70,865
                                                       ---------       --------
                                                         104,142         96,393
                                                       =========       ========
Less accumulated depreciation ...........                (61,673)       (56,400)
                                                       ---------       --------
                                                        $ 42,469       $ 39,993
                                                       =========       ========

NOTE 6 - NOTES PAYABLE

At December 31, 1995 and 1994, the Company had unused short-term lines of credit aggregating approximately $32,500,000 and $18,900,000, respectively. Loans under these lines may be made in such amounts and at such maturities and interest rates as are offered by the banks and accepted by the Company at the time of each borrowing. The lines of credit contain certain restrictive covenants similar to those for the senior unsecured notes. At December 31, 1995 and 1994, borrowings under these lines totaled $24,237,000 and $10,985,000, respectively. Interest rates on such borrowings outstanding at both December 31, 1995 and 1994 were 8.25%.

NOTE 7 - LONG-TERM DEBT

The components of long-term debt are summarized as follows (dollars in thousands):

                                                                         DECEMBER 31,
                                                                     --------------------
                                                                       1995        1994
                                                                     --------    --------
Notes to insurance group:
  Senior unsecured notes at 10.28% interest payable semi-annually;
    due in seven annual principal payments of $2,857 .............   $ 17,143    $ 20,000

Other obligations:
  Real estate mortgage notes, due in monthly installments of
    $69 including interest at 9.9% to 12% maturing at various
    dates through 2005 ...........................................     10,254       4,892

  Unsecured note at Frankfurt interbank overnight rate
    (6.5% at December 31, 1995) interest payable quarterly;
    due September 30, 2000 .......................................      6,986        --

Other ............................................................       --            13
                                                                     --------    --------
                                                                       34,383      24,905
Less current maturities ..........................................     (4,861)     (3,318)
                                                                     --------    --------
                                                                     $ 29,522    $ 21,587
                                                                     ========    ========

                                       29

        Aggregate maturities of long-term debt due after 1996 are, $4,282,000 in 1997, $4,213,000 in 1998, $4,190,000 in 1999, $12,120,000 in 2000, $3,474,000 in
2001, and $1,243,000 thereafter.

        The terms of the senior unsecured notes include certain covenants, the more significant of which require that the Company and its designated principal subsidiaries (a) maintain defined tangible net worth of at least $75,000,000; (b) restrict the aggregate of certain future payments, including those for dividends and acquisitions of treasury shares, to 75% of the Company's cumulative post-December 31, 1988 consolidated net income (at December 31, 1995 accumulated earnings of $38,600,000 was available for dividends and acquisition of treasury shares); (c) limit future borrowings and related pledges of assets to certain levels; and (d) limit future dispositions (except in the ordinary course of business) of assets, including stock of domestic subsidiaries, such that the aggregate (greater of book or fair market) value during any twelve month period does not exceed 20% of defined tangible net worth.

        At December 31, 1995, $1,784,000 of machinery and equipment and $10,905,000 of land, buildings and improvements were pledged as collateral to secure various long-term debt obligations.

NOTE 8 - INCOME TAXES

The components of income before income taxes were as follows (in thousands):

                                               YEAR ENDED DECEMBER 31,
                                     ------------------------------------------
                                       1995            1994              1993
                                     -------          -------          --------
Domestic ..................          $17,029          $16,527          $ 14,484
Foreign ...................            1,906            1,906                (1)
                                     -------          -------          --------
                                     $18,935          $18,433          $ 14,483
                                     =======          =======          ========

The provision for income taxes consists of the following (in thousands):

                                              YEAR ENDED DECEMBER 31,
                                     ------------------------------------------
                                       1995             1994             1993
                                     -------          -------          --------
U.S. Federal:
  Current .................          $ 5,658          $ 8,812          $  5,371
  Deferred ................             (861)          (3,408)             (997)
                                     -------          -------          --------
                                       4,797            5,404             4,374
State .....................              506              376               354
Foreign ...................              597              538               506
                                     -------          -------          --------
                                     $ 5,900          $ 6,318          $  5,234
                                     =======          =======          ========

        The income tax expense for 1995, 1994, and 1993 resulted in effective tax rates of 31.2%, 34.3%, and 36.1%, respectively. The reasons for the differences between these effective tax rates and the U.S. statutory rate of
35% are as follows (in thousands):
                                               YEAR ENDED DECEMBER 31,
                                     ------------------------------------------
                                       1995             1994             1993
                                     -------          -------          --------
Federal taxes on income at statutory
 rates ....................          $ 6,627          $ 6,452          $  5,069
State income taxes - net ..              329              244               230
Foreign Sales Corporation benefit       (590)            (472)             (588)
Other - net ...............             (466)              94               523
                                     -------          -------          --------
                                     $ 5,900          $ 6,318          $  5,234
                                     =======          =======          ========



        The Company increased its U.S. deferred tax liability in 1993 as a result of legislation enacted during 1993 which increased the corporate tax rate to 35% from 34% retroactive to January 1, 1993. The increase had an immaterial effect on the consolidated financial statements.

                                       30

        Deferred tax liabilities (assets) at December 31, 1995 and 1994 are comprised of the following (in thousands):
                                                                DECEMBER 31,
                                                           --------------------
                                                             1995        1994
                                                           -------      -------
Deferred tax liabilities
  Depreciation .......................................     $   909      $ 1,283
  Installment sales ..................................         743          987
  Equity in earnings of affiliate ....................         776          518
  Percentage of completion ...........................                      340
  Other ..............................................         819          429
                                                           -------      -------
    Gross deferred tax liabilities ...................       3,247        3,557
                                                           -------      -------
Deferred tax assets
  Deferred compensation ..............................      (1,825)      (1,589)
  Compensatory absences accruals .....................        (825)        (885)
  Inventory accounting and valuation allowance .......      (1,469)      (1,534)
  Net operating loss carry forwards ..................        (667)        (763)
  Accrued losses on contracts ........................         (90)        (422)
  Product warranty and related accruals ..............        (300)        (228)
  Receivable valuation allowances ....................        (620)        (496)
  Accrued sales and other credits ....................                      (51)
  Percentage of completion ...........................        (764)
  Intangible amortization ............................        (419)         (53)
  Research and experimentation tax credit ............        (957)        (927)
  Other ..............................................        (585)      (1,080)
                                                           -------      -------
    Gross deferred tax assets ........................      (8,521)      (8,028)
  Deferred tax asset valuation allowance .............       1,232        1,290
                                                           -------      -------
                                                           $(4,042)     $(3,181)
                                                           =======      =======

        Deferred tax assets of $2,668,000 and $3,393,000 were included in other current assets at December 31, 1995 and 1994, respectively. As a result of acquisitions, deferred tax assets at December 31, 1994 include additions of $144,000 which did not impact the provision for income taxes. Additional deferred tax assets of $1,374,000 were included in other assets at December 31, 1995.

NOTE 9 - STOCK OPTION PLANS

STOCK OPTION PLANS: The Company's 1980 Stock Option Plan (the 1980 Plan) provided for the granting of options and stock appreciation rights (SARs) in tandem therewith to key employees of the Company for the purchase of the Company's common shares. Each option under the 1980 Plan was granted at an exercise price of 100% of fair market value at date of grant. The options expire ten years from date of grant and were exercisable 20% after one year, with an additional 20% exercisable each six months thereafter. Of the outstanding options covering a total of 29,300 shares at December 31, 1995, 29,300 were exercisable at prices from $10.625 to $14.625 per share. At December 31, 1995 and 1994, there were 29,300 and 43,150 shares, respectively, of the Company's common stock reserved for issuance under the 1980 Plan. The 1980 Plan expired by its terms on December 31, 1989, and no additional options can be granted under the plan.

        The Company's 1990 Stock Option Plan (the 1990 Plan) covers 858,000 shares of common stock and provides for the granting of stock options and/or SARs to key employees of the Company and to the members of the Board of Directors who are not employees of the Company.

        Options covering a total of 523,500 shares and related SARs have been granted to key employees under the 1990 Plan. Each such option has an exercise price of 100% of the fair market value on the date of grant and has a term of ten years. The options are exercisable 20% after one year, with an additional 20% exercisable each six months thereafter. At December 31, 1995, options to employees under the 1990 Plan covering a total of 237,480 shares were exercisable.
                                       31

        The 1990 Plan provides for the automatic grant of stock options and SARs to nonemployee Directors. Each nonemployee Director of the Company was granted effective February 15, 1990, options and SARs with respect to 10,000 shares of common stock, and each optionee was required to surrender for cancellation options previously granted by the Company with respect to the lesser of 10,000 shares or the number of shares covered by such previously granted options. The 1990 Plan further provides that newly-elected nonemployee Directors will automatically receive options and SARs covering 10,000 shares at the time of his or her election and that each nonemployee Director will automatically receive options and SARs covering 1,000 shares each year at the time of his or her reelection to the Board. Options covering a total of 124,000 shares and SARs have been granted to nonemployee Directors under the 1990 Plan. These options and SARs have an exercise price of $8.125 to $30.375, the fair market price on the date of grant, have a ten year term and are exercisable in full after one year. At December 31, 1995, options to nonemployee Directors under the 1990 Plan covering a total of 87,000 shares were exercisable.

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

        Changes in outstanding options under the 1980 and 1990 Plan during
1993, 1994, and 1995 were as follows:
                                                  NUMBER OF       EXERCISE PRICE
                                                   SHARES           PER SHARE
                                                  ------------------------------
Outstanding, December 31, 1992 ............        393,520        $8.000-20.000
Granted ...................................        250,750        14.500-15.750
Expired or cancelled ......................        (19,050)        8.000-20.000
Exercised .................................       (153,090)        8.000-17.375
                                                  ------------------------------
Outstanding, December 31, 1993 ............        472,130         8.000-20.000
Granted ...................................         85,050        21.000-21.750
Expired or cancelled ......................         (4,300)       10.625-15.750
Exercised .................................        (46,060)        8.000-20.000
                                                  ------------------------------
Outstanding, December 31, 1994 ............        506,820         8.000-21.750
Granted ...................................         17,000        25.125-30.375
Expired or cancelled ......................         (9,320)       15.750-21.750
Exercised .................................        (50,700)        8.000-21.750
                                                  ------------------------------
Outstanding, December 31, 1995 ............        463,800        $8.000-30.375
                                                  ==============================

NONEMPLOYEE DIRECTOR OPTIONS: During the period from December 8, 1983, to December 31, 1989, options covering a total of 115,000 shares were granted to nonemployee Directors by the Board of Directors and approved by the shareholders of the Company. Each option was granted at an exercise price of 100% of the fair market value at date of grant. Each option is exercisable in whole or in part until ten years after the date of grant except that, absent a change in control of the Company, each option terminates seven months after the option holder ceases to be a Director for any reason except retirement, death, or disability.

        At December 31, 1995 and 1994, there were 27,000 and 39,000 shares, respectively, of the Company's common stock reserved for issuance upon exercise of the nonemployee Director stock options at an exercise price per share of $10.875 to $13.25.

NOTE 10 - SHAREHOLDERS' INVESTMENT

SHAREHOLDER RIGHTS PLAN: The Board of Directors adopted a Shareholder Rights Plan in 1988 which in certain limited circumstances would permit shareholders to purchase securities at prices which would be substantially below market value.
                                       32

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

NOTE 11 - BENEFIT PLANS

The Company has a defined contribution retirement plan covering substantially all employees. The annual Company contribution and administrative costs of the plan were $1,898,000 for 1995, $1,912,000 for 1994, and $1,885,000 for
1993. The Company's policy is to fund these retirement costs currently.

        The Company has executive retirement agreements with certain executive officers of the Company and a nonemployee Directors' retirement plan for those directors that have never been employees of the Company. The executive retirement agreements generally provide for the payment of specified amounts in the event of retirement at or after age 62, total and permanent disability, death, or termination of employment by the Company without cause. The nonemployee Directors' retirement plan generally provides for the payment of specified amounts upon retirement on or after age 65 or upon termination of service due to disability or death. The Company has segregated certain assets in a grantor trust to meet these obligations, but those assets are available to creditors of the Company in the event of its bankruptcy or insolvency. Accordingly, these assets aggregating $4,887,000 and $4,215,000 at December 31, 1995 and 1994, respectively, are included other assets.

        The costs for the executive retirement agreements and the nonemployee Directors' retirement plan in 1995, 1994, and 1993 were $855,000, $695,000, and $635,000, respectively. The status of the retirement plans at December 31 was as follows (in thousands):
                                                               1995      1994
                                                             -------    -------
Actuarial present value of:
  Vested benefit obligation ..............................   $ 5,650    $ 4,907
                                                             =======    =======
  Accumulated benefit obligation .........................   $ 5,669    $ 4,931
                                                             =======    =======
  Projected benefit obligation ...........................   $ 5,903    $ 5,211
Plan assets at fair value ................................      --         --
                                                             -------    -------
  Projected benefit obligation in excess of plan assets ..     5,903      5,211
Unrecognized net gain ....................................      (427)      (196)
Unrecognized prior service cost ..........................      (147)      (206)
Unrecognized net obligation at transition ................      (486)      (567)
Adjustment to recognize minimum liability ................       826        689
                                                             -------    -------
Net deferred pension cost ................................   $ 5,669    $ 4,931
                                                             =======    =======

        The projected benefit obligation was developed assuming a beginning discount rate of 9% in 1995, 9% in 1994, and 8% in 1993 and an annual rate of increase in compensation levels of 5% in 1995, 1994, and 1993.

NOTE 12 - COMMITMENTS AND CONTINGENCIES

CONCENTRATION OF CREDIT RISK: Financial instruments which potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents, short-term investments, receivables, unbilled revenue, and long-term receivables. The Company places its cash, cash equivalents, and short-term investments in investment grade, short-term debt instruments and limits the amount of credit exposure to any one commercial issuer. A portion of the Company's receivables and unbilled revenue are concentrated in the U.S. Government. Concentrations of credit risk with respect to the receivables, unbilled revenue, and long-term receivables from customers other than the U.S. Government are limited due to the large number of customers in the Company's customer base, and their dispersion across different industries and geographic areas.

FINANCIAL INSTRUMENTS: The Company enters into various types of financial instruments in the normal course of business. The Company does not hold or issue financial instruments for trading purposes nor does it hold interest rate, leveraged, or other types of derivative financial instruments.

                                       33

        Fair values for financial instruments are based on quoted market prices. The amounts ultimately realized upon settlement of these financial instruments will depend on actual market conditions during the remaining life of the instruments. Fair values of cash and cash equivalents, short-term investments, receivables, unbilled revenue, long-term receivables, accounts payable, and other liabilities reflected in the December 31, 1995 and 1994 balance sheet approximate carrying value at that date. The fair value of notes payable and long-term debt would have been decreased by approximately $1,200,000 at December 31, 1995 and increased by $1,500,000, at December 31, 1994 based on borrowing rates currently available to the Company for borrowings with similar terms and maturities.

LEASE COMMITMENTS: The Company leases manufacturing and other facilities under certain long-term agreements which expire at various dates to 2002. Total rentals charged to operations under such operating leases for years 1995, 1994, and 1993 were $2,439,000, $2,039,000, and $1,731,000, respectively.

        Future minimum rental commitments under all noncancellable operating leases in effect at December 31, 1995 total $9,883,000 as follows: 1996 - $2,264,000; 1997 - $1,735,000; 1998 - $840,000; 1999 - $765,000; 2000 - $691,000
and $3,588,000 thereafter.

LITIGATION: In the ordinary course of business, the Company is involved in various pending or threatened legal actions. While Management is unable to predict the ultimate outcome of these actions, it believes that any ultimate liability arising from these actions will not have a material adverse effect on the Company's consolidated financial position or operating results.

CONTINGENCIES: The Company is contingently liable for notes receivable aggregating $7,967,000 at December 31, 1995 which have been sold to a financial institution.

        The Company has no commitments or contingent liabilities which, in the judgment of Management, would result in losses which would materially affect the Company's consolidated financial position or operating results.

NOTE 13 - OTHER FINANCIAL INFORMATION

Sales under contracts and subcontracts where the U.S. Government is the ultimate customer accounted for approximately 32%, 38%, and 39% of the Company's sales in 1995, 1994, and 1993, respectively.

        Foreign sales (primarily exports from the U.S.) as a percentage of total sales are summarized by geographic area as follows:

                                             1995            1994           1993
                                           -------           -----         -----
Europe .........................             17.8%           17.9%         18.7%
Far East .......................             18.7            12.2           7.7
Middle East ....................              4.8             1.8           5.1
Other areas ....................              5.1             7.1           6.3
                                           -------           -----         -----
                                             46.4%           39.0%         37.8%
                                           =======           =====         =====

  Other liabilities comprised the following (in thousands):
                                                                DECEMBER 31,
                                                            --------------------
                                                              1995       1994
                                                            -------      -------
Commissions payable ..................................      $ 3,046      $ 2,605
Incentive bonus accruals .............................        1,727        1,792
Vacation accruals ....................................        2,670        2,822
Accrued product warranty and related reserves ........        1,594          478
Accrued interest payable .............................          843          803
Deferred revenue .....................................        3,433
Other ................................................        9,424        9,378
                                                            -------      -------
                                                            $22,737      $17,878
                                                            =======      =======
                                       34

        Other liabilities and deferred credits include deferred gains on installment sales contracts of $3,753,000 and $3,711,000 at December 31, 1995 and 1994, respectively.

        Retained earnings of the Company's foreign subsidiaries totaled $2,611,000 and $1,325,000 at December 31, 1995 and 1994, respectively.

NOTE 14 - QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following is a summary of unaudited quarterly financial data for the years 1995 and 1994 (in thousands except per share amounts):
                                                                     EARNINGS
                                                                       PER
                                            GROSS         NET         COMMON
                              SALES         PROFIT       INCOME       SHARE
                             --------      -------      -------      --------
March 31, 1995 .........     $ 52,794      $17,731      $ 1,158      $    .18
June 30, 1995 ..........       59,101       19,924        3,328           .51
September 1995 .........       65,260       23,130        3,903           .60
December 31, 1995 ......       69,332       25,193        4,646           .71
                             --------      -------      -------      --------
                             $246,487      $85,978      $13,035      $   2.00
                             ========      =======      =======      ========
March 31, 1994 .........     $ 47,555      $18,468      $ 2,760      $    .43
June 30, 1994 ..........       52,665       19,819        3,005           .46
September 30, 1994 .....       54,830       18,812        2,930           .45
December 31, 1994 ......       58,555       21,221        3,420           .52
                             --------      -------      -------      --------
                             $213,605      $78,320      $12,115      $   1.86
                             ========      =======      =======      ========

        As more fully discussed in Note 2, on June 30, 1995, the Company acquired CogniSeis Development, Inc., in a business combination accounted for as a pooling of interests. Accordingly, the Company's quarterly financial information for the year ended December 31, 1994 and for the quarter ended March 31, 1995 has been restated to present the results of the combined companies.

        Sales, gross profit and earnings per common share amounts for the quarters ended March 31, 1995 and June 30, 1995 have been restated from previously reported amounts to reflect the deferral of revenue recognition on certain sales where the right of exchange for credit existed. As a result, net income was reduced by $1,457,000, or $.22 per common share, for the quarter ended March 31, 1995 and by $385,000, or $.06 per common share, for the quarter ended June 30, 1995. Net income for the quarter ended December 31, 1995 increased $613,000 or $.09 per common share as a result of the recognition of a portion of such deferrals in the fourth quarter. The remaining deferred revenue totaling approximately $4,000,000 is expected to be recognized during 1996.

NOTE 15 - SUBSEQUENT EVENT

On January 1, 1996, the Company acquired all of the outstanding capital stock of Telefunken Sendertechnik GmbH (TFS) from Daimler-Benz Aerospace AG (Dasa). TFS, located in Berlin, Germany, is in the business of designing and producing radio and television broadcast transmitting equipment. TFS's customers include European governments and commercial organizations, the Voice of America, Radio Free Europe and other governments and organizations worldwide. The Company intends to continue the existing TFS's business as part of its existing communications business which is involved in the design and production of radio broadcast transmitter equipment. TFS had total assets of $52,831,000 and total liabilities of $39,891,000 at December 31, 1995 and sales of $20,950,000 for the year ended December 31, 1995.

        The purchase price for the acquisition is denominated in Deutsche Marks and aggregated $9,221,000 based on exchange rates at December 31, 1995. The purchase price is subject to adjustment based on the completion of an audited balance sheet of TFS as of December 31, 1995, and $6,986,000 is payable by the Company to Dasa at the time of the payment of certain intercompany amounts due from Dasa to TFS following the completion of such audited balance sheet. The remaining $2,235,000 is payable no later than Janua ry 31, 1997 and bears interest at the Frankfurt Interbank Offer Rate, as adjusted from time to time, plus one percent, payable quarterly within 15 days after the end of each calendar quarter.

                                       35

                       REPORT OF INDEPENDENT ACCOUNTANTS


TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF TECH-SYM CORPORATION:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of cash flows and of changes in shareholders' investment present fairly, in all material respects, the financial position of Tech-Sym Corporation and its subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

Houston, Texas
February 22, 1996
                                       36

                       STOCKHOLDER AND MARKET INFORMATION

                             CORPORATE INFORMATION

                         COMPARATIVE COMMON STOCK DATA
                                     1994                       1995
                                 --------------            ---------------
QUARTER                          HIGH       LOW            HIGH       LOW
First........................    22 1/2   17 5/8           23 5/8    21 1/8
Second.......................    21 7/8   19 1/8           28 1/2    23 1/8
Third........................    22 3/8   19 1/2           30 5/8    26 3/8
Fourth.......................    24 3/8   20 1/2           31 7/8    28 1/8

No dividends were paid on such stock in 1994 or 1995, and the Company has no present intention of paying dividends.

Record number of holders of Common Stock at February 29, 1996: 2,114.


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

Stock Exchange Listing
Tech-Sym Common Stock is listed on the New York Stock Exchange
(Stock Symbol: TSY)

Independent Accountants
Price Waterhouse LLP
1201 Louisiana
Houston, Texas 77002

        Stockholders are invited to attend the Tech-Sym Corporation Annual Meeting of Stockholders which will be held at 10:00 am on Tuesday, April 30, 1996, in the Briarpark Room of the Adam's Mark Hotel at 2900 Briarpark Drive at Westheimer, Houston, Texas. A Proxy Statement will be sent to stockholders of record as of March 15, 1996.
                                       37