Form 10-K, Exhibit 13
period 1996-12-31
TECH SYM CORP
filed 1997-03-28
CIK 96669

SELECTED FINANCIAL DATA
                    (In thousands except per share amounts)

                                                                1996             1995          1994            1993            1992
                                                             -----------------------------------------------------------------------
For the Year:
     Sales ...........................................       $ 321,910         $246,487       $213,605       $199,248       $202,172
     Costs and expenses ..............................         285,624          227,552        195,172        184,765        190,681
                                                             -----------------------------------------------------------------------
     Income before income taxes,
      minority interest and
      extraordinary item .............................          36,286           18,935         18,433         14,483         11,491
     Provision for income taxes ......................          12,157            5,900          6,318          5,234          3,952
     Minority interest ...............................             754
                                                             -----------------------------------------------------------------------
     Income before extraordinary item ................          23,375           13,035         12,115          9,249          7,539
     Extraordinary item, net of
      applicable incomes taxes of $557 ...............          (1,035)
                                                             -----------------------------------------------------------------------
     Net income ......................................       $  22,340*        $ 13,035       $ 12,115       $  9,249       $  7,539
                                                             =======================================================================

     Earnings per common share:
      Income before
       extraordinary item ............................       $    3.68         $   2.00       $   1.86       $   1.44       $   1.16
      Extraordinary item .............................            (.16)
                                                             -----------------------------------------------------------------------
     Net Income ......................................       $    3.52*        $   2.00       $   1.86       $   1.44       $   1.16
                                                             =======================================================================
* Includes gain on sale of subsidiary stock of $13,758, net of taxes; and
  write-off of goodwill of $3,627, which is not tax deductible.

At Year End:
     Current assets ..................................       $ 226,767         $178,318       $152,067       $135,719       $124,312
     Current liabilities .............................          91,032           74,561         56,284         35,634         30,012
     Working capital .................................         135,735          103,757         95,783        100,085         94,300

     Property, plant and equipment - net .............          48,917           42,469         39,993         35,047         36,641
     Long-term debt ..................................          13,974           29,522         21,587         23,317         26,635

     Total assets ....................................         323,279          265,026        225,803        194,732        181,077
     Total liabilities and
      minority interest ..............................         165,207          115,008         90,016         71,395         68,176
     Shareholders' investment ........................         158,072          150,018        135,787        123,337        112,901

     Amounts related to 1992 through 1994 were restated in 1995 to reflect the acquisition of CogniSeis Development, Inc. in a transaction accounted for as a pooling of interests.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                        Liquidity and Capital Resources

                  [Bar Graph Plotted From Data in Table Below]

                                Working Capital
                             In Millions of Dollars

                             1992              94.3
                             1993             101.1
                             1994              95.8
                             1995             103.8
                             1996             135.7

     At December 31, 1996, the Company's working capital was $135,735,000 as compared to $103,757,000 at December 31, 1995. During 1996, the Company's GeoScience subsidiary made a public offering of 24.7% of its common stock. The offering provided the Company with a gain of $21,166,000 prior to taxes and after expenses of the offering. For the year, the Company's cash, cash equivalents and short-term investments increased $6,015,000 to $26,830,000 from $20,815,000 in 1995. Due to rapid sales growth over the prior year, the Company invested heavily in capital equipment and inventory to ensure its ability to meet customer orders in a timely manner. As a result of the increased sales volume, receivables, and unbilled revenue (work in process) on long-term contracts increased. Continuing pressure for financing of purchases by commercial customers, primarily for seismic exploration systems and radio transmitters, also increased the Company's cash requirements.

     In June 1996 due to favorable interest rate changes, the Company elected to prepay the outstanding balance, $14,286,000, of the long-term unsecured senior notes. During the year, the Company negotiated increases to several lines of credit and at December 31, 1996, the Company had unused lines of credit which aggregated approximately $38,000,000.

     Because of the Company's $131,000,000 backlog and anticipated new business, it is expected that additional investments will be required in capital equipment and new facilities. Capital expenditures for land, buildings and improvements, and machinery and equipment were $16,182,000, $8,875,000, and $10,231,000, for
1996, 1995, and 1994, respectively, and are expected to be approximately $15,000,000 in 1997. The Company believes that the funds required for working capital needs and capital equipment additions will come from available funds on hand, unused lines of credit, long-term borrowings and capital equipment financing. The Company has undertaken an aggressive effort to determine proper inventory levels needed to support our customers' requirements, and anticipates a reduction in inventory levels to free up additional cash. The Company is also working to enhance its cash flow from operations by improving the average collection time on receivables. The Company believes these actions, along with the available sources of funds discussed, will provide the necessary liquidity to meet the Company's growth strategy.

                             RESULTS OF OPERATIONS

                  [Bar Chart Plotted from Data In Table Below]

                              Debt To Capital Ratio
                                   In Percent
                         1992                    21.6
                         1993                    17.7
                         1994                    20.9
                         1995                    28.1
                         1996                    23.2

     1996 IN COMPARISON WITH 1995: Sales for the year 1996 increased $75,423,000 or 31% as compared with 1995 while costs and expenses increased $75,611,000 or 33% before income taxes, minority interest, extraordinary item of $1,035,000, net of tax, gain on sale of GeoScience Corporation (GeoScience) common stock of $21,166,000, and write-off of goodwill associated with the acquisition of Anarad, Inc. of $3,627,000. The increase in sales for the year 1996 was the result of (i) greater sales in the communications area of $38,104,000 or 41%, primarily due to strong international demand for microwave components and high power broadcast equipment including sales related to the acquisition of TELEFUNKEN Sendertechnik, GmbH, (TELEFUNKEN) effective January 1, 1996, and (ii) increased sales in the seismic exploration area of $28,057,000 or 33%, primarily equipment sales, resulting from acquisition systems, repair of seismic cables and accessories, and sales of new seismic processing and geological interpretation products. The sales of the defense systems group increased, $10,579,000 or 17% mainly due to increased production on two major programs that transitioned from the development stage into the production stage during the year.

     Cost of sales increased $50,342,000 or 31% while selling, general and administrative expenses increased $17,659,000 or 34% as compared to 1995. The increase in cost of sales compared favorably with the increase in sales for 1996 despite downward pressure on margins due to additional competition in the areas of seismic exploration and defense and the additional costs of introducing new products in both the seismic exploration and communications area.

     The increase in selling and general and administrative expenses was slightly higher than the increase in sales and was primarily due to the additional costs associated with several acquired businesses including (i) Photon Systems Ltd. in the geoscience area and (ii) TELEFUNKEN Sendertechnik GmbH in the communications area. Company sponsored product development increased $5,814,000 or 38% for the year 1996 primarily due to higher costs of product development within the communications area. Interest expense was lower than the prior year mainly due to the retirement of the higher interest rate senior notes. Interest and other income decreased $1,921,000 or 47% from the prior year primarily due to the lower interest income on long-term receivables in the geoscience area and less interest earnings due to lower average cash balances throughout the year. The tax rate for the year increased to 34.2% from 31.2% for the prior year due to the requirement to provide for taxes at the statutory rate on the gain on the sale of GeoScience common stock.

     1995 IN COMPARISON WITH 1994: Sales for the year 1995 increased $32,882,000 or 15.4% as compared with 1994 while costs and expense increased $32,380,000 or 16.6% which resulted in a $502,000 or 2.7% increase in income before income taxes. The increase in sales for the year 1995 was the result of (i) increased sales in the seismic exploration area of $19,950,000 or 30.3% primarily due to a new customer for marine seismic data acquisition systems, increased sales and repair of seismic cables and accessories, and sales of new seismic processing and geological interpretation products, as well as the acquisition of Photon Systems Ltd., effective September 1, 1995 and (ii) greater sales in the communications area of $13,865,000 or 17.5% primarily due to strong international demand for microwave components, high power broadcast equipment and meteorological radars. The sales of the defense systems group were essentially the same as the previous year.

                                    Page 19
All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

Cost of sales increased $25,224,000 or 18.6% while selling, general and administrative expenses increased $5,090,000 or 10.8% as compared to 1994. The increase in cost of sales was primarily due to the increase in sales for 1995 as well as generally lower margins in all areas primarily due to (i) additional competition in the areas of seismic exploration and defense, (ii) costs of introducing new products in the areas of seismic exploration and communications, and (iii) supplier quality problems in the seismic exploration area. The increase in selling, general and administrative expenses was in line with the increase in sales. Company sponsored product development increased $2,927,000 or 23.9% for the year 1995 and was heavily weighted to the seismic exploration area. In addition, the high power broadcast equipment in the communications area contributed to the increase. Interest expense increased $884,000 or 29.9% on a 42% increase in average borrowings for the period. Interest and other income increased $1,745,000 or 74.5% for the period due to an increase in interest income during 1995. The effective income tax rate decreased primarily due to utilization of loss carry forwards on certain foreign operations, research and development credits, and foreign investments credits.

                               PRODUCT LINE SALES

     The following table sets forth the percentages for each of the last three years of total sales contributed by each of the Company's product lines which accounted for five percent of more of consolidated sales in any of such years:


                                                  Year Ended December 31,
                                              ----------------------------------
                                              1996           1995           1994
                                              ----------------------------------
Communications ....................            41%            38%            37%
Geoscience ........................            35%            35%            31%
Defense Systems ...................            22%            25%            29%

        The majority of the Company's operations are located in the United
States.

                               OTHER INFORMATION

     In 1996, the Company has continued its attempts to develop business through product development and acquisitions which are not related to government defense spending, and for the year, more than 70% of the Company's revenue was derived from customers other than the U.S. Department of Defense. The Company's communications and geoscience areas experienced rapid growth during 1996. The acquisition of TELEFUNKEN provided the most significant increase to our sales volume for the year. This acquisition also brings new technology to the Company in the area of digital broadcast for radio and television markets. The Company anticipates that it will continue to develop business which is unrelated to defense, however, the Company is not averse to making acquisitions in the defense area.

     The Company's growth strategy in all areas of the Company's business may require additional expenditures for company-sponsored product development and investment in property, plant and equipment in order to maximize future opportunities. Sales and earnings in the commercial market, especially those in the seismic exploration area, are more volatile than under long-term military programs. Management believes it has diversified the Company's markets to minimize any adverse effects resulting from this volatility and intends to continue to diversify the business as appropriate for the Company's future.

                  [Bar Chart Plotted from Data In Table Below]

                            Shareholders' Investment
                             In Millions of Dollars

                         1992                   112.9
                         1993                   123.3
                         1994                   135.8
                         1995                   150.0
                         1996                   158.1

                  [Bar Chart Plotted from Data In Table Below]

                              Capital Expenditures
                             In Millions of Dollars

                         1992                     7.53
                         1993                     7.00
                         1994                    10.23
                         1995                     8.88
                         1996                    16.26

                        Consolidated Statement of Income
                    (In thousands except per share amounts)

                                                                                              For the Year Ended December 31,
                                                                                  --------------------------------------------------
                                                                                     1996                 1995               1994
                                                                                  --------------------------------------------------
Sales ..................................................................          $ 321,910           $ 246,487           $ 213,605
                                                                                  --------------------------------------------------
Costs and expenses:
        Cost of sales ..................................................            210,851             160,509             135,285
        Selling, general and administrative expenses ...................             69,762              52,103              47,013
        Company-sponsored product development ..........................             21,001              15,187              12,260
        Interest expense ...............................................              3,715               3,840               2,956
        Gain on issuance of subsidiary stock ...........................            (21,166)
        Goodwill impairment ............................................              3,627
        Interest and other income - net ................................             (2,166)             (4,087)             (2,342)
                                                                                  --------------------------------------------------
                                                                                    285,624             227,552             195,172
                                                                                  --------------------------------------------------
        Income before income taxes, minority interest
          and extraordinary item .......................................             36,286              18,935              18,433
Provision for income taxes .............................................             12,157               5,900               6,318
Minority interest ......................................................                754
                                                                                  --------------------------------------------------
        Income before extraordinary item ...............................             23,375              13,035              12,115
Extraordinary item:
        Loss on early extinguishment of debt, net
        of applicable income taxes of $557 .............................              1,035
                                                                                  --------------------------------------------------
        Net income .....................................................          $  22,340           $  13,035           $  12,115
                                                                                  ==================================================
Earnings per common share
        Income before extraordinary item ...............................          $    3.68           $    2.00           $    1.86
        Extraordinary item .............................................               (.16)
                                                                                  --------------------------------------------------
        Net income .....................................................          $    3.52           $    2.00           $    1.86
                                                                                  ==================================================

The accompanying notes are an integral part of these consolidated financial statements.
                           Consolidated Balance Sheet
              (In thousands except par value and number of shares)

                                                                                                                  December 31,
                                                                                                      -----------------------------
                                                                                                          1996                1995
                                                                                                      -----------------------------
                                     Assets
Current assets:
        Cash and cash equivalents ..........................................................          $  20,450           $  20,715
        Short-term investments .............................................................              6,380                 100
        Receivables - net ..................................................................             62,217              54,199
        Unbilled revenue ...................................................................             48,814              39,137
        Inventories ........................................................................             82,808              59,492
        Other ..............................................................................              6,098               4,675
                                                                                                      -----------------------------
        Total current assets ...............................................................            226,767             178,318
Property, plant and equipment - net ........................................................             48,917              42,469
Long-term receivables - net ................................................................             16,695              10,567
Other assets ...............................................................................             30,900              33,672
                                                                                                      -----------------------------
        Total assets .......................................................................          $ 323,279           $ 265,026
                                                                                                      =============================
                                  Liabilities
Current liabilities:
        Notes payable ......................................................................          $  29,406           $  24,237
        Current maturities of long-term debt ...............................................              4,251               4,861
        Accounts payable ...................................................................             21,115              14,480
        Billings in excess of costs and estimated earnings
        on uncompleted contracts ...........................................................              9,728               6,880
        Taxes on income ....................................................................              5,201               1,366
        Other accrued liabilities ..........................................................             21,331              22,737
                                                                                                      -----------------------------
        Total current liabilities ..........................................................             91,032              74,561
Long-term debt .............................................................................             13,974              29,522
Other liabilities and deferred credits .....................................................             43,022              10,925
                                                                                                      -----------------------------
        Total liabilities ..................................................................            148,028             115,008
                                                                                                      -----------------------------
Minority interest ..........................................................................             17,179
                                                                                                      -----------------------------
Commitments and contingencies (Note 12)

                            Shareholders' Investment

Preferred stock - authorized 2,000,000 shares,
        without par value, none issued
Common stock - authorized 20,000,000 shares, $.10 par value;
        issued 7,941,231 and 7,860,351 shares ..............................................                794                 786
Additional capital .........................................................................             39,753              38,486
Accumulated earnings .......................................................................            145,195             122,855
Cumulative translation adjustments .........................................................               (911)             (1,095)
Common stock held in treasury, at cost (1,905,400 and 1,307,592 shares) ....................            (26,759)            (11,014)
                                                                                                      -----------------------------
        Total shareholders' investment .....................................................            158,072             150,018
                                                                                                      -----------------------------
        Total liabilities, minority interest and shareholders' investment ..................          $ 323,279           $ 265,026
                                                                                                      =============================

The accompanying notes are an integral part of these consolidated financial statements.

                      Consolidated Statement Of Cash Flows
                                 (In thousands)

                                                                                        For the Year Ended December 31,
                                                                                ----------------------------------------
                                                                                  1996           1995             1994
                                                                                ----------------------------------------
Cash flows from operating activities:
        Net income ........................................................     $ 22,340      $ 13,035         $ 12,115
        Adjustments to reconcile net income to net
           cash  provided by (used for) operating activities:
        Depreciation and amortization .....................................       13,938        11,887            9,277
        Deferred income taxes .............................................        6,232          (677)          (3,233)
        Gain on issuance of stock by subsidiary ...........................      (21,166)
        Gain on foreign currency denominated debt .........................         (600)
        Loss on extinguishment of goodwill ................................        3,627
        Minority interest .................................................          754
        Change in operating assets and liabilities net of impact of purchase of businesses:
        Receivables .......................................................       18,112        (5,277)         (10,829)
        Unbilled revenue ..................................................       (9,677)       (4,808)           3,602
        Inventories .......................................................      (12,232)      (16,392)          (6,712)
        Other assets ......................................................      (10,638)       (9,349)          (1,009)
        Accounts payable ..................................................        5,696          (192)           5,526
        Other accrued liabilities and billings in excess ..................      (15,371)        3,363           (3,726)
        Taxes on income ...................................................        3,835        (1,741)             980
        Other - net .......................................................          162        (1,069)             341
                                                                                ----------------------------------------
        Net cash provided by (used for) operating activities ..............        5,012       (11,220)           6,332
                                                                                ----------------------------------------
Cash flows from investing activities:
        Capital expenditures ..............................................      (16,182)       (8,875)         (10,231)
        Investment in grantor trust .......................................         (519)         (518)            (695)
        Payments for purchases of businesses, net of cash acquired ........        7,791        (5,942)          (8,945)
        Purchases of investment securities ................................       (6,280)         (100)
        Sales of investment securities ....................................                        300            7,573
        Other investing activities ........................................          151          (23)             (37)
                                                                                ----------------------------------------
        Net cash used for investing activities ............................      (15,039)      (15,158)         (12,335)
                                                                                ----------------------------------------
Cash flows from financing activities:
        Net borrowings under line of credit agreements ....................        8,416        10,730           10,533
        Proceeds from long-term debt ......................................        2,447        17,910            1,709
        Payments on long-term debt ........................................      (24,197)       (6,826)          (3,438)
        Proceeds from issuance of subsidiary common stock .................       40,428
        Proceeds from exercise of stock options ...........................        1,275         1,127              645
        Acquisition of Tech-Sym and GeoScience treasury stock .............      (18,791)                          (801)
        Other .............................................................          184            69              130
                                                                                ----------------------------------------
        Net cash provided by financing activities .........................        9,762        23,010            8,778
                                                                                ----------------------------------------
Net increase (decrease) in cash and cash equivalents ......................         (265)       (3,368)           2,775
        Cash and cash equivalents at beginning of year ....................       20,715        24,083           21,308
                                                                                ----------------------------------------
        Cash and cash equivalents at end of year ..........................     $ 20,450      $ 20,715         $ 24,083
                                                                                ========================================
Cash flows from operating activities include:
        Interest paid .....................................................     $  3,895      $  3,742         $  2,749
                                                                                ========================================
        Income taxes paid - net ...........................................     $  1,909      $  7,441         $  8,358
                                                                                ========================================

The accompanying notes are an integral part of these consolidated financial statements.
          Consolidated Statement of Changes in Shareholders' Investment
                                 (In thousands)

                                               Common Stock                             Cumulative  Treasury Stock
                                             ------------------ Additional Accumulated  Translation ---------------
                                             Shares      Amount    Capital   Earnings   Adjustments Shares   Amount       Total
                                             -----------------------------------------------------------------------------------
Balance, December 31, 1993 ...............    7,772   $    777    $ 36,734    $ 97,705   $(1,537)   1,289   $(10,342)   $123,337
Net income for year ......................                                      12,115                                    12,115
Issuance of common stock
    for stock options ....................       26          3         442                                                   445
Issuance of common stock
    from treasury for stock options ......                              71                            (22)       129         200
Currency translation adjustment ..........                                                   373                             373
Acquisition of treasury shares ...........                                                             41       (801)       (801)
Tax benefit associated
    with stock options ...................                             118                                                   118
                                             -----------------------------------------------------------------------------------
Balance, December 31, 1994 ...............    7,798        780      37,365     109,820    (1,164)   1,308    (11,014)    135,787
Net income for year ......................                                      13,035                                    13,035
Issuance of common stock
    for stock options ....................       62          6         853                                                   859
Currency translation adjustment ..........                                                    69                              69
Tax benefit associated
    with stock options ...................                             268                                                   268
                                             -----------------------------------------------------------------------------------
Balance, December 31, 1995 ...............    7,860        786      38,486     122,855    (1,095)   1,308    (11,014)    150,018
Net income for year ......................                                      22,340                                    22,340
Issuance of common stock
    for stock options ....................       81          8       1,267                                                 1,275
Currency translation adjustment ..........                                                   184                             184
Acquisition of treasury shares ...........                                                            597    (15,745)    (15,745)
                                             -----------------------------------------------------------------------------------
Balance, December 31, 1996 ...............    7,941   $    794    $ 39,753    $145,195   $  (911)   1,905   $(26,759)   $158,072
                                             ===================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Description of Business and Significant Accounting Policies

     THE BUSINESS: Tech-Sym Corporation (the Company or Tech-Sym) is a diversified electronics engineering and manufacturing company primarily involved in the design, development, and manufacture of products used for communications, the exploration and production of hydrocarbons, and defense systems. The Company operates through five principal subsidiaries from its headquarters in Houston, Texas.

     On May 17, 1996, GeoScience Corporation (GeoScience), a subsidiary of the Company, completed a sale of 2,597,600 shares of its common stock at $17.00 per share in an initial public offering. The sale generated net proceeds to the Company of $40,428,000 and a gain of $21,166,000, reducing the Company's ownership in GeoScience from 100.0 to 75.3 percent.

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

     SHORT-TERM INVESTMENTS AND OTHER CASH EQUIVALENTS: Short-term investments are carried at market value and have maturities of less than one year. Short-term investments with original maturities of three months or less are classified as cash equivalents by the Company. Included in short-term investments at December 31, 1996 are short-term bonds in the amount of $6,280,000, and at December 31, 1996 and 1995, short-term investments also include certificates of deposit of $100,000 with original maturities greater than three months.

     REVENUE RECOGNITION: The Company recognizes revenue on contracts utilizing the percentage of completion method, measured by the percentage of total costs incurred to date to estimated total costs for each contract. Estimated losses on contracts are provided for in full when they become apparent. Substantially all unbilled revenue amounts are expected to be billed and collected within one year in accordance with the terms of the related contracts.

     The Company recognizes revenue from sales of products manufactured in standard manufacturing operations, primarily seismic exploration systems, at the time the products are shipped to the customer.

     Revenue from the sale of hardware products and software licenses are recognized at the time of shipment unless significant future obligations remain.

     INVENTORIES: Inventories are valued at the lower of cost or market. Cost is determined on the first-in, first-out or average cost method.

     DEPRECIATION AND AMORTIZATION: Depreciation of plant and equipment is provided using the straight-line method over the estimated useful lives of the related assets. Major renewals and betterments are capitalized while minor replacements, maintenance, and repairs which do not extend useful lives are expensed. The cost and accumulated depreciation applicable to assets retired or sold are removed from the respective accounts and the resultant gain or loss is recognized at that time.

     Intangible assets including purchased technology and goodwill are amortized by the straight-line method over 5 to 15 years. Amortization expense was $4,035,000, $2,295,000, and $645,000, in 1996, 1995, and 1994, respectively.
Intangible assets of $13,001,000, and $18,584,000 at December 31, 1996 and 1995,
respectively, are included in other assets and are net of accumulated amortization of $11,099,000 and $7,701,000 at December 31, 1996 and 1995,
respectively.

     LONG-LIVED ASSETS: In 1996, the Company adopted Statement of Financial Accounting Standards No. 121 (FAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". In accordance with FAS 121, the Company reviews for the impairment of long-lived assets and certain identifiable intangibles whenever events or changes in circumstance indicate that the carrying amount of an asset may not be recoverable. Under FAS 121, an impairment loss is recognized when estimated cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount.

     At December 31, 1996, the Company, in accordance with FAS 121 wrote off the unamortized goodwill of $3,627,000 associated with the acquisition of Anarad, Inc. in 1994.

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

     EARNINGS PER SHARE: Earnings per common share are based on the weighted average number of shares outstanding during each year (6,350,000 for 1996, 6,522,000 for 1995, and 6,498,000 for 1994). The effect of common stock equivalents (stock options) has not been significant during 1996, 1995, and 1994.

     STOCK-BASED COMPENSATION: In 1996, the Company adopted Statement of Financial Accounting Standard No. 123 (FAS 123), "Accounting for Stock-Based Compensation". Upon adoption of FAS 123, the Company continued to measure compensation expense for its stock-based employee compensation plan using the intrinsic value method prescribed in APB No. 25, "Accounting for Stock Issued to Employees", and has provided in Note 9 pro forma disclosures of the effect on net income and earnings per share as if the fair value-based method prescribed in FAS 123 had been applied in measuring compensation expense.

Note 2 - Acquisitions

     OTHER RECENT PRONOUNCEMENTS: In 1996 Statement of Financial Accounting Standards No. 125 (FAS 125), "Accounting for Transfer and Servicing of Financial Assets and Extinguishment of Liabilities", was issued. FAS 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996. The Company will adopt FAS 125 in 1997. Adoption of FAS 125 is not expected to have a material effect on the Company's financial position or operating results.

     On January 1, 1996, the Company acquired, through its subsidiary, Continental Electronics Corporation, all of the capital stock of TELEFUNKEN Sendertechnik, GmbH (TELEFUNKEN), from Daimler-Benz Aerospace AG (DASA). TELEFUNKEN is a designer and manufacturer of broadcast transmitters and antenna systems worldwide. The transaction has been accounted for as a purchase.

     The purchase price for the acquisition was denominated in Deutsche Marks and aggregated $9,221,000 based on exchange rates at December 31, 1995. The purchase price was comprised of $6,986,000 cash and a $2,235,000 note payable to DASA, due January 31, 1997. The purchase price approximated the fair value of the net assets acquired. The fair value of assets acuired and liablities assumed at the acquisition date were $53,199,000 and 43,978,000, respectivily. Assets aquired included approximately $14,000,000 in cash and cash equivalents. The following unaudited pro forma consolidated results of operations have been prepared as if the acquisition of TELEFUNKEN had occurred at the beginning of fiscal 1995 (in thousands, except per share amounts):

                                                     Pro Forma Year Ended
                                                       December 31, 1995
                                                      --------------------
Net sales ...................................              $ 267,437
Net loss ....................................                 (9,474)
Loss per common share .......................                  (1.45)

     On June 30, 1995, the Company acquired CogniSeis Development, Inc. (CogniSeis), a company which develops, markets and licenses seismic processing and geologic interpretation systems. In connection with the acquisition, the Company issued a total of 737,781 of its shares in exchange for all of the outstanding shares of common stock of CogniSeis. The transaction has been accounted for as a pooling of interests, and accordingly, the consolidated financial statements for the year ended December 31, 1994 were restated during 1995 to include CogniSeis.

     Separate results of operations for the periods prior to the merger with CogniSeis are as follows (in thousands):

                                        Unaudited
                                    Six Months Ended          Year Ended
                                         June 30,             December 31,
                                    --------------------------------------
                                            1995                 1994
                                    --------------------------------------
Sales
  Tech-Sym ...................           $ 108,273            $ 197,593
  CogniSeis ..................               9,716               16,012
                                    --------------------------------------
     Combined ................           $ 117,989            $ 213,605
                                    ======================================
Net income (loss)
  Tech-Sym ...................           $   6,406            $  12,235
  CogniSeis ..................                 (46)                (120)
                                    --------------------------------------
Combined ................                $   6,360            $  12,115
                                    ======================================

        No adjustments were necessary in order to conform the accounting policies of CogniSeis to the Company's accounting policies.

     During 1995 and 1994, the Company made several other acquisitions which were insignificant individually and in the aggregate.

Note 3 - Receivables and Unbilled Revenue

Receivables and unbilled revenue are summarized as follows (in thousands):

                                                                  December 31,
                                                               -----------------
                                                                1996       1995
                                                               -----------------
Current receivables:
  Commercial, less allowance for losses of $1,980 and $1,231   $53,898   $44,709
  U.S. Government ..........................................     8,319     9,490
                                                               -----------------
                                                               $62,217   $54,199
                                                               =================
Unbilled revenue:
  Commercial ...............................................   $15,378   $12,718
  U.S. Government ..........................................    33,436    26,419
                                                               -----------------
                                                               $48,814   $39,137
                                                               =================
Long-term receivables:
  Commercial, less allowance for losses of $419 and $606 ...   $16,695   $10,567
                                                               =================


     U.S. Government receivables and unbilled revenue include amounts from prime contractors with the U.S. Government where the Company is the subcontractor.

     Long-term receivables include notes receivable on seismic equipment sales, in the amounts of $9,899,000 and $3,290,000, at December 31, 1996 and 1995,
respectively, generally secured by equipment sold. Also included in long-term receivables are notes receivable on the sale of real estate lots in the amounts of $6,796,000 and $7,277,000 at December 31, 1996 and 1995, respectively, secured by real estate sold. Long-term receivables bear interest rates between 6.72% and 13% which are due to the Company in monthly installments.

Note 4 - Inventories

     Inventories, which consist principally of electronic parts, are summarized as follows (in thousands):

                                                  December 31,
                                         ---------------------------
                                            1996              1995
                                         ---------------------------
Raw materials ....................       $28,613             $26,570
Work in process ..................        30,680              24,500
Finished goods ...................        23,515               8,422
                                         ---------------------------
                                         $82,808             $59,492
                                         ===========================

Note 5 - Property, Plant and Equipment

     The components of property, plant and equipment are summarized as follows (dollars in thousands):
                                                       December 31,
                                                  ----------------------
                                             Estimated
                                               Lives        1996       1995
                                             ---------------------------------
At cost:
        Land, buildings and improvements ..    10-35    $  30,286    $ 28,779
        Machinery and equipment ...........     3-12       86,249      75,363
                                                        ----------------------
                                                          116,535     104,142
Less accumulated depreciation .............               (67,618)    (61,673)
                                                        ----------------------
                                                        $  48,917    $ 42,469
                                                        ======================

Note 6 - Notes Payable

     At December 31, 1996 and 1995, the Company had unused short-term lines of credit aggregating approximately $38,000,000 and $32,500,000, respectively. Loans under these lines may be made in such amounts and at such maturities and interest rates as are offered by the banks and accepted by the Company at the time of each borrowing. The lines of credit contain certain restrictive covenants, the more significant of which require that the Company and its designated principal subsidiaries (a) maintain defined tangible net worth of at least $75,000,000; (b) restrict the aggregate of certain future payments, including those for dividends and acquisitions of treasury shares, to 75% of the Company's cumulative post-December 31, 1988 consolidated net income (at December 31, 1996 accumulated earnings of $29,610,000 was available for dividends and acquisition of treasury shares); (c) limit future borrowings and related pledges of assets to certain levels; and (d) limit future dispositions (except in the ordinary course of business) of assets, including stock of domestic subsidiaries, such that the aggregate (greater of book or fair market) value during any twelve month period does not exceed 20% of defined tangible net worth. At December 31, 1996 and 1995, borrowings under these lines totaled $29,406,000 and $24,237,000, respectively. Interest rates on such borrowings outstanding at December 31, 1996 and 1995 were 8.25% to 9.25%, and 8.5%, respectively.

Note 7 - Long-term Debt

The components of long-term debt are summarized as follows (dollars in thousands):

                                                                                                    December 31,
                                                                                              ---------------------------
                                                                                                 1996              1995
                                                                                              ---------------------------
Notes to insurance group:
        Senior unsecured notes at 10.28% interest payable semi-annually;
        paid in full in 1996 .........................................................        $                  $ 17,143
Other obligations:
        Unsecured note (denominated in Deutsche Marks) at Frankfurt interbank overnight rate (4.365% at December 31, 1996)
           interest payable quarterly; due September 30, 2000 ........................            6,344             6,986
        Real estate mortgage notes, due in monthly installments with interest
           at 8.0% to 9.9% maturing at various dates through 2009 ....................            5,126             5,204
        Term loan, unsecured, with interest at 5.3% maturing in 2000 .................            2,501             2,825
        Notes secured by equipment, due in monthly installments with interest at
           4.125% to 11.5% maturing at various dates
           through 2002 ..............................................................            1,176             1,369
Other ................................................................................            3,078               856
                                                                                              ---------------------------
                                                                                                 18,225            34,383
Less current maturities ..............................................................           (4,251)           (4,861)
                                                                                              ---------------------------
                                                                                               $ 13,974          $ 29,522
                                                                                              ===========================


     The unsecured note contains certain restrictive covenants similar to those for the lines of credit.

     Aggregate maturities of long-term debt due after 1997 are $2,722,000 in 1998, $2,688,000 in 1999, $6,322,000 in 2000, $714,000 in 2001, $382,000 in
2002, and $1,146,000 thereafter. In 1996, the Company elected to retire the senior unsecured notes with the proceeds received in connection with the GeoScience public offering. The Company paid a premium of $1,035,000 net of income taxes due to early extinguishment of this debt, which has been recorded as an extraordinary charge to operations.

     At December 31, 1996, $1,047,000 of machinery and equipment and $9,328,000 of land, buildings and improvements were pledged as collateral to secure various long-term debt obligations.

Note 8 - Income Taxes

The components of income before income taxes , minority interest and extraordinary item were as follows (in thousands):

                                                    Year Ended December 31,
                                               --------------------------------
                                                 1996         1995       1994
                                               --------------------------------
        Domestic ...........................   $ 33,999    $ 17,029    $ 16,527
        Foreign ............................      2,287       1,906       1,906
                                               --------------------------------
                                               $ 36,286    $ 18,935    $ 18,433
                                               ================================

The provision for income taxes consists of the following (in thousands):

                                                    Year Ended December 31,
                                               --------------------------------
                                                 1996         1995       1994
                                               --------------------------------
Current tax expense
        U.S. Federal .......................   $  4,592    $  5,658    $  8,812
        State ..............................        399         506         376
        Foreign ............................        934         413         363
                                               --------------------------------
        Total Current ......................   $  5,925    $  6,577    $  9,551
                                               --------------------------------
Deferred tax expense
        U.S. Federal .......................      7,334        (861)     (3,408)
        Foreign ............................     (1,102)        184         175
                                               --------------------------------
        Total deferred .....................      6,232        (677)     (3,233)
                                               --------------------------------
        Total provision ....................   $ 12,157    $  5,900    $  6,318
                                               ================================

     The income tax expense for 1996, 1995, and 1994 resulted in effective tax rates of 34.2%, 31.2%, and 34.3%, respectively. The reasons for the differences between these effective tax rates and the U.S. statutory rate of 35% are as follows (in thousands):

                                                   Year Ended December 31,
                                               --------------------------------
                                                 1996         1995       1994
                                               --------------------------------
Federal taxes on income at statutory rates .   $ 12,436    $  6,627    $  6,452
State income taxes - net ...................        260         329         244
Foreign Sales Corporation benefit ..........       (946)       (590)       (472)
Non-deductible intangible amortization .....      1,827         256         195
Change in valuation allowance ..............       (653)        (64)        (81)
Other - net ................................       (767)       (658)        (20)
                                               --------------------------------
                                               $ 12,157    $  5,900    $  6,318
                                               ================================

     Deferred tax (liabilities) assets at December 31, 1996 and 1995 are comprised of the following (in thousands):
                                  December 31,
                                                        -----------------------
                                                          1996          1995
                                                        -----------------------
Deferred tax liabilities
        Depreciation ................................   $    315        $ 1,204
        Installment sales ...........................        750            743
        Equity in earnings of affiliate ..............     1,049            776
        Basis difference in affiliate stock .........      7,632
        Intangible amortization .....................        232
        Other .......................................        657            883
                                                        -----------------------
        Gross deferred tax liabilities ..............     10,635          3,606
                                                        -----------------------
Deferred tax assets
        Deferred compensation .......................     (2,106)        (1,825)
        Compensatory absences accruals ..............       (835)          (825)
        Inventory accounting and valuation allowance      (1,894)        (1,469)
        Net operating loss carry forwards ...........     (1,144)          (667)
        Accrued losses on contracts .................        (86)           (90)
        Product warranty and related accruals .......       (368)          (300)
        Receivable valuation allowances .............       (758)          (620)
        Percent of completion .......................     (1,092)          (764)
        Intangible amortization .....................                      (419)
        Research and experimentation tax credit .....       (979)          (957)
        Other .......................................       (653)          (585)
                                                        -----------------------
        Gross deferred tax assets ...................     (9,915)        (8,521)
        Deferred tax asset valuation allowance ......        579          1,232
                                                        -----------------------
                                                        $  1,299        $(3,683)
                                                        ========================

     A deferred tax asset valuation allowance is provided to reduce deferred tax assets to a level which, more likely than not, will be realized. These amounts at December 31, 1996 relate to research and development tax credits which are expected to expire unused due to change in ownership limitations.

     Net operating loss carry forwards incurred by the company's foreign subsidiaries total $3,034,000. Of this amount, $1,529,000 will carry forward indefinitely, $178,000 will expire in the year 2002, and the remaining $1,327,000 will expire in the year 2003. Based on recent foreign earnings trends, management determined in 1996 that these net operating loss carry forwards will be fully utilized and reduced by $653,000 the Company's deferred tax valuation allowance accordingly.

     Deferred tax assets of $5,240,000 and $2,668,000 were included in other current assets at December 31, 1996 and 1995, respectively. As a result of an acquisition, deferred tax assets at December 31, 1996 include an addition of $1,250,000 which did not impact the provision for income taxes. Deferred tax liabilities of $6,539,000 were included in other liabilities at December 31, 1996. Deferred tax assets of $1,015,000 were included in other long-term assets at December 31, 1995.

Note 9 - Stock Option Plans

     STOCK OPTION PLANS: The Company's 1980 Stock Option Plan (the 1980 Plan) provided for the granting of options and stock appreciation rights (SARs) in tandem therewith to key employees of the Company for the purchase of the Company's common shares. Each option under the 1980 Plan was granted at an exercise price of 100% of fair market value at date of grant. The options expire ten years from date of grant and were exercisable 20% after one year, with an additional 20% exercisable each six months thereafter. All of the outstanding options covering a total of 600 shares at December 31, 1996, were exercisable at a price of $10.625 per share. At December 31, 1996 and 1995, there were 600 and 29,300 shares, respectively, of the Company's common stock reserved for issuance under the 1980 Plan. The 1980 Plan expired by its terms on December 31, 1989, and no additional options can be granted under the plan.

     The Company's 1990 Stock Option Plan (the 1990 Plan) covers 858,000 shares of common stock and provides for the granting of stock options and/or SARs to key employees of the Company and to the members of the Board of Directors who are not employees of the Company. Shares granted and subsequently cancelled are available for future grants.

     Options covering a total of 753,500 shares and related SARs have been granted to key employees under the 1990 Plan. Each such option has an exercise price of 100% of the fair market value on the date of grant and has a term of ten years. The options are exercisable 20% after one year, with an additional 20% exercisable each six months thereafter. At December 31, 1996, options to employees under the 1990 Plan covering a total of 271,496 shares were exercisable.

     The 1990 Plan provides for the automatic grant of stock options and SARs to nonemployee Directors. Each nonemployee Director of the Company was granted effective February 15, 1990, options and SARs with respect to 10,000 shares of common stock, and each optionee was required to surrender for cancellation options previously granted by the Company with respect to the lesser of 10,000 shares or the number of shares covered by such previously granted options. The 1990 Plan further provides that newly-elected nonemployee Directors will automatically receive options and SARs covering 10,000 shares at the time of his or her election and that each nonemployee Director will automatically receive options and SARs covering 1,000 shares each year at the time of his or her reelection to the Board. Options covering a total of 131,000 shares and SARs have been granted to nonemployee Directors under the 1990 Plan. These options and SARs have an exercise price of $8.125 to $34.625, the fair market price on the date of grant, have a ten year term and are exercisable in full after one year. At December 31, 1996, options to nonemployee Directors under the 1990 Plan covering a total of 104,000 shares were exercisable.

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

        Changes in outstanding options under the 1980 and 1990 Plan during 1994, 1995, and 1996 were as follows:
                                             Exercise price    Weighted average
                                    Shares     per share       price per share
                                   -------------------------------------------

Outstanding, December 31, 1993 ..  472,130    8.000-20.000      $   13.49
  Options granted ...............   85,050    21.000-21.750         21.30
  Options cancelled .............   (4,300)   10.625-15.750         13.61
  Options exercised .............  (46,060)   8.000-20.000           9.33
                                   -------------------------------------------
Outstanding, December 31, 1994 ..  506,820    8.000-21.750          14.78
  Options granted ...............   17,000    25.125-30.375         28.21
  Options cancelled .............   (9,320)   15.750-21.750         20.04
  Options exercised .............  (50,700)   8.000-21.750          14.43
                                   -------------------------------------------
Outstanding, December 31, 1995 ..  463,800    8.000-30.375          15.20
  Options granted ...............  237,000    34.625-35.875         34.64
  Options cancelled .............   (2,000)   21.00-34.625          27.89
  Options exercised .............  (68,780)   8.000-21.750          15.27
                                   -------------------------------------------
Outstanding, December 31, 1996 ..  630,020    8.000-35.875          22.47
                                   ===========================================

     There were 600, 29,000 and 42,250 exercisable options under the 1980 Plan at December 31, 1996, 1995 and 1994, respectively. There were 375,496, 237,480 and 235,050 exercisable options under the 1990 Plan at December 31, 1996, 1995 and 1994, respectively.

     In 1996, the Company's substantially owned subsidiary, GeoScience, established the 1996 Equity Incentive Plan (the "1996 Plan") which covers 1,500,000 shares of GeoScience common stock and permits the granting of any or all of the following types of awards: stock appreciation rights, stock options, restricted stock, dividend equivalents, performance units, automatic Director options, phantom shares, limited stock appreciation rights ("LSARs"), bonus stock and cash tax rights.

     Options covering a total of 336,300 GeoScience shares plus 1,000 phantom shares of GeoScience have been granted to key employees of GeoScience, Tech-Sym, and affiliates under the 1996 Plan. Each such option has an exercise price of 100% of the fair market value on the date of grant and has a term of ten years. The options are exercisable 25% after one year, with an additional 25% exercisable each year thereafter. At December 31, 1996, no options to employees under the 1996 Plan were exercisable. The phantom shares awarded were payable two years after award in cash and/or stock at GeoScience's option, and were forfeited in early 1997.

     Director Options covering a total of 115,000 GeoScience shares, including those subject to approval and ratification by GeoScience's stockholders, have been granted under the 1996 Plan. These options have exercise prices of $12.00 to $17.55 per share, have a ten year life and are exercisable in full after six months. At December 31, 1996, Director Options under the 1996 Plan covering a total of 45,000 shares were exercisable.

     The following table summarizes significant ranges of Tech-Sym's outstanding and exercisable options at December 31, 1996:

                                  Options Outstanding                   Options Exercisable
                        -----------------------------------            ---------------------
                                         Weighted     Weighted                        Weighted
                                         Average      Average                         Average
    Range of                            Remaining     Exercise                       Exercise
 Exercise Prices        Shares         Life in Years   Price           Shares          Price
----------------------------------------------------------------------------------------------
 $  8.00-12.00           95,250           3.5          $8.10            95,250         $8.10
   12.01-18.00          215,900           6.3          15.39           215,900         15.39
   18.01-27.00           72,870           7.8          21.71            54,946         21.88
   27.01-35.875         246,000           9.5          34.47            10,000         30.38

     The weighted average fair value at date of grant for options granted during 1996, 1995 and 1994 was $14.09, $14.71 and $11.14 per option, respectively. The fair value of options at date of grant was estimated using the Black-Scholes model with the following weighted average assumptions:

                                1996          1995           1994
                             ---------------------------------------
Expected life ........       6.3 years      8 years        5.7 years
Interest rate ........         6.18%          5.99%          7.10%
Volatility ...........        28.77%         37.15%         38.79%
Dividend yield .......         0%             0%             0%

     The weighted average fair value at date of grant for options granted at GeoScience during 1996 was $7.43. The fair value of the options granted was estimated using the Black-Sholes model with the following assumptions for expected life, interest rate, volatility and dividend yield, respectively, 6.5 years, 6.58%, 51% and 0%.

     Stock based compensation costs would have reduced pretax income by $1,259,000 (including $550,000 attributable to GeoScience) in 1996 and $81,000 in 1995. The after tax and per share impact for 1996 and 1995, respectively, was $818,000 and $53,000 and $.18 and $.05 if the fair value of the options granted in that year had been recognized as compensation expense on a straight-line basis over the vesting period of the grant. The pro forma effect on net income for 1996 and 1995 is not representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1995.

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

     At December 31, 1996 and 1995, there were 15,000 and 27,000 shares, respectively, of the Company's common stock reserved for issuance upon exercise of the nonemployee Director stock options at an exercise price per share of $10.875 to $13.25.

     The weighted average exercise price and remaining life of the nonemployee Director stock options at December 31, 1996, was $10.875 and one year, respectively.

Note 10 - Shareholders' Investment

     SHAREHOLDER RIGHTS PLAN: The Board of Directors adopted a Shareholder Rights Plan in 1988 which in certain limited circumstances would permit shareholders to purchase securities at prices which would be substantially below market value.

     STOCK REPURCHASES: The Company's Board of Directors has authorized the Company to repurchase shares of its common stock through open market purchases or privately negotiated transactions. Since 1987 the Company has repurchased an aggregate of 1,834,797 shares related to these authorizations. The unreissued shares are held by the Company and accounted for using the treasury stock method. The Company is authorized to repurchase up to 152,800 additional shares under transactions approved by the Board.

Note 11 - Benefit Plans

     The Company has a defined contribution retirement plan covering substantially all employees. The annual Company contribution and administrative costs of the plan were $2,126,000 for 1996, $1,898,000 for 1995, and $1,912,000
for 1994. The Company's policy is to fund these retirement costs currently.

     The Company has executive retirement agreements with certain executive officers of the Company and a nonemployee directors' retirement plan for those directors that have never been employees of the Company. The executive retirement agreements generally provide for the payment of specified amounts in the event of retirement at or after age 62, total and permanent disability, death, or termination of employment by the Company without cause. The nonemployee directors' retirement plan generally provides for the payment of specified amounts upon retirement on or after age 65 or upon termination of service due to disability or death. The Company has segregated certain assets in a grantor trust to meet these obligations, but those assets are available to creditors of the Company in the event of its bankruptcy or insolvency. These assets aggregating $5,638,000 and $4,887,000 at December 31, 1996 and 1995, respectively, are included other assets.

     The costs for the executive retirement agreements and the nonemployee directors' retirement plan in 1996, 1995, and 1994 were $813,000, $855,000, and $695,000, respectively. The status of the retirement plans at December 31 was as follows (in thousands):

                                                                                  1996                    1995
                                                                               --------------------------------
Actuarial present value of:
        Vested benefit obligation ...................................          $ 6,182                  $ 5,650
                                                                               ================================
        Accumulated benefit obligation ..............................          $ 6,188                  $ 5,669
                                                                               ================================
        Projected benefit obligation ................................          $ 6,483                  $ 5,903
Plan assets at fair value
                                                                               --------------------------------
        Projected benefit obligation in excess of plan assets .......            6,483                    5,903
Unrecognized net gain ...............................................             (507)                    (427)
Unrecognized prior service cost .....................................              (87)                    (147)
Unrecognized net obligation at transition ...........................             (405)                    (486)
Adjustment to recognize minimum liability ...........................              704                      826
                                                                               ================================
Net deferred pension cost ...........................................          $ 6,188                  $ 5,669
                                                                               ================================

     The projected benefit obligation was developed assuming a beginning discount rate of 7.5% in 1996 and 9% in 1995 and 1994 and an annual rate of increase in compensation levels of 5% in 1996, 1995, and 1994.

     A foreign subsidiary which was acquired in January 1996 sponsored a noncontributory defined benefit pension plan for employees that provides benefits based upon specified percentages of the participants' salaries and the number of months of continuous service as of the date of retirement. In accordance with the purchase agreement, the Company was required to assume the pension liability for the employees which were active at the acquisition date. Additionally, the Company received cash and assumed pension liabilities related to non-active employees at the acquisition date pending transfer thereof to the seller at a later date. At December 31, 1996, the pension liability for non-active employees of approximately $7,000,000 was included in long-term liabilities.

     The cost for the foreign subsidiary's noncontributory defined benefit pension plan was $342,000 in 1996. The status of the plan at December 31, 1996 is as follows for active employees (in thousands):
                                                                          1996
                                                                        -------
Actuarial present value of:
        Vested benefit obligation .................................     $ 3,539
                                                                        =======
        Accumulated benefit obligation ............................     $ 3,806
                                                                        =======
        Projected benefit obligation ..............................     $ 4,578
                                                                        =======
Plan assets at fair value
        Projected benefit obligation in excess of plan assets .....       4,578
Unrecognized net gain .............................................        (772)
                                                                        -------
Net deferred pension cost .........................................     $ 3,806
                                                                        =======

     The projected benefit obligation was developed assuming a beginning discount rate of 6.75% and an annual rate of increase in compensation levels of 3%.

Note 12 - Commitments and Contingencies

     CONCENTRATION OF CREDIT RISK: Financial instruments which potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents, short-term investments, receivables, unbilled revenue, and long-term receivables. The Company places its cash, cash equivalents, and marketable securities investments in investment grade, short-term debt instruments and limits the amount of credit exposure to any one commercial issuer. A portion of the Company's receivables and unbilled revenue are concentrated with the U.S. Government. Concentrations of credit risk with respect to the receivables, unbilled revenue, and long-term receivables from customers other than the U.S. Government are limited due to the large number of customers in the Company's customer base, and their dispersion across different industries and geographic areas.

     FINANCIAL INSTRUMENTS: The Company enters into various types of financial instruments in the normal course of business. The Company does not hold or issue financial instruments for trading purposes nor does it hold interest rate, leveraged, or other types of derivative financial instruments.

     Fair values for financial instruments are based on quoted market prices. The amounts ultimately realized upon settlement of these financial instruments will depend on actual market conditions during the remaining life of the instruments. Fair values of cash and cash equivalents, short-term investments, receivables, unbilled revenue, long-term receivables, accounts payable, other accrued liabilities, notes payable, and long-term debt reflected in the December 31, 1996 and 1995 balance sheet approximate carrying value at that date.

     LEASE COMMITMENTS: The Company leases manufacturing and other facilities under certain long-term agreements which expire at various dates to 2002. Total rentals charged to operations under such operating leases for years 1996, 1995, and 1994 were $1,721,000, $2,439,000, and $2,039,000, respectively.

        Future minimum rental commitments under all noncancellable operating leases in effect at December 31, 1996 total $3,831,000 as follows: 1997 - $1,532,000; 1998 - $731,000; 1999 - $611,000; 2000 - $609,000; 2001 - $197,000
and $151,000 thereafter.

     LITIGATION: In the ordinary course of business, the Company is involved in various pending or threatened legal actions. While management is unable to predict the ultimate outcome of these actions, it believes that any ultimate liability arising from these actions will not have a material adverse effect on the Company's consolidated financial position, operating results, or cash flows.

     CONTINGENCIES: The Company is contingently liable for notes aggregating $2,559,000 at December 31, 1996, which were sold to a financial institution during 1995. During 1996, the Company did not sell any notes receivable to the financial institution under this arrangement and has not experienced any material financial losses to date under this arrangement. During 1995, the Company sold $14,168,000 of notes receivable to the financial institution under this arrangement.

Note 13 - Other Financial Information

     Sales under contracts and subcontracts where the U.S. Government is the ultimate customer accounted for approximately 29%, 32%, and 38% of the Company's sales in 1996, 1995, and 1994, respectively.

        Foreign sales (primarily exports from the U.S.) as a percentage of total sales are summarized by geographic area as follows:
                                     1996       1995       1994
                                    ---------------------------
Europe ....................         32.7%       17.8%      17.9%
Far East ..................          9.7        18.7       12.2
Middle East ...............          4.0         4.8        1.8
Other areas ...............          5.8         5.1        7.1
                                    ---------------------------
                                    52.2%       46.4%      39.0%
                                    ===========================

     Other accrued liabilities comprised the following (in thousands):

                                                            December 31,
                                                        --------------------
                                                          1996         1995
                                                        --------------------
Commissions payable ................................    $ 2,840      $ 3,046
Incentive bonus accruals ...........................      2,159        1,727
Vacation accruals ..................................      2,970        2,670
Accrued product warranty and related reserves ......        878        1,594
Accrued interest payable ...........................        454          843
Other ..............................................     12,030       12,857
                                                        --------------------
                                                        $21,331      $22,737
                                                        ====================


     Other long-term liabilities and deferred credits include deferred gains on installment sales contracts of $3,575,000 and $3,753,000 at December 31, 1996 and 1995, respectively.

     Retained earnings of the Company's foreign subsidiaries totaled $14,828,000 and $2,611,000 at December 31, 1996 and 1995, respectively.

Note 14 - Quarterly Financial Information (Unaudited)

     The following is a summary of unaudited quarterly financial data for the years 1996 and 1995

(in thousands except per share amounts):
                                                                       Earnings
                                                                         Per
                                           Gross         Net           Common
                              Sales       Profit        Income          Share
                            -------------------------------------------------
March 31, 1996 ........     $ 71,685     $ 26,191      $ 2,279      $    .35
June 30, 1996 .........       71,184       26,197       15,016          2.28
September 30, 1996 ....       88,110       27,947        3,297           .53
December 31, 1996 .....       90,931       30,724        1,748           .29
                            -------------------------------------------------
                            $321,910     $111,059      $22,340*     $   3.52*
                            =================================================


March 31, 1995 ........     $ 52,794     $ 17,731      $ 1,158      $    .18
June 30, 1995 .........       59,101       19,924        3,328           .51
September 30, 1995 ....       65,260       23,130        3,903           .60
December 31, 1995 .....       69,332       25,193        4,646           .71
                            -------------------------------------------------
                            $246,487     $ 85,978      $13,035      $   2.00
                            =================================================

     As more fully discussed in Note 2, on June 30, 1995, the Company acquired CogniSeis Development, Inc., in a business combination accounted for as a pooling of interests. Accordingly, the Company's quarterly financial information for the quarter ended March 31, 1995 has been restated to present the results of the combined companies.

     During the quarter ended December 31,1995, sales, gross profit and earnings per common share amounts for the quarters ended March 31, 1995 and June 30, 1995 were restated from previously reported amounts to reflect the deferral of revenue recognition on certain sales where the right of exchange for credit existed. As a result, net income was reduced by $1,457,000 or $.22 per common share, for the quarter ended March 31, 1995 and by $385,000, or $.06 per common share, for the quarter ended June 30, 1995. Net income for the quarter ended December 31, 1995 increased $613,000 or $.09 per common share as a result of the recognition of a portion of such deferrals in the fourth quarter. The remaining deferred revenue totaling approximately $4,000,000 was recognized during 1996.

* Includes gain on sale of subsidiary stock of $13,758, net of taxes; write-off of goodwill of $3,627, which is not tax deductible; and premium cost on the early extinguishment of debt of $1,035, net of taxes.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders
and Board of Directors
of Tech-Sym Corporation:

     In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of cash flows and of changes in shareholders' investment present fairly, in all material respects, the financial position of Tech-Sym Corporation and its subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

Houston, Texas
February 20, 1997

                             CORPORATE INFORMATION
                       Stockholder and Market Information

Comparative Common Stock Data
               1995                1996
          ----------------     ---------------
Quarter    High       Low      High     Low
-------   ------    ------    ------    ------
First     23 5/8    21 1/8    36 3/4    28 3/8
Second    28 1/2    23 1/8    40        28 1/8
Third     30 5/8    26 3/8    30 1/8    23
Fourth    31 7/8    28 1/8    29 7/8    26

No dividends were paid on such stock in 1995 or 1996, and the Company has no present intention of paying dividends.

Record number of holders of Common Stock at February 28, 1997: 1,986.


CORPORATE OFFICE
10500 Westoffice Drive, Suite 200
Houston, Texas 77042-5391
Telephone 713/785-7790
FAX 713/780-3524

TRANSFER AGENT AND REGISTRAR
Continental Stock Transfer & Trust Company
2 Broadway
New York, New York 10004
Telephone 212/509-4000
FAX 212/509-5150

STOCK EXCHANGE LISTING
Tech-Sym Common Stock is listed on the New York Stock Exchange (Stock Symbol:
TSY)

INDEPENDENT ACCOUNTANTS
Price Waterhouse LLP
1201 Louisiana, Suite 2900
Houston, Texas 77002

Stockholders are invited to attend the Tech-Sym Corporation Annual Meeting of Stockholders which will be held at 10:00 am on Tuesday, April 29, 1997, in the Omni Ballroom of the Westchase Hilton and Towers at 9999 Westheimer, Houston, Texas. A Proxy Statement will be sent to stockholders of record as of March 14, 1997.

                                       41