Form 10-K, Exhibit 13
period 1997-12-31
TECH SYM CORP
filed 1998-03-30
CIK 96669

SELECTED FINANCIAL DATA
(In thousands except per share data)

                                                        1997              1996             1995             1994            1993
                                                     ------------------------------------------------------------------------------
For the Year:
Sales ........................................       $ 294,100        $ 299,052         $ 223,852        $ 197,593        $ 184,310
Costs and expenses ...........................         280,994          259,414           204,911          179,258          167,794
                                                     ------------------------------------------------------------------------------
Income from continuing operations before income
  taxes, minority interest and extraordinary
  item .......................................          13,106           39,638            18,941           18,335           16,516
Provision for income taxes ...................           3,902           13,196             5,902            6,286            5,969
Minority interest ............................             519            1,088
                                                     ------------------------------------------------------------------------------
Income from continuing operations ............           8,685           25,354            13,039           12,049           10,547
Discontinued Operation:
Income (loss) from CogniSeis less applicable
  income taxes and minority interest .........          (1,236)          (1,979)               (4)              66           (1,298)
                                                     ------------------------------------------------------------------------------
Income before extraordinary item .............           7,449           23,375            13,035           12,115            9,249
Extraordinary item, less applicable income
  taxes ......................................                           (1,035)
                                                     ------------------------------------------------------------------------------
Net income ...................................       $   7,449        $  22,340*        $  13,035        $  12,115        $   9,249
                                                     ==============================================================================
Earnings (loss) per common share:
Continuing Operations
    Basic ....................................       $    1.44        $    3.99         $    2.00        $    1.85        $    1.64
    Diluted ..................................       $    1.41        $    3.90         $    1.95        $    1.82        $    1.62
Discontinued Operation
    Basic ....................................       $    (.20)       $    (.31)                         $     .01        $    (.20)
    Diluted ..................................       $    (.20)       $    (.30)                         $     .01        $    (.20)
Extraordinary Item
    Basic and Diluted ........................                        $    (.16)
Net Income
    Basic ....................................       $    1.23        $    3.52         $    2.00        $    1.86        $    1.44
    Diluted ..................................       $    1.21        $    3.44         $    1.95        $    1.83        $    1.42
Weighted average common shares outstanding:
    Basic ....................................           6,038            6,350             6,521            6,498            6,409
    Diluted ..................................           6,168            6,501             6,673            6,611            6,514

* Includes gain on sale of subsidiary stock of $13,758, net of taxes; and write-off of goodwill of $3,627, which is not tax deductible.

At Year End:
Current assets ...............................       $ 249,100        $ 226,767         $ 178,318        $ 152,067        $ 135,719
Current Liabilities ..........................         123,466           91,032            74,561           56,284           35,634
Working capital ..............................         125,634          135,735           103,757           95,783          100,085

Property, plant and equipment-net ............          49,049           48,917            42,469           39,993           35,047
Long-term debt ...............................          16,139           13,974            29,522           21,587           23,317

Total Assets .................................         346,750          323,279           265,026          225,803          194,732
Total Liabilities and minority interest ......         183,567          165,207           115,008           90,016           71,395
Shareholders' investment .....................         163,183          158,072           150,018          135,787          123,337

No dividends were paid on common stock for any of the above years.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                                Working Capital
                            (In Millions of Dollars)

                  [BAR CHART PLOTTED FROM DATA IN TABLE BELOW]

                  1993 ............................     100.1
                  1994 ............................      95.8
                  1995 ............................     103.8
                  1996 ............................     135.7
                  1997 ............................     125.6

LIQUIDITY AND CAPITAL RESOURCES

During 1997, the Company satisfied its working capital and capital expenditure requirements through available cash and bank borrowings. At December 31, 1997, the Company's working capital was $125,634,000 as compared to $135,735,000 at December 31, 1996. For the year, the Company's cash, cash equivalents and short-term investments decreased $7,858,000 to $18,972,000 from $26,830,000 in 1996. Receivables, inventories and other current assets increased to $230,128,000 from $199,937,000 in 1996. The majority of the increase in the accounts receivable balance was a result of significant fourth quarter sales within the geoscientific business area and slower collection experience throughout the year. During the year the Company invested heavily in capital equipment and inventory to facilitate its ability to meet customer orders in a timely manner.

        The Company's operations used cash in the amount of $19,414,000 in 1997 and $11,151,000 in 1995, and provided cash in the amount of $6,045,000 in 1996. In 1997, cash was depleted as the Company experienced growth in its accounts receivable as discussed above and maintained additional inventory to support the Company's overall growth strategy. Concentrations of credit risk with respect to the receivables, unbilled revenues, and long-term receivables from customers other than the U.S. Government are generally limited due to the large number of customers in the Company's customer base and their dispersion across different industries and geographic areas. Approximately 13% of trade and notes receivables at December 31, 1997, are with an oil and gas exploration company located in Russia and a distributor located in China.

        At December 31, 1997 and 1996, inventories included $12,026,000 and $9,408,000, respectively, of electronic components related to the land and transition zone seismic data acquisition system product line, PolySeis ATS(Trade
Mark). Management believes this product is in the early stage of its life cycle and certain risks of market acceptance exist. The Company has recently experienced limited leasing activity of this product and believes the demand for this product will significantly increase and the related inventory will be sold in the normal course of business.

        Capital expenditures for land, buildings and improvements, and machinery and equipment were $13,508,000, $16,182,000, and $8,875,000, for 1997, 1996, and
1995, respectively, and are expected to be approximately $12,725,000 in 1998. Because of the Company's $152,306,000 backlog and anticipated new business, it is expected that additional investments will be required in capital equipment and facilities. The Company believes that the funds required for working capital needs and capital equipment additions will come from available funds, unused lines of credit, long-term borrowings and capital equipment financing.

        At December 31, 1997, the Company had line of credit facilities aggregating approximately $99,716,000 of which $36,450,000 was available for additional short-term borrowings. In addition to the lines of credit, the Company's majority-owned subsidiary, GeoScience Corporation ("GeoScience"), has an agreement with a financial institution to sell up to a total of $15,000,000 of eligible customer notes receivable to the financial institution at 100% of the principal amount thereof, subject to approval of the credit worthiness of the customers issuing notes and the satisfaction of other conditions. GeoScience is obligated to repurchase these notes from the financial institution in the event of customer default or other covenant violations. As of December 31, 1997, the financial institution had purchased notes which, in the aggregate, would obligate GeoScience to repurchase $6,492,000 in principal amount of notes in the event of customer defaults. To date, GeoScience has not experienced any financial losses due to nonpayment by its customers or other covenant violations.

        The Company plans to enhance its cash flow from operations by improving the average collection time on receivables and by reducing inventory while maintaining levels needed to support customer requirements. The Company believes these actions, along with the available sources of funds, will provide the necessary cash requirements to meet the Company's growth strategy.

        In accordance with the TELEFUNKEN Sendertechnik GmbH ("TELEFUNKEN") purchase agreement executed in January 1996, the Company received cash and assumed pension liabilities related to nonactive employees at the acquisition date pending transfer thereof to the seller at a later date. In October 1997, the Company transferred to the seller the pension liabilities and related cash in the amount of $7,925,000 pertaining to the nonactive employees at the acquisition date.

        The Company's operations outside the United States are subject to the usual risks of such operations, including changes in governmental policies, currency transfer restrictions and devaluation. The Company's foreign subsidiaries use the local currency as their functional currency. The effects of the exchange rate fluctuations in the translation process negatively impacted cash and cash equivalents by $2,335,000 during 1997. The decrease primarily resulted from the weakening of the Deutsche Mark in relation to the U.S. dollar. Translation adjustments are reported as a separate component of shareholders' investment.

RESULTS OF OPERATIONS

DISCONTINUED OPERATION

In June 1997, the Company's majority-owned subsidiary, GeoScience, adopted a plan to sell its geoscientific software subsidiary, CogniSeis Development, Inc. ("CogniSeis"). Accordingly, the Consolidated Statement of Income of the Company has been reclassified for all periods presented to report separately the results of the discontinued operation through June 30, 1997 (the "measurement date").

        On October 14, 1997 (the "disposal date"), CogniSeis was sold for cash of $8,929,000, net of certain liabilities assumed pursuant to the terms of the sale agreement, plus a note receivable. The total amount of the note receivable due to the Company equals approximately $12,000,000 and is due in full by December 30, 2003. The note receivable may be adjusted downward pursuant to certain provisions of the sale agreement within a one year period. The payment stream of the note receivable is based on sales of certain CogniSeis developed software. The sale agreement also has a provision for early payout of the note receivable as follows: $8,500,000 if paid within 90 days of the closing date; $9,000,000 if paid between 90 and 180 days of the closing date; $9,500,000 if paid between 180 and 270 days of the closing date; and $10,000,000 if paid between 270 days and one year of the closing date.

        The results of the discontinued operation from the measurement date through the disposal date, which were insignificant, as well as the expected gain on the sale have been deferred at December 31, 1997, until estimates regarding certain provisions of the sale agreement can be made with reasonable certainty.

        Management's discussion and analysis of the results of operations reflects the reclassification of the discontinued operation.

                             Debt To Capital Ratio
                                   In Percent

                  [BAR CHART PLOTTED FROM DATA IN TABLE BELOW]

                  1993 ............................     17.7
                  1994 ............................     20.9
                  1995 ............................     28.1
                  1996 ............................     23.2
                  1997 ............................     32.6

1997 IN COMPARISON WITH 1996

Sales for the year ended December 31, 1997 decreased 2% to $294,100,000 from $299,052,000 in 1996. The $4,952,000 decrease in sales occurred primarily in the defense systems business area and was due to (i) a lower level of government contract awards to the Company, including a delay in the award of a follow-on Vertical Launching System (VLS) contract, and (ii) the nearing completion of several major programs that had been in process over several years. The $12,633,000, or 18% decrease in the defense systems business area was partially offset by increases in the communications business area and the geoscientific business area. Sales within the communications business area increased $4,906,000, or 4% over 1996 as increased shipments of microwave products and weather radars offset a reduction in broadcast systems that resulted from delayed international customer orders. Sales increased $3,555,000, or 4% in the geoscientific business area in 1997 as compared to 1996 as increased shipments of seismic cables more than offset fewer shipments of 24-bit digital seismic data acquisition modules. Further sales growth within the geoscientific business area was hampered by aggressive competitive pricing on seismic cables and seismic data acquisition systems.

        The Company's gross margin decreased $2,423,000, or 3% to $93,003,000 compared to $95,426,000 in 1996, due to the overall decrease in sales. As a percentage of sales, the gross margin remained constant at 32% for both 1996 and 1997. Improvement of the gross margin percentage in the defense systems business area, resulting from cost control efforts, offset the gross margin percentage decrease on microwave products within the communications business area that occurred due to increased costs related to late product shipments and problems related to overstaffing. By year end, the Company reduced the level of late shipments and the number of employees. The gross margin percentage on geoscientific equipment sales decreased due to the mix of products shipped during the year, increased manufacturing costs on both seismic cables and 24-bit modules, and higher warranty costs associated with the 24-bit modules.

        Consolidated selling, general and administrative expenses for 1997 increased $6,135,000, or 10% to $65,218,000 from $59,083,000 in the prior year.
These expenses as a percentage of sales increased from 20% in 1996 to 22% in 1997. Most of the increase, $3,307,000, occurred in the geoscientific business area as a result of (i) increased sales commission costs associated with increased international sales, (ii) higher consulting costs associated with seismic cable sales, (iii) additional support personnel costs associated with higher employment levels added during the year in anticipation of accelerated business growth, and (iv) the additional costs of managing the consolidated geoscientific business and being a publicly traded company. The remaining increase occurred in the communications business area due to increased general selling expenses on broadcast equipment sales, primarily relating to digital radio and television products, and increased commission costs on weather radars as a result of increased sales.

        Company-sponsored product development costs were $14,066,000 for 1997 compared to $14,293,000 in 1996. Within the communications business area, the 1997 expenses were $1,882,000 lower than in 1996 primarily due to the completion of a major antenna development project in 1996 and lower development costs in 1997 for new broadcast equipment products at both the Germany and United States broadcast manufacturing facilities. These expenses increased $1,195,000, or 18% in the geoscientific business area over the prior year due to costs incurred for design changes made to the 24-bit module and prototype development related to efforts to develop new reservoir monitoring equipment.

                            Shareholders' Investment
                            (In Millions of Dollars)

                  [BAR CHART PLOTTED FROM DATA IN TABLE BELOW]

                  1993 ............................     123.3
                  1994 ............................     135.8
                  1995 ............................     150.0
                  1996 ............................     158.1
                  1997 ............................     163.2

        The Company's interest expense for 1997 increased to $5,229,000 from $3,174,000 in 1996. The $2,055,000 increase resulted from higher borrowings primarily in the geoscientific business area to support the increased expenditures for capital equipment and facilities, and to finance the growth in accounts receivable and inventories. The increase in the receivables balance throughout the year resulted from slower collections from certain customers. Inventory growth occurred for 24-bit seismic data acquisition modules, seismic cables and PolySeis ATS(Trade Mark) System components. Additionally, higher borrowings were necessary to finance the growth of microwave and broadcast product inventories in the communications business area to enable the Company to meet the faster delivery requirements of its customers.

        The Company's 1997 net interest and other income was $4,616,000 as compared to $3,223,000 in 1996. The $1,393,000, or 43% increase was primarily due to the recognition of foreign currency transaction gains on foreign currency denominated debt within the broadcast part of the communications business area that resulted from the strengthening U.S. dollar over the Deutsche Mark during the year.

        The Company's tax rate declined to 30% in 1997 from 34% in 1996. The lower tax rate reflects the benefits to the Company derived from its Foreign Sales Corporation and for expenditures for research and development. Also, in 1996 the Company provided for taxes at the statutory rate on the gain related to the sale of subsidiary stock and incurred a non-deductible charge for the write-off of goodwill at another subsidiary.

        Income from continuing operations for 1997 was $8,685,000 or $1.41 per share as compared to $25,354,000 or $3.90 per share in 1996. The 1997 results were $6,538,000 less than the 1996 results due primarily to the net effect of the items discussed above (net of unusual items in 1996 that included a $13,758,000 gain on the sale of GeoScience Corporation stock and a $3,627,000 loss resulting from the write-off of impaired goodwill at another subsidiary).

        The 1997 loss from the discontinued operation, $1,236,000, or $0.20 per share reflected Tech-Sym's share of CogniSeis' operating results for the six months ended June 30, 1997, whereas the 1996 loss of $1,979,000, or $0.30 per share reflected Tech-Sym's share of CogniSeis' operations for a complete year.

        The Company's net income of $7,449,000 or $1.21 per share for 1997 as compared to $22,340,000 or $3.44 per share in 1996, reflects the net effect of the items discussed above, plus the extraordinary item in 1996 relating to the early extinguishment of debt.

1996 IN COMPARISON WITH 1995

Sales for the year ended December 31, 1996 increased 34% to $299,052,000 from $223,852,000 in 1996. The increase resulted from (i) greater sales in the communications business area, $38,104,000 or 41%, primarily due to strong international demand for microwave components and high power broadcast equipment including sales related to the acquisition of TELEFUNKEN effective January 1, 1996, (ii) increased sales in the geoscientific business area, $29,306,000 or 48%, primarily due to higher demand for seismic data acquisition systems and repair of seismic cables, and (iii) increased sales in the defense systems business area, $10,579,000 or 17%, mainly due to increased production on two major programs that transitioned from the development stage into the production stage during the year.

                              Capital Expenditures
                            (In Millions of Dollars)

                  [BAR CHART PLOTTED FROM DATA IN TABLE BELOW]

                  1993 ............................      7.00
                  1994 ............................     10.23
                  1995 ............................      8.88
                  1996 ............................     16.18
                  1997 ............................     13.51

        The Company's gross margin increased $23,560,000, or 33% to $95,426,000 in 1996 compared to $71,866,000 in 1995. The increase was consistent with the sales growth. Gross margin as a percentage of sales remained at 32% for 1996 and 1995.

        The consolidated selling, general and administrative expenses for 1996 increased $14,778,000, or 33% over the prior year. The increase was primarily attributable to the communications business area where these costs increased substantially as a result of the acquisition of TELEFUNKEN and the overall business growth of broadcast equipment products and microwave products during the year. Additionally, these costs increased significantly in the geoscientific business area due to (i) additional royalties on increased equipment sales, (ii) additional personnel associated with general business growth, and (iii) additional costs of managing the consolidated geoscientific business and being a publicly traded company.

        Company-sponsored product development cost was $14,293,000 for 1996 compared to $9,236,000 for 1995. The increase occurred within the communications business area. The principle contributing factors to the increase were the purchase of TELEFUNKEN effective January 1, 1996, which added costs for digital audio and video development projects during the year, and higher expenditures on new microwave products and antenna products.

        The Company reduced its interest costs by $549,000, or 15% for the year, as a result of using a portion of the proceeds from the issuance of GeoScience common stock to retire debt and through negotiation of a reduction in the interest rate on its line of credit borrowings.

        Net interest and other income, excluding the $21,166,000 gain on issuance of GeoScience common stock and the $3,627,000 write-off of goodwill of another subsidiary, was $3,223,000 for 1996 compared to $4,339,000 for 1995. The $1,116,000 or 26% decrease was primarily due to lower interest income on long-term receivables and lower levels of short-term cash investments throughout the year.

        The provision for income taxes increased as a result of the higher income for the year and due to an increase in the Company's tax rate to 34% from 31% the prior year. The rate increased as a result of providing for taxes at the statutory rate on the gain from the issuance of GeoScience common stock and incurring a non-deductible charge for the write-off of goodwill at another subsidiary.

        Income from continuing operations for 1996 was $25,354,000 or $3.90 per share as compared to $13,039,000 or $1.95 per share in 1995. The 1996 results, net of the unusual items in 1996 that included a $13,758,000 net gain on the issuance of GeoScience common stock and a $3,627,000 loss resulting from the write-off of impaired goodwill at another subsidiary, were $2,184,000 greater than the 1995 results. The large increase in selling, general and administrative expenses and product development costs during 1996 offset most of the increase in gross margin generated by the sales growth over 1995.

        The increase in the loss from the discontinued operation to $1,979,000 in 1996 resulted primarily from increased selling, general and administrative expenses associated with the CogniSeis acquisition of Photon Systems Ltd., in September 1995.

        During 1996, the Company incurred a net loss of $1,035,000 on early extinguishment of debt as a result of its election to pay off its senior debt due to a favorable change in interest rates and the availability of cash from the issuance of GeoScience common stock.

        The Company's net income for the year was $22,340,000 or $3.44 per share as compared to $13,035,000 or $1.95 per share in 1995. Excluding certain items (gain of issuance of subsidiary stock, write off of goodwill, and extraordinary item), net income would have increased only $209,000 over 1995.

PRODUCT LINE SALES

The following table set forth the percentage for each of the last three years of total sales contributed by each of the Company's product lines which accounted for five percent or more of consolidated sales in any of such years:

                                           Year Ended December 31,
                                        ------------------------------
                                        1997         1996         1995
                                        ------------------------------
Communications .....................     46%          44%          42%
Geoscience .........................     32%          30%          28%
Defense Systems ....................     20%          24%          27%

        Certain geographical information with respect to the Company's business is set forth in Note 14 of Notes to Consolidated Financial Statements.

OTHER INFORMATION

The Company's business strategy focuses on the development of technologically advanced products within each of its business areas. The Company attempts to develop business through internal product development and by acquiring product lines, technology and businesses that complement internal product development. The Company's communications business area broadened its ferrite and ceramics product line and manufacturing capacity during 1997 with the minor acquisition of Xtalonix Products, Inc. The Company anticipates that it will sell these products to external customers in the future while supporting its own requirements for ferrite and ceramics products in the near term. The Company believes the market for digital audio and television equipment will accelerate its development in late 1998, providing growth opportunities for the sale of our broadcast equipment. The sale of the geoscientific software subsidiary, CogniSeis, will enable GeoScience to focus its attention on seismic data acquisition products where its expertise lies. The acquisition of Innovative Transducers Inc., by GeoScience in December 1997, provides the company with new products and advances the development of a new solid streamer cable for use in seismic markets.

        The Company's growth strategy in all business areas of the Company may require additional expenditures for company-sponsored product development and investment in property, plant and equipment in order to maximize future opportunities. Sales and earnings in the commercial market, especially those in the seismic exploration area, can be very volatile. Management believes the Company's diversified markets reduce the adverse effects resulting from this volatility and intends to continue to diversify the business as appropriate for the Company's future.

                        CONSOLIDATED STATEMENT OF INCOME
                    (In thousands except per share amounts)

                                                                                                  For the Year Ended December 31,
                                                                                            ---------------------------------------
                                                                                             1997            1996             1995
                                                                                            ---------------------------------------
Sales .................................................................................     $ 294,100      $ 299,052      $ 223,852
                                                                                            ---------------------------------------
Costs and expenses:
  Cost of sales .......................................................................       201,097        203,626        151,986
  Selling, general and administrative expenses ........................................        65,218         59,083         44,305
  Company-sponsored product development ...............................................        14,066         14,293          9,236
  Interest expense ....................................................................         5,229          3,174          3,723
  Gain on issuance of subsidiary stock ................................................                      (21,166)
  Goodwill impairment .................................................................                        3,627
  Interest and other income - net .....................................................        (4,616)        (3,223)        (4,339)
                                                                                            ---------------------------------------
                                                                                              280,994        259,414        204,911
                                                                                            ---------------------------------------
    Income from continuing operations before income
      taxes, minority interest and extraordinary item .................................        13,106         39,638         18,941
  Provision for income taxes ..........................................................         3,902         13,196          5,902
  Minority interest ...................................................................           519          1,088
                                                                                            ---------------------------------------
    Income from continuing operations .................................................         8,685         25,354         13,039
Discontinued operation:
  Loss from operations of CogniSeis, less applicable income tax benefits of
    $714, $1,039 and $2, respectively, and less applicable minority interest
    of $352, $334 and $0, respectively ................................................         1,236          1,979              4
                                                                                            ---------------------------------------
    Income before extraordinary item ..................................................         7,449         23,375         13,035
  Extraordinary item:
    Loss on early extinguishment of debt, less applicable income taxes of $557 ........                        1,035
                                                                                            ---------------------------------------

    Net income ........................................................................     $   7,449      $  22,340      $  13,035
                                                                                            =======================================
Earnings (loss) per common share:
  Continuing operations
    Basic .............................................................................     $    1.44      $    3.99      $    2.00
    Diluted ...........................................................................     $    1.41      $    3.90      $    1.95
  Discontinued operation
    Basic .............................................................................     $    (.20)     $    (.31)
    Diluted ...........................................................................     $    (.20)     $    (.30)
  Extraordinary item
    Basic and diluted .................................................................                    $    (.16)
      Net income
        Basic .........................................................................     $    1.23      $    3.52      $    2.00
        Diluted .......................................................................     $    1.21      $    3.44      $    1.95
Weighted average common shares outstanding:
  Basic ...............................................................................         6,038          6,350          6,521
  Diluted .............................................................................         6,168          6,501          6,673

The accompanying notes are an integral part of these financial statements.

                           CONSOLIDATED BALANCE SHEET
              (In thousands except par value and number of shares)

                                                                                                                December 31,
                                                                                                       ----------------------------
                                                                                                          1997               1996
                                                                                                       ----------------------------
                                     ASSETS
Current assets:
  Cash and cash equivalents ..................................................................         $  13,384          $  20,450
  Short-term investments .....................................................................             5,588              6,380
  Receivables - net ..........................................................................            76,980             62,217
  Unbilled revenue ...........................................................................            48,140             48,814
  Inventories ................................................................................            96,962             82,808
  Deferred taxes on income ...................................................................             4,402              5,240
  Other ......................................................................................             3,644                858
                                                                                                       ----------------------------

    Total current assets .....................................................................           249,100            226,767
Property, plant and equipment - net ..........................................................            49,049             48,917
Long-term receivables - net ..................................................................            18,759             16,695
Other assets .................................................................................            29,842             30,900
                                                                                                       ----------------------------
    Total assets .............................................................................         $ 346,750          $ 323,279
                                                                                                       ============================

                                  LIABILITIES

Current liabilities:
  Notes payable ..............................................................................         $  54,137          $  29,406
  Current maturities of long-term debt .......................................................             8,622              4,251
  Accounts payable ...........................................................................            23,479             22,321
  Billings in excess of costs and estimated earnings on uncompleted contracts ................             9,941              9,728
  Taxes on income ............................................................................             5,888              5,201
  Other accrued liabilities ..................................................................            21,399             20,125
                                                                                                       ----------------------------
    Total current liabilities ................................................................           123,466             91,032
Long-term debt ...............................................................................            16,139             13,974
Deferred taxes on income .....................................................................             6,171              6,539
Other liabilities ............................................................................            22,834             36,483
                                                                                                       ----------------------------
                Total liabilities ............................................................           168,610            148,028
                                                                                                       ----------------------------
Minority interest ............................................................................            14,957             17,179
                                                                                                       ----------------------------
Commitments and contingencies (Note 13)

                            SHAREHOLDERS INVESTMENT

Preferred stock - authorized 2,000,000 shares, without par value, none issued
Common stock - authorized 20,000,000 shares, $.10 par value; issued 7,994,881
  and 7,941,231 shares, respectively .........................................................               799                794
Additional capital ...........................................................................            40,677             39,753
Accumulated earnings .........................................................................           152,644            145,195
Cumulative translation adjustments ...........................................................            (3,277)              (911)
Common stock held in treasury, at cost (1,936,900 and 1,905,400 shares,
  respectively) ..............................................................................           (27,660)           (26,759)
                                                                                                       ----------------------------
    Total shareholders' investment ...........................................................           163,183            158,072
                                                                                                       ----------------------------
    Total liabilities, minority interest and shareholders' investment ........................         $ 346,750          $ 323,279
                                                                                                       ============================

The accompanying notes are an integral part of these financial statements.

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (In thousands)

                                                                                                   For the Year Ended December 31,
                                                                                             --------------------------------------
                                                                                                1997          1996           1995
                                                                                             --------------------------------------
Cash flows from operating activities:
  Net income ..........................................................................      $  7,449       $ 22,340       $ 13,035
  Adjustments to reconcile net income to net cash provided by (used for) operating activities:
    Depreciation and amortization .....................................................        14,076         13,938         11,887
    Deferred income taxes .............................................................           420          6,232           (677)
    Gain on issuance of stock by subsidiary ...........................................                      (21,166)
    Gain on foreign currency denominated debt .........................................        (1,012)          (600)
    Goodwill impairment ...............................................................                        3,627
    Minority interest .................................................................           167            754
  Change in operating assets and liabilities, net of impact of purchase of businesses:
    Receivables .......................................................................       (21,057)        18,371         (5,277)
    Unbilled revenue ..................................................................           674         (9,677)        (4,808)
    Inventories .......................................................................       (14,040)       (11,974)       (16,323)
    Other assets ......................................................................        (4,976)       (10,380)        (9,349)
    Accounts payable ..................................................................         1,552          5,696           (192)
    Other accrued liabilities and billings in excess ..................................         4,122        (15,113)         3,363
    Taxes on income ...................................................................        (1,019)         3,835         (1,741)
    Other noncurrent liabilities ......................................................        (5,770)           162         (1,069)
                                                                                             --------------------------------------
      Net cash (used for) provided by operating activities ............................       (19,414)         6,045        (11,151)
                                                                                             --------------------------------------
Cash flows from investing activities:
  Capital expenditures ................................................................       (13,508)       (16,182)        (8,875)
  Investment in grantor trust .........................................................          (516)          (519)          (518)
  Purchases of businesses, net of cash acquired .......................................        (5,334)         7,791         (5,942)
  Proceeds from sale of CogniSeis .....................................................         8,929
  Investment in joint ventures ........................................................          (510)
  Transfer of funded pension liability ................................................        (7,925)
  Purchases of investment securities ..................................................        (5,488)        (6,280)          (100)
  Sales of investment securities ......................................................         6,280                           300
  Other ...............................................................................           734            151            (23)
                                                                                             --------------------------------------
      Net cash used for investing activities ..........................................       (17,338)       (15,039)       (15,158)
                                                                                             --------------------------------------
Cash flows from financing activities:
  Net borrowings under line of credit agreements ......................................        25,231          8,416         10,730
  Proceeds from long-term debt ........................................................         4,879          2,447         17,910
  Payments on long-term debt ..........................................................        (3,823)       (24,197)        (6,826)
  Sale of notes receivable with recourse ..............................................         8,974
  Proceeds from issuance of subsidiary common stock ...................................                       40,428
  Proceeds from exercise of stock options .............................................           929          1,275          1,127
  Acquisition of Tech-Sym and GeoScience treasury stock ...............................        (4,169)       (18,791)
                                                                                             --------------------------------------
      Net cash provided by financing activities .......................................        32,021          9,578         22,941
                                                                                             --------------------------------------
Effect of exchange rate changes on cash and cash equivalents ..........................        (2,335)          (849)
                                                                                             --------------------------------------
Net decrease in cash and cash equivalents .............................................        (7,066)          (265)        (3,368)
Cash and cash equivalents at beginning of year ........................................        20,450         20,715         24,083
                                                                                             --------------------------------------
Cash and cash equivalents at end of year ..............................................      $ 13,384       $ 20,450       $ 20,715
                                                                                             ======================================
Cash flows from operating activities include:
  Cash transactions:
    Interest paid .....................................................................      $  4,969       $  3,895       $  3,742
                                                                                             ======================================
    Income taxes paid, net ............................................................      $  5,498       $  1,909       $  7,441
                                                                                             ======================================
  Noncash transactions:
    Reduction in balance of notes receivable sold with recourse .......................      $  2,482
                                                                                             ======================================
    Note receivable, net, on sale of CogniSeis ........................................      $  5,883
                                                                                             ======================================

The accompanying notes are an integral part of these financial statements.

          CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' INVESTMENT
                                 (In thousands)

                                                  Common Stock                             Cumulative    Treasury  Stock
                                               ------------------   Additional Accumulated Translation  ----------------
                                                Shares     Amount    Capital     Earnings  Adjustments  Shares    Amount     Total
                                               ------------------------------------------------------------------------------------
Balance, December 31, 1994 .................    7,798    $    780    $ 37,365    $109,820   $(1,164)   1,308   $(11,014)   $135,787
Net income .................................                                       13,035                                    13,035
Issuance of common stock for stock options .       62           6         853                                                   859
Currency translation adjustment ............                                                     69                              69
Tax benefit associated with stock options ..                              268                                                   268
                                               ------------------------------------------------------------------------------------
Balance, December 31, 1995 .................    7,860         786      38,486     122,855    (1,095)   1,308    (11,014)    150,018
Net income .................................                                       22,340                                    22,340
Issuance of common stock for stock options .       81           8       1,267                                                 1,275
Currency translation adjustment ............                                                    184                             184
Acquisition of treasury shares .............                                                             597    (15,745)    (15,745)
                                               ------------------------------------------------------------------------------------
Balance, December 31, 1996 .................    7,941         794      39,753     145,195      (911)   1,905    (26,759)    158,072
Net income .................................                                        7,449                                     7,449
Issuance of common stock for stock options .       54           5         768                                                   773
Currency translation adjustment ............                                                 (2,366)                         (2,366)
Acquisition of treasury shares .............                                                             32        (901)       (901)
Tax benefit associated with stock options ..                              156                                                   156
                                               ------------------------------------------------------------------------------------
Balance, December 31, 1997 .................    7,995    $    799    $ 40,677    $152,644   $(3,277)   1,937   $(27,660)   $163,183
                                               ====================================================================================

The accompanying notes are an integral part of these financial statements.

NOTE 1 - DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

THE BUSINESS

Tech-Sym Corporation (the "Company" or "Tech-Sym") is a diversified electronics engineering and manufacturing company primarily involved in the design, development and manufacture of products used for communications, the exploration and production of hydrocarbons and defense systems. The Company operates through five principal subsidiaries from its headquarters in Houston, Texas.

        On May 17, 1996, GeoScience Corporation ("GeoScience"), a subsidiary of the Company, completed a sale of 2,597,600 shares of its common stock at $17.00 per share in an initial public offering. The sale generated net proceeds to the Company of $40,428,000 and a gain of $21,166,000, reducing the Company's ownership in GeoScience from 100% to 75.3%. At December 31, 1997, the Company's ownership percentage in GeoScience was 79.16%. The change in ownership percentage from 1996 was a result of GeoSciences' repurchase of shares for treasury stock.

        As discussed in Note 3, the Company's majority-owned subsidiary, GeoScience, sold its geoscientific software subsidiary, CogniSeis Development, Inc. ("CogniSeis") on October 14, 1997. CogniSeis is presented as a discontinued operation in these financial statements. The presentation of the discontinued operation includes segregation of the operating results of CogniSeis in the Consolidated Statement of Income for the years ended December 31, 1997, 1996 and 1995 and the related income and expense footnotes. The net assets of the discontinued operation are not segregated at December 31, 1996 in the Consolidated Balance Sheet and related footnotes, or in the Consolidated Statement of Cash Flows at December 31, 1996 and 1995.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Tech-Sym Corporation and its subsidiaries after the elimination of intercompany transactions. Investments in companies and joint ventures over which the Company has significant influence, but not a controlling interest, are carried on the equity basis. Such investments have not historically had a material impact on the Company's consolidated financial position or results of operations.

ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the related reported amounts of revenues and expenses during the reporting period. It is reasonably possible that actual results could differ significantly from those estimates and significant changes to estimates could occur. The Company's management believes that the estimates used in these financial statements are reasonable.

SHORT-TERM INVESTMENTS AND OTHER CASH EQUIVALENTS

Short-term investments are carried at market value and have maturities of less than one year. Short-term investments with original maturities of three months or less when purchased are classified as cash equivalents by the Company. Included in short-term investments at December 31, 1997 and 1996 are short-term bonds in the amount of $5,488,000 and $6,280,000, respectively. Short-term investments also include certificates of deposit of $100,000 with original maturities greater than three months.

REVENUE RECOGNITION

The Company recognizes revenue on long-term contracts utilizing the percentage of completion method, measured by the percentage of total costs incurred to date to estimated total costs for each contract. Estimated losses on contracts are provided for in full when they become apparent. Substantially all unbilled revenue amounts are expected to be billed and collected within one year in accordance with the terms of the related contracts.

        Revenue from the sale of products manufactured in standard manufacturing operations is recognized at the time of shipment unless significant future obligations remain. Where significant future obligations exist, revenue is not recognized until obligations have been satisfied or are no longer significant.

INVENTORIES

Inventories are valued at the lower of cost or market. Cost is determined principally using the first-in, first-out or average cost method.

DEPRECIATION AND AMORTIZATION

Depreciation of plant and equipment is provided using the straight-line method over the estimated useful lives of the related assets. Major renewals and betterments are capitalized while minor replacements, maintenance and repairs which do not extend useful lives are expensed. The cost and accumulated depreciation applicable to assets retired or sold are removed from the respective accounts and the resultant gain or loss is recognized at that time.

        Intangible assets are amortized using the straight-line method over 5 to 15 years. Amortization expense from continuing operations was $2,016,000, $2,690,000 and $1,746,000 in 1997, 1996 and 1995, respectively. Intangible assets of $11,139,000, and $13,001,000 at December 31, 1997 and 1996,
respectively, are included in other long-term assets and are net of accumulated amortization of $10,158,000 and $11,099,000 at December 31, 1997 and 1996,
respectively. Amortization expense related to the discontinued operation was $1,068,000, $1,345,000 and $549,000 in 1997, 1996 and 1995, respectively.

LONG-LIVED ASSETS

The Company reviews for the impairment of long-lived assets and certain identifiable intangibles whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying amount of a long-lived asset is considered impaired when anticipated undiscounted cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. At December 31, 1996, the Company wrote off the unamortized goodwill of $3,627,000 associated with the acquisition of Anarad, Inc. in 1994. The Company believes that no material impairment exists at December 31, 1997.

RESEARCH AND DEVELOPMENT

The Company performs research and development under both company-sponsored programs and contracts with others, primarily the U.S. Government. Costs related to company-sponsored research and development for new products and major product improvements are expensed as incurred.

INCOME TAXES

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

FOREIGN CURRENCY TRANSLATION

The Company's foreign subsidiaries use the local currency as their functional currency. Accordingly, assets and liabilities of the Company's foreign subsidiaries are translated using the exchange rates in effect at the balance sheet date, while income and expenses are translated using average rates. Translation adjustments are reported as a separate component of shareholders' investment.

FOREIGN EXCHANGE INSTRUMENTS

The Company enters into forward exchange contracts to hedge certain transactions denominated in foreign currencies. The gains or losses on hedges of transaction exposures are recognized into income currently. The cash flows related to these gains and losses are reported as cash flows from operating activities.

EARNINGS PER SHARE

In February 1997, Financial Accounting Standard No. 128 ("FAS 128") Earnings Per Share was issued. FAS 128 is effective for both interim and annual periods ending after December 15, 1997. The Company adopted the pronouncement for the year ended December 31, 1997. FAS 128 requires the Company to report both basic earnings per share, which is based on the weighted average number of common shares outstanding, and diluted earnings per share, which is based on the weighted average number of common shares outstanding and all dilutive potential common shares outstanding. Stock options are the only dilutive potential shares the Company has outstanding for all periods presented. All prior years' earnings per share data in this report have been recalculated to reflect the provisions of FAS 128. At December 31, 1997, 1996 and 1995, options to acquire 232,700, 246,000 and 10,000 shares of common stock at weighted average exercise prices of $34.46, $34.47 and $30.375, respectively, were not included in the computations of dilutive EPS because the options' exercise price was greater than the average market price of the common shares.

STOCK-BASED COMPENSATION

In 1996, the Company adopted Statement of Financial Accounting Standard No. 123 ("FAS 123") Accounting for Stock-Based Compensation. Upon adoption of FAS 123, the Company continued to measure compensation expense for its stock-based employee compensation plan using the intrinsic value method prescribed in APB No. 25, Accounting for Stock Issued to Employees, and has provided in Note 10 pro forma disclosures of the effect on net income and earnings per share as if the fair value-based method prescribed in FAS 123 has been applied in measuring compensation expense.

TRANSFER OF FINANCIAL ASSETS

In 1997, the Company adopted Financial Accounting Standards No. 125 ("FAS 125"), Accounting for Transfer and Servicing of Financial Assets and Extinguishment of Liabilities. FAS 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996. During 1997, the Company sold $8,974,000 notes receivable to a financial institution. In accordance with FAS 125, the balance of the notes receivable at December 31, 1997 of $6,492,000 is reflected as a note receivable and a corresponding note payable to the financial institution because the Company is contingently liable for the collection of the notes receivable sold.

RECENT PRONOUNCEMENTS

In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130 ("FAS 130") Reporting Comprehensive Income. FAS 130 requires the adoption of its provisions for fiscal years beginning after December 15, 1997. The Company will adopt the statement in 1998. FAS 130 calls for disclosure of comprehensive income in a financial statement that is displayed with the same prominence as other financial statements that constitute a full set of financial statements. Comprehensive income includes all changes in the equity of a business enterprise during a period except those resulting from investments by shareholders and distributions to shareholders. Such changes would include net income and the cumulative translation adjustment. The adoption of FAS 130 is not expected to have a material impact on the Company's consolidated financial position or results of operations.

        The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131 ("FAS 131") Disclosures About Segments of an Enterprise and Related Information in June 1997. FAS 131 requires a business enterprise to determine segments based on the "management approach." The management approach means reporting segment information similar to the way management reviews operating results and makes management decisions regarding its various operating divisions. The requirements of this statement are effective for fiscal years beginning after December 15, 1997, with no interim application required in the initial year of application. The Company will adopt FAS 131 in 1998.

RECLASSIFICATIONS

Certain prior-year amounts have been reclassified to conform to the current year presentation.

NOTE 2 - ACQUISITIONS

On December 18, 1997, the Company's majority-owned subsidiary, GeoScience, acquired all of the outstanding shares of Innovative Transducers Inc. ("ITI") for $3,480,000 in cash. ITI manufactures and sells transducers and arrays used in connection with engineering applications and the acquisition of seismic data and provides repair services with respect to such products. The acquisition was accounted for under the purchase method and, accordingly, the purchase price was allocated to the net assets acquired based upon their estimated fair market values. The excess of the purchase price over the estimated fair market value of the net assets approximated $3,500,000, which has been accounted for as an intangible asset and is being amortized over seven years using the straight-line method.

        The following table reflects unaudited pro forma combined results of the Company and ITI on the basis that the acquisition had taken place at the beginning of each year presented and includes the impact of certain adjustments such as intangible amortization, interest expense and the related income tax effects thereof (in thousands, except per share amounts):
                                                                December 31,
                                                          ----------------------
                                                             1997        1996
                                                          ----------------------
                                                               (unaudited)
Sales .................................................   $295,181    $300,462
Net income from continuing operations .................      7,673      24,854
Net income per common share from continuing operations:
        Basic .........................................       1.27        3.91
        Diluted .......................................       1.24        3.82

        In management's opinion, the unaudited pro forma combined results of operations are not indicative of the actual results that would have occurred had the acquisition been consummated at the beginning of 1996 or at the beginning of 1997, or of the future operations of the combined companies under the ownership and management of the Company.

        In November 1997, the Company acquired through its subsidiary, TRAK Communications, Inc., substantially all of the operating assets of a ceramics manufacturer, Xtalonix Products, Inc. Acquisition costs of $1,854,000 were paid in cash. The acquisition has been accounted for under the purchase method and, accordingly, the purchase price was allocated to the net assets acquired based upon their estimated fair market values. The excess of the purchase price over the estimated fair market value of the assets acquired approximated $980,000, which has been accounted for as an intangible asset and is being amortized over 15 years using the straight-line method. The operations related to this acquisition are not material to the Company's consolidated results of operations.

        On January 1, 1996, the Company acquired, through its subsidiary, Continental Electronics Corporation, all of the capital stock of TELEFUNKEN Sendertechnik, GmbH ("TELEFUNKEN"), from Daimler-Benz Aerospace AG ("DASA"). TELEFUNKEN is a designer and manufacturer of broadcast transmitters and antenna systems. The transaction was accounted for as a purchase.

        The purchase price for the acquisition was denominated in Deutsche Marks and aggregated $9,221,000 based on exchange rates at December 31, 1995. The purchase price was comprised of $6,986,000 cash and a $2,235,000 note payable to DASA, due January 31, 1997. The purchase price approximated the fair value of the net assets acquired. The fair value of assets acquired and liabilities assumed at the acquisition date were $53,199,000 and $43,978,000, respectively. Assets acquired included approximately $14,000,000 in cash and cash equivalents.

        The following unaudited pro forma consolidated results of operations have been prepared as if the acquisition of TELEFUNKEN had occurred at the beginning of fiscal 1995 (in thousands, except per share amounts):

                                                        December 31, 1995
                                                        -----------------
                                                           (unaudited)
Sales................................................        $267,437
Net loss from continuing operations..................          (9,470)
Loss per common share from continuing operations:
   Basic and diluted.................................           (1.45)

NOTE 3 - DISCONTINUED OPERATIONS

In June 1997, the Company's majority-owned subsidiary, GeoScience, adopted a plan to sell its geoscientific software subsidiary, CogniSeis. Accordingly, the Consolidated Statement of Income of the Company has been reclassified for all periods presented to report separately the results of the discontinued operation through June 30, 1997 (the "measurement date").

On October 14, 1997 (the "disposal date"), GeoScience sold CogniSeis for cash of $8,929,000, net of certain liabilities assumed pursuant to the terms of the sale agreement, plus a note receivable. The total amount of the note receivable due to the Company equals approximately $12,000,000 and is due in full by December 30, 2003. The note receivable may be adjusted downward pursuant to certain provisions of the sale agreement within a one year period. The payment stream of the note receivable is based on sales of certain CogniSeis developed software. The sale agreement also has a provision for early payout of the note receivable as follows: $8,500,000 if paid within 90 days of the closing date; $9,000,000 if paid between 90 and 180 days of the closing date; $9,500,000 if paid between 180 and 270 days of the closing date; and $10,000,000 million if paid between 270 days and one year of the closing date.

The results of the discontinued operation from the measurement date through the disposal date, which were insignificant, as well as the expected gain on the sale, have been deferred at December 31, 1997 until estimates regarding certain provisions of the sale agreement can be made with reasonable certainty. The Company's portion of the estimated range of the expected gain is $0 - $2,375,000. The note receivable, net of an allowance, of $5,883,000 related to the sale of CogniSeis is included in long-term notes receivable at December 31, 1997.

        Summarized financial information for CogniSeis through the measurement date is as follows (in thousands except per share data):

                                                     Year Ended December 31,
                                                  ---------------------------
                                                    1997      1996      1995
                                                  ---------------------------
Sales ..........................................  $11,398   $22,858   $22,635
Loss before provision for income taxes .........    2,302     3,352         6
Loss from the discontinued operation,
  net of income taxes and minority interest ....    1,236     1,979         4
Loss per common share from the discontinued
  operation:
  Basic ........................................      .20       .31
  Diluted ......................................      .20       .30

NOTE 4 - RECEIVABLES AND UNBILLED REVENUE

Receivables and unbilled revenue are summarized as follows (in thousands):

                                                                  December 31,
                                                               -----------------
                                                                 1997     1996
                                                               -----------------
Current receivables:
  Commercial, less allowance for losses of $1,265 and $1,980   $67,601   $53,898
  U.S. Government ..........................................     9,379     8,319
                                                               -----------------
                                                               $76,980   $62,217
                                                               =================
Unbilled revenues:
  Commercial ...............................................   $16,305   $15,378
  U.S. Government ..........................................    31,835    33,436
                                                               -----------------
                                                               $48,140   $48,814
                                                               =================
Long-term receivables:
  Commercial, less allowance for losses of $489 and $419       $18,759   $16,695
                                                               =================

        Government receivables and unbilled revenue include amounts from prime contractors with the U.S. Government where the Company is the subcontractor.

        Current receivables at December 31, 1997 and 1996 include trade accounts and the current portion of long-term notes receivable of $8,453,000 and $8,090,000, respectively.

        Included in long-term receivables are notes receivable on the sale of real estate lots in the amounts of $5,211,000 and $6,796,000 at December 31, 1997 and 1996, respectively, secured by real estate sold. Long-term receivables also include notes receivable on seismic equipment sales, in the amounts of $7,665,000 and $9,899,000 at December 31, 1997 and 1996, respectively, generally secured by equipment sold. Long-term notes receivable on seismic equipment sales bear interest rates between 6.72% and 13% which are due to the Company in monthly installments through October 1999. The current and long-term portion of notes receivable includes $3,471,000 and $3,021,000, respectively, sold to a financial institution with recourse at December 31, 1997 (Notes 1 and 13).

NOTE 5 - INVENTORIES

Inventories, which consist principally of electronic components, are summarized as follows (in thousands):

                                                             December 31,
                                                     --------------------------
                                                        1997              1996
                                                     --------------------------
Raw materials ...............................        $  39,935         $ 36,190
Work in process .............................           35,964           31,933
Finished goods ..............................           28,701           23,515
                                                     --------------------------
                                                       104,600           91,638
Less reserve for obsolescence ...............           (7,638)          (8,830)
                                                     --------------------------
                                                     $  96,962         $ 82,808
                                                     ==========================

        At December 31, 1997 and 1996, inventories included $12,026,000 and $9,408,000, respectively, of electronic components related to the land and transition zone seismic data acquisition system product line, PolySeis ATS(TM). The Company's majority-owned subsidiary, GeoScience, together with members of a consortium, completed commercial development of this product line in late 1995. Management believes this product is in the early stage of its life cycle and certain risks of market acceptance exist. GeoScience has recently experienced limited leasing activity of this product and believes the demand for this product will significantly increase and the related inventory will be sold in the normal course of business.

NOTE 6 - PROPERTY, PLANT AND EQUIPMENT

The components of property, plant and equipment are summarized as follows (dollars in thousands):
                                                           December 31,
                                         Estimated       ---------------
                                           lives         1997       1996
                                         --------------------------------
At cost:
  Land, buildings and improvements ..    10-35     $  32,594     $ 30,286
  Machinery and equipment ...........     3-12        85,193       86,249
                                                   ----------------------
                                                     117,787      116,535
Less accumulated depreciation .......                (68,738)     (67,618)
                                                   ----------------------
                                                   $  49,049     $ 48,917
                                                   ======================

NOTE 7 - NOTES PAYABLE

At December 31, 1997, the Company had unsecured short-term line of credit facilities aggregating approximately $99,716,000. Borrowings under these lines may be made in such amounts and at such maturities and interest rates as are offered by the banks and accepted by the Company at the time of each borrowing. The lines of credit contain certain restrictive covenants including limitations on asset sales, limitations on indebtedness, limitations on payments for dividends and acquisition of treasury shares, limitations on investments, and certain financial covenants and ratios. At December 31, 1997 and 1996, borrowings under these lines totaled $54,137,000 and $29,406,000, respectively. Weighted average interest rates on such borrowings outstanding at December 31, 1997 and 1996 were 8.10% and 8.27%, respectively.

NOTE 8 - LONG-TERM DEBT

The components of long-term debt are summarized as follows (dollars in thousands):

                                                                                                                  December 31,
                                                                                                             ----------------------
                                                                                                                1997         1996
                                                                                                             ----------------------
Unsecured note (denominated in Deutsche Marks) at Frankfurt interbank overnight rate (6.125% at
  December 31, 1997) interest payable quarterly; due September 30, 2000 ................................     $  5,618      $  6,344

Real estate mortgage notes, due in monthly installments with interest at 7.44% to 10.75%, maturity
  at various dates through 2012 ........................................................................        6,744         5,126

Term loan, unsecured, due in semi-annual installments with interest at 5.3%, maturity in 2000 ..........        1,783         2,501

Notes secured by equipment, due in monthly installments with interest at 4.7% to 13.0%, maturity
  at various dates through 2002 ........................................................................        3,320         1,176

Notes sold to a financial institution with recourse, due in quarterly installments with interest
  at 6.72%, maturing in 1999 ...........................................................................        5,848

Notes sold to a financial institution with recourse, due in monthly installments with interest
  at prime plus 2.5%, maturing in 1998 .................................................................          644

Other ..................................................................................................          804         3,078
                                                                                                             ----------------------
                                                                                                               24,761        18,225
Less current maturities ................................................................................       (8,622)       (4,251)
                                                                                                             ----------------------
                                                                                                             $ 16,139      $ 13,974
                                                                                                             ======================

        The unsecured note contains certain restrictive covenants similar to those for the lines of credit.

        Future maturities of long-term debt are $8,622,000 in 1998; $7,523,000 in 1999; $4,111,000 in 2000; $1,527,000 in 2001; $1,079,000 in 2002; and
$1,899,000 thereafter. In 1996, the Company elected to retire its senior unsecured notes with the proceeds received in connection with the GeoScience public offering. The Company paid a premium of $1,035,000 net of income taxes due to early extinguishment of this debt, which was recorded as an extraordinary charge.

        At December 31, 1997, $2,994,000 of machinery and equipment and $8,523,000 of land, buildings and improvements were pledged as collateral to secure various long-term debt obligations.

        The Company has entered into a forward exchange contract to reduce exposure to potentially adverse changes in the foreign currency exchange rate related to the debt obligation associated with the purchase of TELEFUNKEN. At December 31, 1997, the notional amount of the forward exchange contract of $5,618,000 is not included in the consolidated balance sheet.

NOTE 9 - INCOME TAXES

The components of income before income taxes were as follows (in thousands):

                                                 Year ended December 31,
                                         --------------------------------------
                                            1997           1996           1995
                                         --------------------------------------
Continuing operations
        Domestic ..................      $  7,665       $ 37,351       $ 17,035
        Foreign ...................         5,441          2,287          1,906
                                         --------------------------------------
                                           13,106         39,638         18,941
Discontinued operation
        Domestic ..................        (2,302)        (3,352)            (6)
                                         --------------------------------------
                                         $ 10,804       $ 36,286       $ 18,935
                                         ======================================

The provision for income taxes consists of the following (in thousands):

                                                 Year ended December 31,
                                         --------------------------------------
                                            1997           1996           1995
                                         --------------------------------------
Current tax expense
        U.S. Federal ..............      $  1,802       $  4,592       $  5,658
        State .....................           365            399            506
        Foreign ...................           601            934            413
                                         --------------------------------------
                Total current .....         2,768          5,925          6,577
                                         --------------------------------------
Deferred tax expense
        U.S. Federal ..............        (1,099)         7,334           (861)
        Foreign ...................         1,519         (1,102)           184
                                         --------------------------------------
                Total deferred ....           420          6,232           (677)
                                         --------------------------------------
                Total provision ...      $  3,188       $ 12,157       $  5,900
                                         ======================================

The total provision for (benefit from) income taxes is as follows (in thousands);
                                                 Year ended December 31,
                                         --------------------------------------
                                            1997           1996           1995
                                         --------------------------------------
Continuing operations .............      $  3,902       $ 13,196       $  5,902
Discontinued operation ............          (714)        (1,039)            (2)
                                         --------------------------------------
                                         $  3,188       $ 12,157       $  5,900
                                         ======================================

        The income tax expense for 1997, 1996 and 1995 resulted in effective tax rates of 29.5%, 33.5% and 31.2%, respectively. The reasons for the differences between these effective tax rates and the U.S. statutory rate of 35% are as follows (in thousands):
                                                    Year ended December 31,
                                                -------------------------------
                                                   1997        1996       1995
                                                -------------------------------
Federal taxes on income at statutory rates ..   $  3,781    $ 12,436    $ 6,627
State income taxes, net .....................        238         260        329
Foreign Sales Corporation benefit ...........       (875)       (946)      (590)
Research and development credits ............       (214)
Nondeductible intangible amortization .......        195       1,827        256
Change in valuation allowance ...............        124        (653)       (64)
Other, net ..................................        (61)       (767)      (658)
                                                -------------------------------
                                                $  3,188    $ 12,157    $ 5,900
                                                ===============================

        Deferred tax liabilities (assets) at December 31, 1997 and 1996 are comprised of the following (in thousands):
                                                               December 31,
                                                         ----------------------
                                                            1997         1996
                                                         ----------------------
Deferred tax liabilities:
  Depreciation .....................................     $  1,224      $    315
  Installment sales ................................          699           750
  Equity in earnings of affiliate ..................        1,276         1,049
  Basis difference in affiliate stock ..............        7,632         7,632
  Intangible amortization ..........................                        232
  Other ............................................          416           657
                                                         ----------------------
    Gross deferred tax liabilities .................       11,247        10,635
                                                         ----------------------
Deferred tax assets:
  Deferred compensation ............................       (2,263)       (2,106)
  Compensatory absences accruals ...................         (804)         (835)
  Inventory accounting and valuation allowance .....       (2,056)       (1,894)
  Net operating loss carryforwards .................         (249)       (1,144)
  Product warranty and related accruals ............         (321)         (368)
  Receivable valuation allowances ..................         (564)         (758)
  Contract percent of completion ...................         (473)       (1,092)
  Intangible amortization ..........................         (556)
  Installment income on sale of CogniSeis ..........       (1,272)
  Research and experimentation tax credit ..........         (579)         (979)
  Other ............................................       (1,044)         (739)
                                                         ----------------------
    Gross deferred tax assets ......................      (10,181)       (9,915)
Deferred tax asset valuation allowance .............          703           579
                                                         ----------------------
                                                         $  1,769      $  1,299
                                                         ======================

        A deferred tax asset valuation allowance is provided to reduce tax assets to a level which, more likely than not, will be realized. The components of the deferred tax asset valuation allowance at December 31, 1997 consist of $579,000 in research and development tax credits which are expected to expire unused and $124,000 in tax effected foreign net operating losses.

        Certain of the company's foreign subsidiaries utilized $2,656,000 in net operating losses during 1997. In addition, a foreign subsidiary incurred a net operating loss of $829,000 during 1997 resulting in total net operating losses of $1,207,000, which will carryforward indefinitely.

NOTE 10 - STOCK OPTION PLANS

The Company's 1990 Stock Option Plan (the "1990 Plan") covers 1,158,000 shares of common stock and provides for the granting of stock options and/or stock appreciation rights ("SARs") to key employees of the Company and to the members of the Board of Directors who are not employees of the Company ("Nonemployee Directors"). Each option has an exercise price of 100% of the fair market value on the date of grant and has a term of ten years. The options granted to key employees are exercisable 20% after one year, with an additional 20% exercisable each six months thereafter. Options granted to Nonemployee Directors are exercisable in full after one year. Shares granted and subsequently canceled are available for future grants. At December 31, 1997, options to purchase 248,370 shares of common stock were available for grant under the 1990 Plan.

        Any SARs granted under the 1990 Stock Option Plan cannot be exercised without the consent of the Compensation Committee of the Board of Directors except in certain defined instances involving a change in control of the Company. Since any exercises of SARs are expected to be allowed by the Committee only in extenuating circumstances, any liability for benefits derived therefrom will be recognized only at the time the Committee gives its approval to such exercises. No SARs have been exercised to date.

        Changes in outstanding options and/or SARs under the 1990 Plan during 1995, 1996 and 1997 were as follows:
                                                                 Weighted
                                                                 average
                                                                 exercise
                                               Shares            price
                                              --------------------------
Outstanding, December 31, 1994 ............   506,820          $   14.78
  Options granted .........................    17,000              28.21
  Options canceled ........................    (9,320)             20.04
  Options exercised .......................   (50,700)             14.43
                                              --------------------------
Outstanding, December 31, 1995 ............   463,800              15.20
  Options granted .........................   237,000              34.64
  Options canceled ........................    (2,000)             27.89
  Options exercised .......................   (68,780)             15.27
                                              --------------------------
Outstanding, December 31, 1996 ............   630,020              22.47
  Options granted .........................    82,500              28.00
  Options canceled ........................   (16,300)             32.00
  Options exercised .......................   (38,650)             15.79
                                              --------------------------
Outstanding, December 31, 1997 ............   657,570          $   23.32
                                              ==========================
Exercisable options
  December 31, 1995 .......................   266,480          $   12.84
  December 31, 1996 .......................   376,096          $   14.89
  December 31, 1997 .......................   446,650          $   19.18

        In 1996, the Company's majority-owned subsidiary, GeoScience, established the 1996 Equity Incentive Plan (the "1996 Plan") which covers 1,500,000 shares of GeoScience common stock and permits the granting of stock options. Each option has an exercise price of 100% of the fair market value on the date of grant and has a term of ten years. The options granted to key employees are exercisable 25% after one year, with an additional 25% exercisable each year thereafter. Options granted to Nonemployee Directors of GeoScience are exercisable in full after six months. At December 31, 1997 and 1996, options under the 1996 Plan covering 179,681 and 45,000 were exercisable at weighted average exercise prices of $13.58 and $17.55, respectively.

        The following table summarizes significant ranges of Tech-Sym's outstanding and exercisable options at December 31, 1997:

                          Options outstanding       Options exercisable
                -----------------------------------------------------------
                                  Weighted    Weighted             Weighted
                                  average     average              average
   Range of                      remaining    exercise             exercise
Exercise Prices    Shares      life in years   price    Shares      price
---------------------------------------------------------------------------
 $8.00-12.00     86,150            2.5         $8.09    86,150      $8.09
 12.01-18.00     197,250           5.3         15.35   197,250      15.35
 18.01-27.00     59,970            6.8         21.79    59,970      21.79
27.01-35.875     314,200           8.6         32.79   103,280      34.23
                 -------                               -------
 8.00-35.875     657,570           6.6         23.32   446,650      19.18
                 =======                               =======

        Pro forma information regarding net income and earnings per share is required by FAS 123, and has been determined as if the Company had accounted for its stock options under the fair value method of FAS 123. The fair value of the options at date of grant was estimated using a Black-Scholes option pricing model with the following weighted average assumptions:

                          1997                            1996                    1995
                -----------------------------------------------------------------------
                Tech-Sym        GeoScience      Tech-Sym        GeoScience      Tech-Sym
                -----------------------------------------------------------------------
Expected life   5.4 years       6.7 years       6.3 years       6.5 years       8 years
Interest rate       6.38%           6.09%           6.18%           6.58%         5.99%
Volatility            24%             54%             29%             51%           37%
Dividend yield         0%              0%              0%              0%            0%

        For purposes of pro forma disclosures, the estimated fair value of the options is amortized over the options' vesting period. The Company's pro forma net income and earnings per share from continuing operations was as follows (in thousands, except per share data):

                                                           Year Ended December 31,
                                                      --------------------------------
                                                       1997         1996         1995
                                                      --------------------------------
Net income from continuing operations, as reported    $8,685      $25,354      $13,039
Net income from continuing operations, pro forma ..    7,565       24,536       12,986
Continuing operations:
  Earnings per share - basic, as reported .........     1.44         3.99         2.00
  Earnings per share - diluted, as reported .......     1.41         3.90         1.95
  Earnings per share - basic and diluted, pro forma     1.25         3.86         1.99

Weighted average fair value of
  Tech-Sym options granted during the year ........   $10.33      $ 14.09      $ 14.71
Weighted average fair value of
  GeoScience options granted during the year ......   $ 6.35      $  7.43

        Pro forma net income includes $291,000 and $357,000 compensation expense, net of income taxes, for the year ended December 31, 1997 and 1996, respectively, related to the Company's majority-owned subsidiary, GeoScience.

        The pro forma effect on net income for 1997, 1996 and 1995 is not representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1995.

NOTE 11 - SHAREHOLDERS' INVESTMENT

SHAREHOLDER RIGHTS PLAN

The Board of Directors adopted a Shareholder Rights Plan in 1988 which in certain limited circumstances would permit shareholders to purchase securities at prices which would be substantially below market value.

STOCK REPURCHASES

The Company's Board of Directors has authorized the Company to repurchase shares of its common stock through open market purchases or privately negotiated transactions. Since 1987, the Company has repurchased an aggregate of 1,866,297 shares related to these authorizations. The shares are held by the Company and accounted for using the treasury stock method. The Company is authorized to repurchase up to 121,300 additional shares.

        GeoScience's Board of Directors has authorized GeoScience to repurchase shares of its common stock through open market purchases. Since 1996, GeoScience has repurchased an aggregate of 519,000 shares. The shares are held by GeoScience and accounted for using the treasury stock method. GeoScience is authorized to purchase up to 281,000 additional shares.

NOTE 12 - BENEFIT PLANS

The Company maintains a defined contribution retirement plan covering substantially all domestic employees. The annual Company contribution and administrative costs of the plan were $1,612,000 for 1997, $2,126,000 for 1996 and $1,898,000 for 1995. The Company's majority-owned subsidiary, GeoScience, has a defined contribution retirement plan (the GeoScience Plan) and 1997 was the first full year of existence for the GeoScience Plan. GeoScience's contribution and administrative costs of the GeoScience Plan were $400,000 in 1997. The Company's policy is to fund these retirement costs currently.

        The Company has executive retirement agreements with certain executive officers of the Company and a nonemployee directors' retirement plan for those directors that have never been employees of the Company. The executive retirement agreements generally provide for the payment of specified amounts in the event of retirement at or after age 62, total and permanent disability, death or termination of employment by the Company without cause. The nonemployee directors' retirement plan generally provides for the payment of specified amounts upon retirement on or after age 65 or upon termination of service due to disability or death. The Company has segregated certain assets in a grantor trust to meet these obligations, but those assets are available to creditors of the Company in the event of its bankruptcy or insolvency. These assets aggregating $6,330,000 and $5,638,000 at December 31, 1997 and 1996,
respectively, are included other assets.

        The costs for the executive retirement agreements and the nonemployee directors' retirement plan in 1997, 1996 and 1995 were $750,000, $813,000 and $855,000, respectively. The status of the retirement plans at December 31 was as follows (in thousands):
                                                               1997      1996
                                                             ------------------
Actuarial present value of:
  Vested benefit obligation ..............................   $ 6,503    $ 6,182
                                                             ==================
  Accumulated benefit obligation .........................   $ 6,523    $ 6,188
                                                             ==================
  Projected benefit obligation ...........................   $ 6,778    $ 6,483
                                                             ==================
Plan assets at fair value:
  Projected benefit obligation in excess of plan assets ..   $ 6,778    $ 6,483
Unrecognized net gain ....................................      (310)      (507)
Unrecognized prior service cost ..........................       (27)       (87)
Unrecognized net obligation at transition ................      (326)      (405)
Adjustment to recognize minimum liability ................       408        704
                                                             ------------------
Net pension liability ....................................   $ 6,523    $ 6,188
                                                             ==================

        The projected benefit obligation was developed assuming a beginning discount rate of 7.5% in 1997 and 1996, 9% in 1995 and an annual rate of increase in compensation levels of 5% in 1997, 1996 and 1995.

        TELEFUNKEN, which was acquired in January 1996, sponsored a noncontributory defined benefit pension plan for employees that provides benefits based upon specified percentages of the participants' salaries and the number of months of continuous service as of the date of retirement. In accordance with the purchase agreement, the Company was required to assume the pension liability for the employees which were active at the acquisition date. Additionally, the Company received cash and assumed pension liabilities related to nonactive employees at the acquisition date pending transfer thereof to the seller at a later date. In October 1997, the Company transferred to the seller the pension liabilities and related cash assets of $7,925,000 pertaining to the nonactive employees at the acquisition date.

        The cost for the foreign subsidiary's noncontributory defined benefit pension plan was $202,000 in 1997 and $342,000 in 1996. The status of the plan at December 31, 1997 and 1996 is as follows for active employees (in thousands):

                                                               1997      1996
                                                             ------------------
Actuarial present value of:
  Vested benefit obligation ..............................   $ 3,314    $ 3,539
                                                             ==================
  Accumulated benefit obligation .........................   $ 3,526    $ 3,806
                                                             ==================
  Projected benefit obligation ...........................   $ 4,198    $ 4,578
                                                             ==================
Plan assets at fair value:
  Projected benefit obligation in excess of plan assets ..   $ 4,198    $ 4,578
Unrecognized net gain ....................................      (672)      (772)
                                                             ------------------
Net pension liability ....................................   $ 3,526    $ 3,806
                                                             ==================
        The projected benefit obligation was developed assuming a beginning discount rate of 6.5% in 1997, 6.75% in 1996 and an annual rate of increase in compensation levels of 2.5% in 1997 and 3% in 1996.

NOTE 13 - COMMITMENTS AND CONTINGENCIES

CONCENTRATION OF CREDIT RISK

Financial instruments which potentially subject the Company to concentration of credit risk are primarily cash and cash equivalents, short-term investments, receivables, unbilled revenue and long-term receivables. The Company places its cash, cash equivalents and marketable securities investments in investment grade, short-term debt instruments and generally tries to limit the amount of credit exposure to any one commercial issuer. A portion of the Company's receivables and unbilled revenue are concentrated with the U.S. Government. Concentrations of credit risk with respect to the receivables, unbilled revenues, and long-term receivables from customers other than the U.S. Government are generally limited due to the large number of customers in the Company's customer base and their dispersion across different industries and geographic areas. Approximately 13% of receivables at December 31, 1997 are with an oil and gas exploration company located in Russia and a distributor located in China.

FINANCIAL INSTRUMENTS

The Company enters into various types of financial instruments in the normal course of business. The Company does not hold or issue financial instruments for trading purposes.

        Fair values of financial instruments are based on quoted market prices. The amounts ultimately realized upon settlement of these financial instruments will depend on actual market conditions during the remaining life of the instruments. Fair values of cash and cash equivalents, short-term investments, receivables, unbilled revenue, long-term receivables, accounts payable, other accrued liabilities, notes payable and long-term debt reflected in the December 31, 1997 and 1996 balance sheet approximate carrying value at that date.

LETTERS OF CREDIT

The Company has outstanding irrevocable letters of credit in the amount of $9,129,000 as of December 31, 1997. These letters, which have terms from one month to three years, are primarily maintained as security for performance and for advances received on long-term contracts. The letters of credit reflect fair value as a condition of their underlying purpose and are subject to fees competitively determined in the market place.

LEASE COMMITMENTS

The Company leases manufacturing and other facilities and equipment under certain long-term agreements which expire at various dates through 2020. Total rentals charged to operations under such operating leases for 1997, 1996 and 1995 were $1,674,000, $1,721,000 and $2,439,000, respectively.

        Future minimum rental commitments under all noncancelable operating leases in effect at December 31, 1997 total as follows: $1,077,000 in 1998; $971,000 in 1999; $940,000 in 2000; $447,000 in 2001; $344,000 in 2002; and
$1,470,000 thereafter.

LITIGATION

In the ordinary course of business, the Company is involved in various pending or threatened legal actions. While management is unable to predict the ultimate outcome of these actions, it believes that any ultimate liability arising from these actions will not have a material adverse effect on the Company's consolidated financial position, operating results or cash flows.

OTHER COMMITMENTS AND CONTINGENCIES

In accordance with the provisions of a note purchase agreement with a financial institution, the Company has the ability to sell up to $15,000,000 of eligible notes receivable. At December 31, 1997, the Company is contingently liable (in the event of customer default or covenant violations) for notes receivable sold to the financial institution of $6,492,000. During 1997, the Company sold $8,974,000 of notes receivable to the financial institution under this arrangement.

        The Company has no commitments or contingent liabilities which, in the judgment of management, would result in losses that would materially affect the Company's consolidated financial position, operating results or cash flows.

NOTE 14 - GEOGRAPHIC INFORMATION AND MAJOR CUSTOMERS

The Company is a diversified electronics engineering and manufacturing company primarily involved in the design, development and manufacture of products used for communications, the exploration and production of hydrocarbons and defense systems.

        The Company's areas of operation outside the United States principally include Europe and Asia. Sales between geographic regions are accounted for at prices intended to yield a reasonable return to the selling affiliate. The Company's geographic information from continuing operations is as follows (in thousands):
                                                      Year ended December 31,
                                                --------------------------------
                                                    1997       1996       1995
                                                --------------------------------
Revenue from unaffiliated customers:
  United States .............................   $ 236,826    $243,782   $198,572
  Europe ....................................      50,342      48,551     17,516
  Asia ......................................       4,945       4,419      5,458
  Other foreign .............................       1,987       2,300      2,306
                                                --------------------------------
    Total ...................................   $ 294,100    $299,052   $223,852
                                                ================================
Sales between geographic regions:
  United States .............................   $   6,792    $  8,299   $  3,191
  Europe ....................................       5,266       9,243        767
  Other foreign .............................       2,645       1,942        633
                                                --------------------------------
    Total ...................................   $  14,703    $ 19,484   $  4,591
                                                ================================
Net income (loss) from continuing operations:
  United States .............................   $   4,912    $ 18,804   $ 11,580
  Europe ....................................       3,290       5,901        813
  Asia ......................................       1,121         592        472
  Other foreign .............................        (638)         57        174
                                                --------------------------------
    Total ...................................   $   8,685    $ 25,354   $ 13,039
                                                ================================
Identifiable assets at end of year:
  United States .............................   $ 301,467    $263,611   $244,084
  Europe ....................................      36,026      46,571     11,953
  Asia ......................................       6,163       6,357      5,487
  Other foreign .............................       3,094       6,740      3,502
                                                --------------------------------
    Total ...................................   $ 346,750    $323,279   $265,026
                                                ================================

        Net income (loss) from continuing operations include all costs and expenses directly related to the geographic area. Identifiable assets of geographic areas are those assets related to the Company's operations in each area and include the identifiable assets of the discontinued operation at December 31, 1996 and 1995. The Company's investment in consolidated foreign subsidiaries at December 31, 1997, 1996 and 1995 approximated $12,937,000, $14,828,000 and $2,611,000, respectively.

        Total export revenue consisting of sales from the Company's U.S. operating subsidiaries by geographic area are as follows (in thousands):

                                      1997             1996             1995
                                    -----------------------------------------
Europe ......................       $45,239          $52,045          $25,665
Asia ........................        22,556           16,151           28,295
Other .......................        16,274           16,364           16,769
                                    -----------------------------------------
  Total .....................       $84,069          $84,560          $70,729
                                    =========================================

        Foreign currency transaction gains and losses included in the Consolidated Statement of Income were $1,012,000 and $600,000 in 1997 and 1996 and were immaterial in 1995.

        Sales under contracts and subcontracts where the U.S. Government is the ultimate customer accounted for approximately 30%, 31% and 36% of the Company's sales in 1997, 1996 and 1995, respectively.

NOTE 15 - OTHER FINANCIAL INFORMATION

Other accrued liabilities are comprised of the following (in thousands):

                                                                 December 31,
                                                            --------------------
                                                              1997         1996
                                                            --------------------
Commissions payable ..................................      $ 3,072      $ 2,840
Incentive bonus accruals .............................        1,579        2,159
Vacation accruals ....................................        2,310        2,970
Accrued product warranty and related reserves ........          943          878
Accrued interest payable .............................          636          454
Other ................................................       12,859       10,824
                                                            --------------------
                                                            $21,399      $20,125
                                                            ====================

        Other long-term liabilities include deferred gains on installment sales contracts of $2,867,000 and $3,575,000 at December 31, 1997 and 1996,
respectively.

NOTE 16 - QUARTERLY FINANCIAL INFORMATION

The following is a summary of unaudited quarterly financial data for the years 1997 and 1996 (in thousands except per share amounts):

                                                                                           Quarter ended
                                                             ----------------------------------------------------------------------
                                                               March 31,          June 30,         September 30,      December 31,
                                                             ----------------------------------------------------------------------
1997
Sales ...................................................    $   72,898         $   72,225         $   71,254         $   77,723
Gross profit ............................................        22,087             22,163             21,647             27,106
Net income from continuing operations ...................         2,042              2,183                729              3,731
Loss from discontinued operation ........................          (496)              (740)
Net income ..............................................    $    1,546         $    1,443         $      729         $    3,731
Earnings (loss) per common share
  Continuing operations
    Basic ...............................................    $      .34         $      .36         $      .12         $      .62
    Diluted .............................................    $      .33         $      .35         $      .12         $      .61
  Discontinued operation
    Basic and diluted ...................................    $     (.08)        $     (.12)
  Net income
    Basic ...............................................    $      .26         $      .24         $      .12         $      .62
    Diluted .............................................    $      .25         $      .23         $      .12         $      .61
1996
Sales ...................................................    $   65,808         $   65,780         $   83,181         $   84,283
Gross profit ............................................        22,645             22,948             24,181             25,652
Net income from continuing operations * .................         2,910             16,983              3,853              1,608
Income (loss) from discontinued operation ...............          (631)              (932)              (556)               140
Extraordinary item ......................................                           (1,035)
Net income ..............................................    $    2,279         $   15,016         $    3,297         $    1,748
Earnings (loss) per common share
  Continuing operations
    Basic ...............................................    $      .44         $     2.58         $      .62         $      .27
    Diluted .............................................    $      .43         $     2.52         $      .61         $      .26
  Discontinued operation
    Basic and diluted ...................................    $     (.09)        $     (.14)        $     (.09)        $      .02
  Extraordinary item
    Basic and diluted ...................................                       $     (.16)
  Net income
    Basic ...............................................    $      .35         $     2.28         $      .53         $      .29
    Diluted .............................................    $      .34         $     2.22         $      .52         $      .28

* THE SECOND QUARTER OF 1996 INCLUDES GAIN ON SALE OF SUBSIDIARY STOCK OF $13,758, NET OF TAXES, AND THE FOURTH QUARTER OF 1996 INCLUDES THE WRITE OFF OF GOODWILL OF $3,627, WHICH IS NOT TAX DEDUCTIBLE.

Earnings per common share are computed independently for each of the quarters presented and therefore may not sum to the totals for the year.

REPORT OF INDEPENDENT ACCOUNTANTS

The Shareholders and Board of Directors of Tech-Sym Corporation:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of cash flows and of changes in shareholders' investment present fairly, in all material respects, the financial position of Tech-Sym Corporation and its subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

Houston, Texas
February 18, 1998

STOCKHOLDER AND MARKET INFORMATION

Comparative Common Stock Data
                            1996                            1997
Quarter            High             Low             High            Low
---------------------------------------------------------------------------
First            36 3/4           28 3/8           32 1/2           29
Second           40               28 1/8           34               27 3/8
Third            30 1/8           23               34 3/4           31
Fourth           29 7/8           26               35               23 3/4

No dividends were paid on such stock in 1996 or 1997, and the Company has no present intention of paying dividends.

Record number of holders of Common Stock at February 28, 1998: 1,880.